LUNDIN MINING CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

CONCERNING THE PROPOSED BUSINESS COMBINATION OF
LUNDIN MINING CORPORATION AND EUROZINC MINING CORPORATION

September 20, 2006

Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street	111 48 Stockholm
Vancouver B.C. V6C 3E8	Tel 08-545 074 70
Canada
Tel. +1 604 689 7842	www.lundinmining.com

September 20, 2006

To our shareholders,

On August 21, 2006 Lundin Mining announced that the Company intends to enter into a merger with the Canadian mining group EuroZinc. The merger is a significant step in Lundin Mining's aggressive growth strategy. The Company has in the past three years grown rapidly and now operates three mines, and has also developed a highly promising portfolio of exploration projects and investments, not least the Russian Ozernoe-project which was announced this summer. The merged group will be named Lundin Mining Corporation.

The merger with EuroZinc takes Lundin Mining to the next level on the global mining scene, and two Portuguese copper-zinc-lead-silver mines will be added to the asset portfolio, Neves-Corvo and Aljustrel. Aljustrel is currently not in production but the plan is to re-start the mine during the second half of 2007. The combined annual production volumes following the merger of the two companies are estimated to be 205,000 tonnes of zinc metal and 90,000 tonnes of copper metal from 2008. Lundin Mining will have a strong balance sheet and a solid financial position.

The transaction between Lundin Mining and EuroZinc is conditional upon the approval of 50.1% of Lundin Mining's shareholders and 66.7% of EuroZinc's shareholders. Special shareholder meetings will be held on October 19, 2006 and the transaction is expected to close by late October. The shares of the merged entity will be listed on the Toronto Stock Exchange, the Stockholm Stock Exchange and also on the American Stock Exchange. Further details about the merger can be found in the accompanying management information circular.

The Board of Lundin Mining unanimously recommends that shareholders vote in favour of the transaction, and the largest shareholder in the Company, the Lundin Family interests, have pledged their full support.

I am very enthusiastic about the future of the merged company and look forward to continue to develop Lundin Mining together with our new colleagues at EuroZinc. Through the merger we will not only increase our number of employees to approximately 1,500, but also the level of professional expertise. I am convinced that with the combined knowledge and experience of the new management team, Lundin Mining will be able to continue to grow in a profitable way.

Yours sincerely

"Karl-Axel Waplan"

Karl-Axel Waplan
CEO and President

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF LUNDIN MINING CORPORATION

NOTICE IS HEREBY GIVEN that the special meeting (the "Meeting") of the shareholders (the "Lundin Shareholders") of Lundin Mining Corporation ("Lundin Mining" or the "Corporation") will be held at the Suite 2101, 885 West Georgia Street, Vancouver, British Columbia on October 19, 2006 at 10:00 a.m. (Vancouver time) for the following purposes:

1.    to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "Share Issue Resolution"), the full text of which is reproduced at Schedule A to the accompanying Circular, authorizing the issue of up to approximately 54,734,559 Lundin Shares in connection with the proposed arrangement (the "Arrangement") pursuant to the British Columbia Business Corporations Act, including the business combination (the "Combination") of Lundin Mining and EuroZinc Mining Corporation, including Lundin Shares issuable upon exercise of outstanding options of EuroZinc, as more particularly described in the Circular;

2.    to consider and, if deemed appropriate, to pass, with or without variation, conditional upon completion of the Combination, a resolution (the "Lundin New Board Resolution"), the full text of which is reproduced at Schedule B to the accompanying Circular, increasing the board of directors of Lundin Mining;

3.    to consider and, if deemed appropriate, to pass, with or without variation, conditional upon completion of the Combination, a resolution (the "Lundin SOP Amendment Resolution"), the full text of which is reproduced at Schedule C to the accompanying Circular, authorizing and approving an amendment to the Lundin Mining incentive stock option plan, to increase the number of options that may be issued thereunder;

4.    to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the "Subdivision Resolution"), the full text of which is reproduced at Schedule D to the accompanying Circular, amending Lundin Mining's share structure by subdividing all of the fully paid and issued Lundin Shares (the "Subdivision"), each Lundin Share being divided by a ratio of 3 to 1. The proposed special resolution authorizes the directors of the Company, in their discretion, to refrain from implementing the Subdivision. If the directors choose to give effect to the Subdivision Resolution, the Subdivision will not be implemented until after the Effective Date;

5.    to consider and, if deemed appropriate, to pass with or without variation, a resolution (the "Appointment of Auditor Resolution"), the full text of which is reproduced at Schedule E to the accompanying Circular, appointing auditors for Lundin Mining to hold office until the next Annual Meeting, at a remuneration to be fixed by the directors of Lundin Mining; and

6.    to transact such other business as may properly come before the Lundin Meeting or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Circular.

The Combination will be completed pursuant to the amended and restated arrangement agreement (the "Arrangement Agreement") dated September 18, 2006, among EuroZinc and Lundin Mining, a copy of which is attached as Schedule H to the accompanying Circular. A description of the Combination and the other matters to be dealt with at the Meeting is included in the Circular.

Only Lundin Shareholders of record at the close of business on September 14, 2006 are entitled to receive notice of the Meeting and any adjournment or postponement thereof.

Lundin Shareholders who are unable to be present in person at the Meeting are requested to complete, date, sign and return, in the envelope provided for that purpose, the enclosed form of proxy. In order to be voted, proxies must be received by Lundin Mining Corporation, c/o its registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, by no later than 1:00 p.m. (Toronto time) on October 17, 2006 or, in the case of any adjournment or postponement of the Meeting, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the adjourned or postponed Meeting.

DATED at Vancouver this 20th day of September, 2006.
BY ORDER OF THE BOARD

"Karl-Axel Waplan"

KARL-AXEL WAPLAN
President and Chief Executive Officer

TABLE OF CONTENTS

INFORMATION CIRCULAR	...1
Introduction	1
Forward Looking Statements	1
Exchange Rate Information	2
SUMMARY INFORMATION	4
The Meeting	4
The Combination	4
Distribution of Lundin Shares and Payment of Cash Consideration	5
The Arrangement	5
Fairness Opinion	6
The Companies	6
Financial Information	..6
Background to the Arrangement	7
Reasons for the Arrangement	..8
Lundin Mining Following the Arrangement	8
Recommendation of the Lundin Board of Directors	8
Stock Exchange Approvals	8
Court Approval and Completion of the Arrangement	.8
Post Arrangement Matters	9
GENERAL PROXY INFORMATION	10
Solicitation of Proxies	10
Appointment of Proxyholder	10
Voting of Proxies	11
Exercise of Discretion	11
Voting By Beneficial Shareholders	11
Revocation of Proxy	12
INFORMATION CONCERNING THE MEETING	12
Time, Date and Place	12
Record Date and Shares Entitled to Vote	12
Matters to be Considered	12
Principal Shareholders	13
Quorum and Votes Required for Certain Matters	13
Interests of Certain Persons in the Arrangement	.13
Executive Compensation	13
Material Contracts	13
THE ARRANGEMENT	14
Background	...14
Benefits of the Combination	15
Recommendation of the Lundin Board of Directors	16
Macquarie Fairness Opinion	16
Court Approval and Completion of the Arrangement	..18
Distribution of Lundin Shares and Payment of Cash Consideration	18
Description of Plan of Arrangement	20
Effect of the Arrangement	..21
THE ARRANGEMENT AGREEMENT	.22
General	22
Treatment of EuroZinc Options	22
Representations and Warranties	22
Covenants	23
Conditions to the Arrangement	25

- ii -

Amendment and Waiver	.27
Non-Solicitation	27
Superior Proposals	28
Termination and Break Fees	28
Expenses of the Arrangement	30
REGULATORY MATTERS	30
European Anti-Trust Law	30
Notice of Minister of Economy, Portugal	30
Notice of Department of Communications, Marine and Natural Resources, Ireland	..30
Issue and Resale of Lundin Shares	30
INFORMATION CONCERNING EUROZINC	31
INFORMATION CONCERNING LUNDIN MINING	32
STOCK EXCHANGE LISTINGS	32
ACCOUNTING TREATMENT	32
ELIGIBILITY FOR INVESTMENT	33
SPECIAL BUSINESS TO BE CONSIDERED BY LUNDIN SHAREHOLDERS	..33
Share Issue Resolution	33
Lundin New Board Resolution	33
Lundin SOP Amendment Resolution	33
Subdivision Resolution	34
Appointment of Auditor Resolution	34
LUNDIN MINING DIRECTORS' APPROVAL	.35
CONSENT OF DELOITTE & TOUCHE LLP	36
CONSENT OF KPMG LLP	37
CONSENT OF PRICEWATERHOUSECOOPERS LLP	38
GLOSSARY	39
SCHEDULE A — SHARE ISSUE RESOLUTION	A-1
SCHEDULE B — LUNDIN NEW BOARD RESOLUTION	... B-1
SCHEDULE C — LUNDIN SOP AMENDMENT RESOLUTION	C-1
SCHEDULE D — SUBDIVISION RESOLUTION	D-1
SCHEDULE E — APPOINTMENT OF AUDITOR RESOLUTION	E-1
SCHEDULE F — NOTICE OF CHANGE OF AUDITOR	F-1
SCHEDULE G — MACQUARIE FAIRNESS OPINION	G-1
SCHEDULE H — ARRANGEMENT AGREEMENT	H-1
SCHEDULE I — PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS	I-1
SCHEDULE J — INFORMATION RELATING TO EUROZINC	J-1
SCHEDULE K — INFORMATION RELATING TO LUNDIN MINING	K-1

INFORMATION CIRCULAR

Introduction

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Lundin Mining for use at the Meeting and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement which is attached as Schedule H to this Circular. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "Glossary". Information contained in this Circular is given as of September 18, 2006 unless otherwise specifically stated.

Forward Looking Statements

This Circular contains forward-looking statements. All statements other than statements of historical fact contained in this Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Lundin Mining or EuroZinc. Lundin Shareholders can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: fluctuation of mineral prices, foreign currency fluctuations, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, political risks, statutory and regulatory compliance, changes to laws, regulations and permits governing operations and activities of mining companies, industrial accidents, labour disputes, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, repatriation of earnings to Canada from other jurisdictions, dependence on key management employees, conflicts of interest, significant and increasing competition in the mining industry; stock price and volume volatility and the timing of the Final Order and the Effective Date of the Arrangement as well as the stock exchange listing of securities issued under the Arrangement. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Circular. Although Lundin Mining believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Please refer to "The Arrangement - Risk Factors" in this Circular. Readers should not place undue reliance on forward-looking statements.

The mineral resource figures disclosed in, or incorporated by reference into, this Circular are estimates and no assurances can be given that the indicated levels will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Lundin Mining believes that the resource estimates disclosed in this Circular are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on Lundin Mining.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular and, except as required under applicable securities laws, Lundin Mining undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Exchange Rate Information

All dollar amounts set forth in this Circular are in Canadian dollars, except where otherwise indicated. All references to "US dollars" or to "US$" are to United States dollars and all references to SEK are to Swedish kronor. The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	6 months	Year ended December 31,
ended
	June 30, 2006	2005	2004	2003
Rate at end of period	US$0.8969	US$0.8577	US$0.8309	US$0.7738
Average rate during period	US$0.8784	US$0.8253	US$0.7683	US$0.7135
High for period	US$0.9099	US$0.8690	US$0.8493	US$0.7738
Low for period	US$0.8528	US$0.7872	US$0.7159	US$0.6350

The noon buying rate on September 18, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.8952.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in Swedish kronor in effect at the end of the periods indicated, the average of exchange rates in effect during such periods, and the high and low exchange rates during such period based on closing rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into Swedish kronor.

	6 months	Year ended December 31,
ended
	June 30, 2006	2005	2004	2003
Rate at end of period	SEK 6.5505	SEK 6.8505	SEK 5.5029	SEK 5.5899
Average rate during period	SEK 6.6606	SEK 6.1457	SEK 5.6437	SEK 5.7658
High for period	SEK 6.8106	SEK 6.8702	SEK 5.8089	SEK 5.9361
Low for period	SEK 6.5505	SEK 5.6309	SEK 5.4613	SEK 5.5899

SUMMARY INFORMATION

The following is a summary of the principal features of the Arrangement and certain other matters and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular including the Schedules hereto. Capitalized terms not otherwise defined in this Summary are defined in the Glossary or elsewhere in the Circular including the Schedules hereto. This Summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein.

The Meeting

Date, Time and Place

The Meeting will be held at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia on October 19, 2006 at 10:00 a.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Special Meeting.

Record Date

The Record Date for determining the registered Lundin Shareholders for the Meeting is September 14, 2006.

Purpose of the Meeting

At the Meeting, Lundin Shareholders will be asked to approve resolutions: (i) authorizing the issuance of up to approximately 54,734,559 Lundin Shares including approximately 1,156,363 Lundin Shares that may be issued upon the exercise of EuroZinc Options, in connection with the Combination; (ii) increasing the size of the Lundin Board of Directors from 9 to 10; (iii) increasing the number of options that may be issued under the Lundin Mining incentive stock option plan from 3,000,000 to 7,000,000; (iv) subdividing all of the fully paid and issued Lundin Shares, each Lundin Share being divided by a ratio of 3 to 1; and (v) appointing auditors for Lundin Mining to hold office until the next Annual Meeting.

The vote required to approve the issuance of approximately 54,734,559 Lundin Shares in connection with the Combination, the increase in the number of options that may be issued under the Lundin Mining incentive stock option plan and the appointment of auditors of Lundin Mining to hold office until the next Annual Meeting shall be no less than 50% of the votes cast by Lundin Shareholders, either in person or by proxy, at the Meeting. The vote required to approve the increase in the size of the Lundin Board of Directors from 9 to 10 and the subdivision of the fully paid and issued Lundin Shares by a ratio of 3 to 1 shall be no less than 66 2/3% of the votes cast by Lundin Shareholders, either in person or by proxy, at the Meeting.

The Combination

Pursuant to the Arrangement Agreement, EuroZinc and Lundin Mining have agreed to complete the Combination pursuant to which, amongst other things, each EuroZinc Shareholder other than a Dissenting Shareholder will be entitled to receive 0.0952 Lundin Shares and $0.0001 for each EuroZinc share held. Immediately following the Effective Date, EuroZinc will be a wholly-owned Subsidiary of Lundin Mining. Under the Arrangement Agreement Lundin Mining has covenanted that promptly after the Effective Date, but in any event within 30 days, it will take all steps necessary to continue EuroZinc under the CBCA and amalgamate Lundin Mining with EuroZinc.

Distribution of Lundin Shares and Payment of Cash Consideration

At or promptly after the Effective Time Lundin Mining will deposit with the Depositary or otherwise make available certificates representing the number of Lundin Shares required to be issued to the EuroZinc Shareholders in connection with the Arrangement and will deposit with the Depositary the funds required to pay the cash consideration. Upon surrender to the Depositary for cancellation of a certificate representing outstanding EuroZinc Shares together with a duly completed Letter of Transmittal, the holder of such certificate will be entitled to receive a certificate representing the number of Lundin Shares to which such holder is entitled, together with the cash consideration to be paid in respect thereof.

The Arrangement

The principal features of the Arrangement may be summarized as follows, which summary is qualified in its entirety by reference to the full text of the Arrangement Agreement.

Pursuant to the Plan of Arrangement, at the Effective Time the following shall occur, and shall be deemed to occur in the following order, without any further act or formality:

(a)  EuroZinc Shares held by Dissenting Shareholders shall be deemed to be transferred to Lundin Mining and Lundin Mining will be obliged to pay therefor the amount determined and payable in accordance with Article 4 of the Plan of Arrangement and the names of such holders will be removed from the register of holders of EuroZinc Shares and Lundin Mining will be recorded as the registered holder of the EuroZinc Shares so transferred and will be deemed to be the legal and beneficial owner of such EuroZinc Shares;

(b)  all EuroZinc Shares held by Former EuroZinc Shareholders, other than Lundin Mining or any Dissenting Shareholders, shall be exchanged with Lundin Mining for Lundin Shares and cash on the basis of 0.0952 Lundin Shares and $0.0001 in cash for each EuroZinc Share; and

(c)  (i) each EuroZinc Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of EuroZinc Shares otherwise issuable upon the exercise thereof, the number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EuroZinc Shares to which such holder was theretofore entitled upon such exercise, and (ii) such EuroZinc Option shall otherwise continue to be governed by and be subject to the terms of the EuroZinc Share Option Plan and applicable agreement thereunder. If the adjustment to the EuroZinc Options contemplated by this paragraph results in a disposition of EuroZinc Options for options to acquire Lundin Shares or "new" EuroZinc Options, it is intended that the provisions of subsection 7(1.4) of the ITA apply to any such disposition. Therefore, in the event that the amount, if any, by which the total value (determined immediately after the Effective Time) of the Lundin Shares that a holder is entitled to acquire at and from the Effective Time exceeds the amount payable to acquire such shares (the "Lundin Option In-the-Money Amount"), exceeds the amount by which the total value (determined immediately before the Effective Time) of the EuroZinc Shares that the holder was entitled to acquire immediately before the Effective Time exceeds the amount payable to acquire such shares (the "EuroZinc Option In-the-Money Amount"), the number of Lundin Shares which may be acquired at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Option In-the-Money Amount does not exceed the EuroZinc Option In-the-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Fairness Opinion

The Lundin Board of Directors retained Macquarie North America Ltd. to address the fairness, from a financial point of view, to the Lundin Shareholders, of the Exchange Ratio.

The Macquarie Fairness Opinion, the complete text of which is attached to this Circular as Schedule G, concludes that, based upon and subject to the factors referred to therein, as of September 19, 2006, the Exchange Ratio was fair, from a financial point of view, to the Lundin Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The Companies

EuroZinc is a corporation existing under the BCBCA. EuroZinc's registered office and records office are both located at 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 and its head office is located at Suite 1601 - 543 Granville Street, Vancouver, British Columbia, V6C 1X8. EuroZinc is a reporting issuer in all Canadian provinces and is publicly-traded on the TSX and the AMEX under the symbol "EZM". For further information, see Schedule J "Information Relating to EuroZinc".

Lundin Mining is a corporation existing under the CBCA. Lundin Mining's registered office and records office are both located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4, and its head office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8. Lundin Mining also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining and exploration activities. Lundin Mining is a reporting issuer in British Columbia, Alberta, Ontario, Quebec and Nova Scotia and is publicly-traded on the TSX and the SSE under the symbols "LUN" and "LUMI", respectively. For further information, see Schedule K, "Information Relating to Lundin Mining".

Financial Information

The following table sets out certain pro forma combined financial information of EuroZinc and Lundin Mining for the year ended December 31, 2005 and the six months ended June 30, 2006 after giving effect to the Arrangement.

The information provided below is qualified in its entirety by the unaudited Pro Forma Consolidated Financial Statements attached as Schedule I hereto. Reference should be made to those financial statements as well as to the audited annual financial statements of EuroZinc for the year ended December 31, 2005, the unaudited financial statements of EuroZinc for the six months ended June 30, 2006, the audited consolidated financial statements of Lundin Mining for the year ended December 31, 2005 and the unaudited consolidated financial statements of Lundin Mining for the six months ended June 30, 2006, which are incorporated herein by reference.

			For the year ended	For the six
	As at and for the year ended		December 31,	months ended
	December 31, 2005		2005	June 30, 2006
			Pro Forma after	Pro Forma after
		Lundin	giving effect to the	giving effect to
($000's except per share amounts)	EuroZinc(4)	Mining(5)	Arrangement	the Arrangement

Mineral projects revenue	$314,934	$192,073	$507,007	$462,114
Cash flow from operations(1)	131,423	62,292	N/A	N/A
Per share (basic)	0.25	1.62	N/A	N/A
Per share (diluted)	0.25	1.61	N/A	N/A
Net earnings	88,337	29,963	118,300	147,687
Per share (basic)	0.17	0.78	1.27	1.55
Per share (diluted)	0.17	0.78	1.27	1.54
Total Assets	448,591	406,814	N/A	2,443,705
Total Liabilities	217,561	161,671	N/A	459,367
Working Capital (deficit)(2)	24,566	63,824	N/A	271,841
Shareholders' Equity	231,030	244,516	N/A	1,984,338
Outstanding (000's)(3)
Basic	523,613	38,416	93,093	95,394
Diluted	533,233	38,659	93,336	95,771

Notes:

(1)   The term "cash flow from operations" should not be considered as an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP. Cash flow from operations is defined as funds from operations before the change in non cash working capital related to operating activities. The reconciliation between net earnings and funds from operations can be found in the statement of cash flows in the financial statements. Cash flow from operations per share are calculated using the weighted average number of shares outstanding consistent with the calculation of earnings per share.

(2)   Working capital is current assets net of current liabilities including bank debt and excluding unrealized financial instruments.

(3)   Weighted average number of common shares outstanding during the year.

(4)   Derived from the audited financial statements of EuroZinc as at and for the year ended December 31, 2005.

(5)   Derived from the audited consolidated financial statements of Lundin Mining as at and for the year ended December 31, 2005.

As at September 18, 2006, there were 562,796,177 EuroZinc Shares outstanding and 40,908,331 Lundin Shares outstanding.

Background to the Arrangement

In April 2006 management of Lundin Mining discussed the possibility and merits of a business combination of EuroZinc and Lundin Mining. Senior management of both companies met to discuss a potential merger and on May 2, 2006 a confidentiality agreement was entered into by the companies. Lundin Mining engaged legal counsel and professional advisors to assist it with a due diligence review of the affairs of EuroZinc and the negotiation of the terms of a definitive agreement. On August 18, 2006 the Lundin Board of Directors met to consider the Arrangement Agreement and a presentation and report from Macquarie and to discuss the proposed transaction. The Lundin Board of Directors unanimously, with Lukas Lundin declaring his interest in EuroZinc and abstaining from voting, authorized Lundin Mining to enter into the Arrangement Agreement.

Certain terms of the transaction were subsequently modified to address certain tax implications and the terms of an amended and restated Arrangement Agreement were settled. The Lundin Board of Directors met to consider the amended and restated Arrangement Agreement on September 14, 2006 and unanimously, with Lukas Lundin declaring his interest in EuroZinc and abstaining from voting, authorized Lundin Mining to enter into the amended and restated Arrangement Agreement. On September 18, 2006 Lundin Mining and EuroZinc entered into the amended and restated Arrangement Agreement.

Reasons for the Arrangement

The Lundin Board of Directors concluded that a merger with EuroZinc would be in the best interest of both Lundin Mining and the Lundin Shareholders. The merged entity will own and operate a portfolio of four profitable operating mines, with a fifth mine, Aljustrel, scheduled to be reopened in the second half of 2007. Following the Arrangement Lundin Mining will also have an extensive exploration and development property portfolio and a combined management team that will be well positioned to coordinate and manage the future growth of Lundin Mining.

Lundin Mining Following the Arrangement

Following the Arrangement Lundin Mining will have a market capitalization of approximately US$3.0 billion. It will remain listed on the TSX and the SSE and will have made application to list its securities for trading on the AMEX.

Upon completion of the Arrangement, Former EuroZinc Shareholders will own approximately 56.7% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.3% of the then outstanding Lundin Shares on a non-diluted basis, and Former EuroZinc Shareholders will own approximately 56.9% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.1% of the then outstanding Lundin Shares, on a fully diluted basis.

Recommendation of the Lundin Board of Directors

The Lundin Board of Directors, after consultation with its advisors and considering the conclusions of the Fairness Opinion, has determined that the Arrangement is fair and in the best interests of the Lundin Shareholders. The Lundin Board of Directors recommends that the Lundin Shareholders vote in favour of the Share Issue Resolution, the Lundin New Board Resolution and the Lundin SOP Amendment Resolution. The Lundin Board of Directors also recommends that the Lundin Shareholders vote in favour of the Subdivision Resolution and the Appointment of Auditor Resolution. See "The Arrangement - Recommendations of the Lundin Board of Directors".

Stock Exchange Approvals

It is a condition of Closing that the Lundin Shares to be issued to the EuroZinc Shareholders shall be conditionally approved for listing on the TSX and SSE and that AMEX shall have authorized for listing, subject to official notice of issuance, the Lundin Shares to be issued to the EuroZinc Shareholders and that all required approvals of the TSX, SSE and AMEX shall have been obtained. See "Stock Exchange Listings" in this Circular.

Court Approval and Completion of the Arrangement

The transactions contemplated in the Arrangement will be carried out with the intention that all Lundin Shares issued on completion of the Arrangement to the holders of EuroZinc Shares will be issued by Lundin Mining in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the "Section 3(a)(10) Exemption"). In order to ensure the availability of the Section 3(a)(10) Exemption, the Arrangement will be subject to approval of the Court. See "The Arrangement - Court Approval and Completion of the Arrangement" in this Circular.

Post Arrangement Matters

On the Effective Date, the Lundin Board of Directors shall be reconstituted such that it will consist of ten directors, five of which shall be nominated by Lundin Mining and five of which will be nominated by EuroZinc. It is anticipated that EuroZinc's nominees will be David Mullen, Don Charter, Dale Peniuk, Colin K. Benner and Graham Mascall and that Lundin Mining's nominees will be Lukas H. Lundin, Anthony O'Reilly, William A. Rand, Brian D. Edgar and John H. Craig.

It is further anticipated that following the Arrangement the constitution of Lundin Mining's senior management will be revised. See "The Arrangement - Effect of the Arrangement".

It is expected that KPMG LLP will cease to act as auditors of Lundin Mining as Lundin Mining intends to nominate PricewaterhouseCoopers LLP (EuroZinc's current auditors) for appointment as auditors of Lundin Mining.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the Meeting to be held at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia on October 19, 2006 at 10:00 a.m. (Vancouver time), for the purposes set out in the accompanying Notice of Special Meeting.

Management's solicitation of proxies will primarily be by mail and may be supplemented by telephone or other means of communication to be made without special compensation by directors, officers and regular employees of Lundin Mining. Lundin Mining may retain other persons or companies to solicit proxies on behalf of management of Lundin Mining, in which event customary fees for such services will be paid. All solicitation costs will be borne by Lundin Mining.

The information contained in this Circular is given as of September 18, 2006, unless otherwise indicated.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are directors and/or officers of Lundin Mining (the "Management Proxyholders"). A registered shareholder has the right to appoint a person other than one of the Management Proxyholders to represent the registered shareholder at the Meeting by striking out the printed names and inserting that other person's name in the blank space provided. A proxyholder need not be a shareholder. If a shareholder appoints one of the Management Proxyholders as a nominee and there is no direction by the registered shareholder, the Management Proxyholder shall vote the proxy FOR all proposals set out in the enclosed proxy form and in this Circular.

The instrument appointing a proxyholder must be signed in writing by the registered shareholder, or such shareholder's attorney authorized in writing. If the registered shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Corporation's registrar and transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 1:00 p.m. (Toronto time) on October 17, 2006 or not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement thereof, or if it is deposited with the Secretary of the Corporation or the chairman of the Meeting prior to the time of voting at the Meeting, or any adjournment or postponement thereof.

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining, completing and depositing the required form of proxy, you should contact Computershare Investor Services Inc. by telephone (toll free) at 1-800-564-6253.

Voting of Proxies

Common shares of Lundin Mining represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the registered shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.

Exercise of Discretion

The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of Special Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Special Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters. As of the date of this Circular, management of Lundin Mining knows of no such amendments, variations or other matters to come before the Meeting.

Voting By Beneficial Shareholders

The information in this section is important to many Lundin Shareholders as a substantial number of Lundin Shareholders do not hold their shares in their own name.

Lundin Shareholders who hold Lundin Shares through their brokers, intermediaries, trustees, or other nominees (such Lundin Shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by Lundin Shareholders whose names appear on the share register of Lundin Mining may be recognized and acted upon at the Meeting. If common shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder will not appear on the share register of Lundin Mining. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Beneficial Shareholders. As a result, Beneficial Shareholders should carefully review the voting and instructions provided by their broker, agent or nominee with this Circular and ensure that they direct the voting of their shares in accordance with those instructions.

Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by such shareholder's broker, agent or nominee is limited to instructing the registered holder on how to vote such shares on behalf of the Beneficial Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically prepares voting instruction forms, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of such shares at the

Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote their shares at the Meeting. Instead, the voting instruction form must be returned to ADP or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

Revocation of Proxy

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of Lundin Mining, at any time up to and including the last Business Day preceding the date of the Meeting, or any adjournment thereof, or with the Secretary of Lundin Mining or the chairman of the Meeting prior to the time of voting at the Meeting. Only registered Lundin Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf.

INFORMATION CONCERNING THE MEETING

Time, Date and Place

The Meeting will be held at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia on October 19, 2006 at 10:00 a.m. (Vancouver time) as set forth in the Notice of Special Meeting.

Record Date and Shares Entitled to Vote

At the close of business on the Record Date there were 40,908,331 Lundin Shares outstanding. Lundin Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Meeting. Lundin Shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting, except to the extent that a Lundin Shareholder has transferred Lundin Shares after the Record Date and the transferee of such Lundin Shares produces a properly endorsed certificate for such Lundin Shares or otherwise establishes that the transferee owns them and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Lundin Shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Lundin Shares at the Meeting.

Matters to be Considered

At the Meeting, Lundin Shareholders will be asked to consider and vote upon: (i) the Share Issue Resolution; (ii) the Lundin New Board Resolution; (iii) the Lundin SOP Amendment Resolution; (iv) the Subdivision Resolution; (v) the Appointment of Auditor Resolution; and (vi) such other matters as may properly come before the Meeting.

The Lundin Board of Directors unanimously recommends that Lundin Shareholders vote IN FAVOUR of the Share Issue Resolution, the Lundin New Board Resolution and the Lundin SOP Amendment Resolution at the Meeting. The Lundin Board of Directors also recommends that Lundin Shareholders vote in favour of the Subdivision Resolution and the Appointment of Auditor Resolution. See "The Arrangement — Recommendation of the Lundin Board of Directors".

It is a mutual condition of the completion of the Arrangement that the Arrangement, and other material transactions contemplated in the Arrangement Agreement or necessary to complete the

Arrangement shall have been approved by the EuroZinc Shareholders at the EuroZinc Meeting and by the Lundin Shareholders at the Meeting.

Principal Shareholders

As at the Record Date, to the knowledge of the directors and officers of Lundin Mining, the only persons or companies that beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Lundin Shares then outstanding are as follows:

Name and Address	Number of Shares	Percentage of Issued Capital
Adolf H. Lundin (1)	8,076,510	19.74%
NOTE:
(1)	These shares are held by Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and
Investments Ltd., private corporations owned by trusts whose settlor is Adolf H. Lundin.

As at September 18, 2006, the total number of Lundin Shares owned or controlled by management and the directors of the Corporation and their associates or affiliates was 8,552,328 Lundin Shares, representing 20.91% of the total issued and outstanding common shares of Lundin Mining.

Quorum and Votes Required for Certain Matters

The presence, in person or represented by proxy, of two holders of Lundin Shares entitled to vote thereat will constitute a quorum for the Meeting.

The Share Issue Resolution, the Lundin SOP Amendment Resolution, and the Appointment of Auditor Resolution each require the affirmative vote of not less than a majority of the votes cast by Lundin Shareholders who vote in respect thereof, in person or by proxy, at the Lundin Meeting. The Lundin New Board Resolution and the Subdivision Resolution each require the affirmative vote of not less than two-thirds of the votes cast by Lundin Shareholders who vote in respect thereof, in person or by proxy, at the Lundin Meeting.

Interests of Certain Persons in the Arrangement

Other than as set out in this Circular or in the Schedules hereto, no director or executive officer of Lundin Mining, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

Executive Compensation

Information concerning executive compensation of Lundin Mining is contained in the Management Proxy Circular of Lundin Mining dated April 26, 2006 relating to the annual meeting of Lundin Shareholders held on May 31, 2006, which circular is incorporated by reference herein.

Material Contracts

Except for contracts entered into in the ordinary course of business or as otherwise disclosed in this Circular or as otherwise referred to in a document incorporated by reference herein, the only material contract entered into by Lundin Mining in the two years immediately prior to the date of this Circular that can reasonably be regarded as presently material is the Arrangement Agreement, which is attached as Schedule H to this Circular.

THE ARRANGEMENT

Pursuant to the Arrangement Agreement, EuroZinc and Lundin Mining have agreed to complete the Combination pursuant to which, among other things, each EuroZinc Shareholder (other than a registered EuroZinc Shareholder who exercises Dissent Rights) will be entitled to receive 0.0952 Lundin Shares and $0.0001 in cash for each EuroZinc Share held by such EuroZinc Shareholder. Immediately following the Effective Date EuroZinc will be a wholly-owned Subsidiary of Lundin Mining. Under the Arrangement Agreement Lundin Mining has covenanted that promptly after the Effective Date, but in any event within 30 days, it will take all steps necessary to continue EuroZinc under the CBCA and amalgamate Lundin Mining with EuroZinc. Fractional Lundin Shares will be rounded down to the nearest whole number.

Upon completion of the Arrangement, each holder of a EuroZinc Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of EuroZinc Shares otherwise issuable upon such exercise, the number of Lundin Shares which such holder would have been entitled to receive as a result of the transactions contemplated in the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EuroZinc Shares to which such holder was previously entitled upon such exercise. The term of expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such EuroZinc Options will otherwise be unchanged and any document or agreement previously evidencing a EuroZinc Option shall still be deemed to evidence such EuroZinc Option.

Upon completion of the Arrangement, Former EuroZinc Shareholders will own approximately 56.7% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.3% of the then outstanding Lundin Shares on a non-diluted basis. Former EuroZinc Shareholders will own approximately 56.9% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.1% of the then outstanding Lundin Shares, on a fully diluted basis.

In connection with the Combination, Lundin Shareholders will be asked to pass with or without variation, the Share Issue Resolution, the Lundin New Board Resolution and the Lundin SOP Amendment Resolution. Lundin Shareholders will also be asked to pass, with or without variation, the Subdivision Resolution and the Appointment of Auditor Resolution.

Background

In April 2006 management of Lundin Mining discussed the possibility and merits of a business combination of EuroZinc and Lundin Mining. Management of Lundin Mining approached senior management of EuroZinc to determine if EuroZinc would be interested in pursuing discussions regarding a potential merger. On May 2, 2006 a confidentiality agreement was entered into between the companies.

In May and June of 2006 the Lundin Board of Directors retained Cassels Brock & Blackwell LLP, McCullough O'Connor Irwin LLP, Thorsteinssons LLP and Linklaters Advokatbyra to act as legal advisors to Lundin Mining. The Lundin Board of Directors also engaged Macquarie to prepare a valuation of EuroZinc and reached an understanding with Macquarie that Macquarie would render an opinion as to fairness, from a financial point of view, to the Lundin Shareholders of the consideration to be issued on completion of the Arrangement, comprising the Exchange Ratio.

On August 18, 2006, the Lundin Board of Directors, with the assistance of its legal counsel, settled the terms of a definitive Arrangement Agreement with EuroZinc.

On August 18, 2006, the Lundin Board of Directors met to consider a presentation of the management of Macquarie in respect of the Macquarie Fairness Opinion and to review the Arrangement

Agreement. Following a discussion of the Arrangement Agreement and a presentation from management of Macquarie relating to the Macquarie Fairness Opinion, the Lundin Board of Directors unanimously, with Lukas Lundin declaring his interest and abstaining from voting, authorized Lundin Mining to enter into the Arrangement Agreement, which was executed on August 20, 2006.

Certain terms of the transaction were subsequently modified to address certain tax implications and the terms of an amended and restated Arrangement Agreement were settled. The Lundin Board of Directors met to consider the amended and restated Arrangement Agreement on September 14, 2006 and unanimously, with Lukas Lundin declaring his interest and abstaining from voting, authorized Lundin Mining to enter into the amended and restated Arrangement Agreement. On September 18, 2006 EuroZinc and Lundin Mining entered into the amended and restated Arrangement Agreement.

Benefits of the Combination

The Lundin Board of Directors believes that the Combination will have the following benefits for their shareholders:

(i)    the combination of the businesses of EuroZinc and Lundin Mining is expected to create a mining and exploration company with a global focus in copper and zinc with operating mines in Sweden, Ireland and Portugal;

(ii)    the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of further consolidation and acquisition opportunities in the base metals mining industry;

(iii)  the combined company will have attributable annualized base metal production of approximately 450 million pounds of contained zinc, 220 million pounds of contained copper and 140 million pounds of contained lead;

(iv)  the combined company will have immediate and near-term production growth opportunities through the development of its exploration and mine development property portfolio in Sweden, Ireland, Portugal, Spain and Russia and through investments in companies with exploration and mine development projects in Eritrea and Iran;

(v)   the combined company will have proven and probable mineral reserves (as at December 31, 2005) containing approximately 6,600 million pounds of zinc, 2,100 million pounds of copper and 1,200 million pounds of lead. It will have measured and indicated mineral resources (as at December 31, 2005, inclusive of reserves) containing approximately 9,700 million pounds of zinc, 2,500 million pounds of copper and 1,300 million pounds of lead. In addition, the combined company will have inferred resources containing 5,600 million pounds of zinc, 650 million pounds of copper and 830 million pounds of lead;

(vi)  the combined company will have a market capitalization of approximately US$3.0 billion; (based on the closing price of the EuroZinc Shares and the Lundin Shares on the TSX on August 18, 2006);

(vii) the combined company will have a strong balance sheet with US$243 million in cash and short-term investments as at June 30, 2006 and a significant operating cash flow to facilitate an aggressive growth strategy;

(viii) the combined company will have an experienced and entrepreneurial management team with significant operating experience; and

(ix)   the combined company will have a more diversified geographic base.

Recommendation of the Lundin Board of Directors

The Lundin Board of Directors has unanimously approved the Share Issue Resolution, the Lundin New Board Resolution and the Lundin SOP Amendment Resolution and unanimously recommends that the Lundin Shareholders vote IN FAVOUR of each of those resolutions at the Meeting. See "Information Concerning the Meetings — Interests of Certain Persons in the Combination". In recommending that the Lundin Shareholders vote in favour of the Share Issue Resolution, the Lundin Board of Directors considered, among other things, the expected benefits of the Arrangement as well as the following factors:

(i)     the financial analysis provided by Macquarie to the Lundin Board of Directors and the opinion of Macquarie that, as of September 19, 2006, the Exchange Ratio is fair, from a financial point of view, to the Lundin Shareholders;

(ii)    under the terms of the Arrangement Agreement, the Lundin Board of Directors is able to consider (in accordance with the provisions of the Arrangement Agreement) any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal and approve or recommend to Lundin Shareholders or enter into an agreement in respect of a Superior Proposal (see "The Arrangement Agreement — Non-Solicitation");

(iii)   information provided in respect of EuroZinc with respect to its assets and properties;

(iv)   information provided in respect of EuroZinc with respect to its historical and current financial condition, business and operations; and

(v)   the anticipated size and market liquidity of Lundin Mining subsequent to the Arrangement.

The Lundin Board of Directors has also unanimously approved the Subdivision Resolution and the Appointment of Auditor Resolution and unanimously recommends that the Lundin Shareholders vote IN FAVOUR of each of those resolutions at the Meeting. Macquarie Fairness Opinion

On August 18, 2006, Macquarie delivered its verbal report to the Lundin Board of Directors to the effect that, as of such date, the Exchange Ratio was fair, from a financial point of view, to the Lundin Shareholders. Macquarie subsequently delivered the Macquarie Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of September 19, 2006, the Exchange Ratio was fair, from a financial point of view, to the Lundin Shareholders.

In arriving at its opinion Macquarie, amongst other things:

(a)    Reviewed what it had been advised was the most recent draft of the Arrangement Agreement and the schedules thereto;

(b)    Reviewed certain publicly available financial and other information concerning Lundin Mining and EuroZinc that it deemed to be relevant for purposes of its analysis;

(c)    Reviewed certain historical financial information and operating data concerning Lundin Mining and EuroZinc which was provided by Lundin Mining and EuroZinc respectively;

(d)   Reviewed certain projected financial and operating information, including, without limitation, operational forecasts, financial forecasts and internal mine models, which was prepared and provided by Lundin Mining and EuroZinc, respectively;

(e)   Conducted discussions with senior executives and managers of Lundin Mining and EuroZinc concerning the matters described in clauses (b), (c) and (d) above;

(f)    Reviewed historical market prices and valuation multiples for the Lundin Shares and EuroZinc Shares and compared such prices and multiples with those of certain publicly traded companies that it deemed relevant for purposes of its analysis;

(g)   Reviewed the financial results of Lundin Mining and EuroZinc and compared them with publicly available financial data concerning certain publicly traded companies that it deemed to be relevant for purposes of its analysis;

(h)   Reviewed publicly available financial data for merger and acquisition transactions it deemed comparable for purposes of its analysis;

(i)    Compared the consideration of 0.0952 Lundin Shares and $0.0001 (the "Consderation") and its implied transaction value to the historical market prices of the EuroZinc Shares;

(j)    Compared the Consideration to the value per EuroZinc Share implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(k)    Reviewed certain industry reports and statistics as it deemed relevant for purposes of its analysis; and

(l)    Reviewed and considered such other financial, market, technical and industry information, discussions or analyses it considered to be relevant and appropriate in the circumstances.

In preparing the Macquarie Fairness Opinion, Macquarie relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations acquired by it from public sources or information provided to it by Lundin Mining and EuroZinc. Macquarie did not attempt to verify independently the accuracy or completeness of such information, data, advice, opinions or representations.

Also in connection with the preparation of the Macquarie Fairness Opinion, Macquarie made assumptions with respect to industry performance, general business, market and economic conditions and other matters, and believes its assumptions to be reasonable.

Macquarie believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by Macquarie, without considering all factors and analyses together, could be misleading. Accordingly, the complete text of the Macquarie Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Schedule G. The Macquarie Fairness Opinion addresses only the fairness of the Exchange Ratio from a financial point of view and is not and should not be construed as a valuation of EuroZinc, Lundin Mining or any of their respective assets or securities or a recommendation to any Shareholder as to whether to vote in favour of the Share Issue Resolution, the Lundin New Directors' Resolution or the Lundin SOP Resolution.

Lundin Shareholders are urged to, and should, read the Macquarie Fairness Opinion in its entirety.

Court Approval and Completion of the Arrangement

The transactions contemplated in the Arrangement will be carried out with the intention that the Lundin Shares issued on completion of the Arrangement will be issued in reliance on exemptions from the registration requirements of the U.S. Securities Act. In order to ensure the availability of an exemption, the Arrangement requires, amongst other things, the approval of the EuroZinc Shareholders at the EuroZinc Meeting and approval by the Court. Prior to the mailing of this Circular, EuroZinc obtained the Interim Order providing for the calling and holding of the EuroZinc Meeting and other procedural matters.

Subject to the approval of the Arrangement Resolution by the EuroZinc Shareholders at the EuroZinc Meeting, the hearing in respect of the Final Order is scheduled to take place on October 24, 2006 at 9:45 a.m. (Vancouver time) or shortly thereafter in the Court at 800 Smithe Street, Vancouver, British Columbia. All EuroZinc Shareholders who wish to participate or be represented or to present evidence or arguments at that hearing must serve and file a notice of appearance as set out in the Interim Order and satisfy all other applicable requirements. At the hearing in respect of the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Assuming that the Final Order is granted and the other conditions in respect of the Arrangement as set out in the Arrangement Agreement are satisfied or waived, it is anticipated that the Final Order will be filed with the Registrar to give effect to the Plan of Arrangement and the various other documents necessary to complete the Arrangement as contemplated under the Arrangement Agreement will be executed and delivered.

It is currently anticipated that the effective date for the Combination will be on or about October 27, 2006.

Distribution of Lundin Shares and Payment of Cash Consideration

At or promptly after the Effective Time for the Combination, Lundin Mining will deposit with the Depositary or otherwise make available certificates representing the number of Lundin Shares required to be issued to the EuroZinc Shareholders in connection with the Arrangement and will deposit with the Depositary the funds required to pay the cash consideration. Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding EuroZinc Shares together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder, a certificate representing that number (rounded down to the nearest whole number) of Lundin Shares that such holder has the right to receive pursuant to the Plan of Arrangement, together with the cash consideration to be paid in respect thereof, and the surrendered certificate will be cancelled.

In the event of a transfer of ownership of EuroZinc Shares that is not registered in the transfer records of EuroZinc, a certificate representing the proper number of Lundin Shares may be issued to the transferee if the certificate representing such EuroZinc Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer.

Until surrendered, each certificate which immediately prior to the Effective Time represented EuroZinc Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing Lundin Shares that the holder thereof has the right to receive pursuant to the Plan of Arrangement.

If any certificate that immediately prior to the Effective Time represented outstanding EuroZinc Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will cause to be issued in exchange for such lost, stolen or destroyed certificate, a certificate representing Lundin Shares deliverable in respect thereof in accordance with such holder's Letter of Transmittal, as determined in accordance with the Arrangement. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the person to whom a certificate representing Lundin Shares is to be issued must, as a condition precedent to the issuance thereof, give a bond satisfactory to Lundin Mining and the Depositary in such amount as Lundin Mining and the Depositary may direct or otherwise indemnify Lundin Mining and the Depositary in a manner satisfactory to Lundin Mining and the Depositary against any claim that may be made against Lundin Mining or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

No dividends or other distributions declared or made after the Effective Time with respect to Lundin Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that immediately prior to the Effective Time represented outstanding EuroZinc Shares that were exchanged pursuant to the Arrangement, unless and until the holder of record of such certificate surrenders such certificate (together with a Letter of Transmittal which has been completed and signed in the manner required thereby in respect of such certificate) or complies with the required procedures in respect of lost, stolen or destroyed certificates. Subject to applicable law, at the time of such surrender of any such certificate or compliance with the required procedures in respect of lost, stolen or destroyed certificates, there will be paid to the holder of record of the certificate representing Lundin Shares, without interest, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender paid with respect to such Lundin Shares.

Lundin Mining and the Depositary are entitled to deduct and withhold from any dividend or distribution otherwise payable to any holder of EuroZinc Shares or Lundin Shares such amounts as Lundin Mining or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

To the extent that a EuroZinc Shareholder has not surrendered the certificates representing the Lundin Shares held by such EuroZinc Shareholder on or before the date which is six years after the Effective Date (the "final proscription date"), then the Lundin Shares which such EuroZinc Shareholder was entitled to receive will be delivered to Lundin Mining by the Depositary for cancellation and will be cancelled by Lundin Mining, and the interest of the EuroZinc Shareholder in such Lundin Shares will be terminated as of such final proscription date.

Description of Plan of Arrangement

Subject to the conditions in the Arrangement Agreement being satisfied or waived, Lundin Mining and EuroZinc will jointly apply to the Court for the Final Order approving the Plan of Arrangement under the provisions of section 291 of the BCBCA. In connection with the Combination, among other things, each EuroZinc Shareholder (other than a registered EuroZinc Shareholder who exercises Dissent Rights) will be entitled to receive Lundin Shares in exchange for the EuroZinc Shares held by such EuroZinc Shareholder on the basis of 0.0952 Lundin Shares, together with $0.0001 cash, for each EuroZinc Share held by such EuroZinc Shareholder, all pursuant to the provisions of the Plan of Arrangement. Fractions of Lundin Shares will be rounded down to the nearest whole number.

At the Effective Time in connection with the Combination, subject to the provisions of the Plan of Arrangement, the following shall occur, and shall be deemed to occur in the following order, without any further act or formality:

(a)   each EuroZinc Share in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Lundin Mining, with Lundin Mining being obliged to pay therefor the amount determined and payable in accordance with Section 4 of the Plan of Arrangement, and the name of such holder will be removed from the register of holders of EuroZinc Shares and Lundin Mining will be recorded as the registered holder of the EuroZinc Shares so transferred and will be deemed to be the legal and beneficial owner of such EuroZinc Shares;

(b)   all EuroZinc Shares held by Former EuroZinc Shareholders (other than Lundin Mining or any Dissenting Shareholders) shall be exchanged with Lundin Mining for Lundin Shares on the basis of 0.0952 Lundin Shares and $0.0001 in cash for each EuroZinc Share, subject to sections 3.03, 3.04 and 4.01 of the Plan of Arrangement; and

(c)    (i) each EuroZinc Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of EuroZinc Shares otherwise issuable upon the exercise thereof, the number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EuroZinc Shares to which such holder was theretofore entitled upon such exercise, and (ii) such EuroZinc Option shall otherwise continue to be governed by and be subject to the terms of the EuroZinc Share Option Plan and applicable agreement thereunder. If the adjustment to the EuroZinc Options contemplated by this paragraph results in a disposition of EuroZinc Options for options for Lundin Shares or "new" EuroZinc Options, it is intended that the provisions of subsection 7(1.4) of the ITA apply to any such disposition. Therefore, in the event that the amount, if any, by which the total value (determined immediately after the Effective Time) of the Lundin Shares that a holder is entitled to acquire at and from the Effective Time exceeds the amount payable to acquire such shares (the "Lundin Option In-the- Money Amount"), exceeds the amount by which the total value (determined immediately before the Effective Time) of the EuroZinc Shares that the holder was entitled to acquire immediately before the Effective Time exceeds the amount payable to acquire such shares (the "EuroZinc Option In-the-Money Amount"), the number of Lundin Shares which may be acquired at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Option In-the-Money Amount does not exceed the EuroZinc Option In-the-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Assuming that there are 562,796,177 Euro Zinc Shares outstanding as at the Effective Time (which assumes that no EuroZinc Options are exercised prior to such time) and that no EuroZinc Shareholder exercises Dissent Rights, Lundin Mining will issue approximately 53,578,196 Lundin Shares upon the completion of the Arrangement (not including Lundin Shares issuable upon the subsequent exercise of EuroZinc Options). Based upon the foregoing assumptions, upon the completion of the Arrangement, former EuroZinc Shareholders will own approximately 56.7% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.3% of the then outstanding Lundin Shares, on a non-diluted basis, and Former EuroZinc Shareholders will own approximately 56.9% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.1% of the then outstanding Lundin Shares, on a fully diluted basis.

Effect of the Arrangement

The Arrangement Agreement provides for the implementation of the Plan of Arrangement pursuant to which, on the Effective Date, each one issued and outstanding EuroZinc Share (other than those held by Dissenting Shareholders) shall be deemed to be transferred to Lundin Mining in exchange for 0.0952 Lundin Shares and $0.0001 in cash.

Pursuant to the terms and subject to the conditions and other provisions set forth in the Plan of Arrangement, each EuroZinc Option will entitle the holder thereof to receive, in lieu of the number of EuroZinc Shares otherwise issuable upon the exercise thereof, the number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement Agreement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EuroZinc Shares to which such holder was theretofore entitled upon such exercise.

Immediately following the Effective Date EuroZinc will be a wholly owned Subsidiary of Lundin Mining. Pursuant to the Arrangement Agreement, promptly after the Effective Date and in all events within thirty (30) days, Lundin Mining will take all steps necessary to continue EuroZinc under the CBCA and amalgamate Lundin Mining with EuroZinc.

Certain of the existing directors and officers of EuroZinc will be the directors and officers of Lundin Mining following completion of the Arrangement. On the Effective Date, the board of directors of Lundin Mining shall be reconstituted such that it will consist of ten directors, five of which shall be nominated by Lundin Mining and five of which will be nominated by EuroZinc. It is anticipated that EuroZinc's nominees will be David Mullen, Don Charter, Dale Peniuk, Colin K. Benner and Graham Mascall and that Lundin Mining's nominees will be Lukas H. Lundin, Anthony O'Reilly, William A. Rand, Brian D. Edgar and John H. Craig.

It is further anticipated that following the Arrangement senior management of Lundin Mining will include, among others, Lukas Lundin as Chairman, Colin K. Benner as Vice Chairman and Chief Executive Officer, and Karl-Axel Waplan as President and Chief Operating Officer.

The Plan of Arrangement is attached as Schedule A to the Arrangement Agreement, which is included in this Information Circular as Schedule H. Readers are encouraged to carefully review the Plan of Arrangement, as it contains the specific terms and conditions governing the Arrangement.

THE ARRANGEMENT AGREEMENT

The following is a description of the material terms and conditions of the Arrangement Agreement. The full text of the Arrangement Agreement, including the Plan of Arrangement attached as Schedule A thereto, is attached as Schedule H to the Circular. Lundin Shareholders are encouraged to read the Arrangement Agreement in its entirety.

General

The Arrangement Agreement is dated as of September 18, 2006, and is made among EuroZinc and Lundin Mining. Under the Arrangement each holder of EuroZinc Shares will be entitled to receive 0.0952 Lundin Shares and $0.0001 cash for each EuroZinc Share held on the terms set out in the Plan of Arrangement. Fractions of Lundin Shares will be rounded down to the nearest whole number.

Treatment of EuroZinc Options

The Arrangement Agreement and the Plan of Arrangement provide that each holder of a EuroZinc Option will be entitled to receive upon the subsequent exercise thereof in accordance with its terms, and shall accept in lieu of the number of EuroZinc Shares otherwise issuable upon such exercise, the number of Lundin Shares which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EuroZinc Shares to which such holder was theretofore entitled upon such exercise.

The EuroZinc Options will continue to be governed by and be subject to the terms of the EuroZinc Share Option Plan and applicable agreements thereunder.

Based on the number of EuroZinc Options outstanding on September 18, 2006, upon completion of the Arrangement, holders of EuroZinc Options will be entitled to purchase an aggregate of approximately 1,156,363 Lundin Shares.

Representations and Warranties

The Arrangement Agreement contains various representations and warranties of EuroZinc to Lundin Mining with respect to EuroZinc and its subsidiaries and of Lundin Mining to EuroZinc with respect to Lundin Mining and its subsidiaries. These representations and warranties relate to, among other things: (a) their respective corporate organization, existence and similar corporate matters; (b) their respective capitalization; (c) the authorization, execution, delivery and enforceability of the Arrangement Agreement and the consummation of the transactions contemplated thereby not (i) resulting in a violation, contravention or breach of, or requiring any consent or giving rise to any termination rights under any provisions of (A) their articles or by-laws, (B) any laws or regulations, or (C) any contract, agreement, licence or permit; (ii) giving rise to any right of termination or acceleration of indebtedness, (iii) resulting in the imposition of any encumbrance on their property or assets, or (iv) except as disclosed, resulting in payments becoming due to any of their directors or officers, which in any case would, individually or in the aggregate, have a Material Adverse Effect on EuroZinc or Lundin Mining, as the case may be; (d) directors' approvals; (e) identification of their respective material subsidiaries; (f) there being no default under, or any event, condition or occurrence which, after notice or lapse of time or both, would constitute a default under any contract, agreement or licence which would, individually or in the aggregate, have a Material Adverse Effect on EuroZinc or Lundin Mining, as the case may be; (g) except as disclosed, since December 31, 2005, their having conducted their respective business in the ordinary and regular course of business consistent with past practice; (h) employment and labour matters; (i) the audited consolidated financial statements for the financial years ended December 31, 2005 and 2004 and for the six month period (unaudited) ended June 30, 2006 having been prepared in accordance with Canadian generally accepted accounting principles consistently applied; (j) completeness and accuracy of financial and corporate books and records; (k) the absence of material litigation; (l) title to properties and condition of assets; (m) insurance matters; (n) environmental matters; (o) the filing of tax returns, the payment of taxes and other tax matters; (p) neither party owning or licensing any intellectual property material to its business; (q) pension and employee benefits; (r) reporting issuer and listing status; (s) the filing with securities regulatory authorities and stock exchanges of all forms, reports and other documents required to be filed, the compliance in all material respects of such documents with the requirements of applicable securities legislation and such documents not containing any misrepresentation; (t) compliance with applicable laws; (u) there being no cease trade order and no investigation that may operate to prevent or restrict trading of their respective securities; (v) there being no option on assets; (w) there being no non-competition agreement or any other agreement which purports to limit the manner or the localities in which all or any material portion of the business of EuroZinc or Lundin Mining is conducted; (x) the principal offices of EuroZinc and Lundin Mining not being located within the United States; (y) substantially all of the assets and property of EuroZinc and Lundin Mining is located outside the United States; (z) each of EuroZinc and Lundin Mining being a foreign private issuer as defined in Rule 405 under the U.S. Securities Act; (aa) neither EuroZinc nor Lundin Mining being registered, nor being required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act; (bb) both EuroZinc and Lundin Mining having made full disclosure; (cc) no brokers having been engaged or retained in connection with the Arrangement; (dd) in respect of Lundin Mining, its status as not a "non-Canadian" for tax purposes; (ee) the Lundin Shares to be issued pursuant to the Arrangement, being, upon issue, issued as fully paid and non-assessable shares; and (ff) in respect of Lundin Mining, it not being, nor it becoming, upon completion of the transactions contemplated by the Arrangement Agreement, an "Accelerated Filer" or a "Large Accelerated Filer" as defined under Rule 12b-2 under the U.S. Securities Exchange Act.

Covenants

Until the Effective Date or the date upon which the Arrangement Agreement is terminated, each of EuroZinc and Lundin Mining is required to, and to cause its subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice, other than in connection with the Arrangement. In addition, each of EuroZinc and Lundin Mining is required (except as contemplated by the Arrangement Agreement or as disclosed to the other party in writing or as the other party may agree in writing) to, and to cause its subsidiaries to, among other things:

(a)      not directly or indirectly do or permit to occur any of the following:

(i)     issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber any shares or options, warrants, calls, conversion privileges or rights of any kind to acquire any shares other than the issuance of shares pursuant to options to acquire such shares existing at the date of the Arrangement Agreement;

(ii)   other than pursuant to obligations or rights under existing contracts, agreements or commitments, sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect thereof;

(iii)  amend or propose to amend its articles or by-laws or the terms of outstanding options;

(iv)   split, combine or reclassify any shares or declare, set aside or pay any dividend or other distribution (in cash, securities, property or otherwise) with respect to its shares;

(v)   redeem, purchase or offer to purchase any shares and any options or obligations or rights under existing contracts, agreements and commitments;

(vi)  reorganize, amalgamate or merge with any person, except a reorganization, amalgamation or merger among EuroZinc and any of its subsidiaries or between any of EuroZinc's subsidiaries;

(vii)  acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) (A) satisfy or settle any claims or disputes which are, individually or in the aggregate, in excess of $100,000;

(B)   relinquish any contractual rights which are, individually or in the aggregate, in excess of $100,000; or

(C)   enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments, other than in the ordinary and regular course of business and not for speculative purposes;

(ix)   incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)    except as required by Canadian or other generally accepted accounting principles or any applicable law, make any changes to its existing accounting practices or make any material tax election inconsistent with past practices; or

(xi)   enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in the Arrangement Agreement.

(b)   other than pursuant to existing employment arrangements, not enter into or modify any employment or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay to, or make any loan to, any officer, director, employee or consultant of EuroZinc or Lundin Mining, as the case may be;

(c)    use its commercially reasonable best efforts to cause its current insurance (or re- insurance) policies not to be cancelled or terminated or any other coverage under those policies to lapse;

(d)   not take any action that would interfere with or be inconsistent with the completion of the Arrangement or would render, or reasonably may be expected to render, any of its representations or warranties in the Arrangement Agreement untrue and promptly notify the other party of:

(i)    any Material Adverse Change or Material Adverse Effect or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect;

(ii)   any material complaint, investigation or hearing;

(iii)  any breach of a covenant in the Arrangement Agreement; or

(iv)  any event that would render any representation or warranty contained in the Arrangement Agreement untrue or inaccurate in any material respect;

(e)    not enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which it is a party or by which it is bound;

(f)     not settle or compromise any claim brought by any present, former or purported holder of any of its securities;

(g)    use all commercially reasonable efforts to satisfy or cause the satisfaction of the conditions precedent to its obligations under the Arrangement Agreement and to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or advisable under applicable laws to complete the Arrangement; not take any action, refrain from taking any action or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated by the Arrangement Agreement or which would or could have a Material Adverse Effect; in all material respects, conduct itself so as to keep the other party fully informed; make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable laws required in connection with the transactions contemplated by the Arrangement Agreement; and use commercially reasonable efforts to conduct its affairs so that all of its representations and warranties are true and correct on the Effective Date; and

(h)   make available or cause to be made available all documents, agreements, corporate records and minute books as may be necessary to enable the other party to effect a thorough examination of its business, properties and financial status.

Conditions to the Arrangement

The obligations of EuroZinc and Lundin Mining to complete the Arrangement are subject to the satisfaction of certain mutual conditions, including, among others: (i) the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise; (ii) the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement, with or without amendment, shall have been approved at the EuroZinc Meeting by the EuroZinc Shareholders and at the Meeting by the Lundin Shareholders in accordance with the provisions of the BCBCA, and the Interim Order; (iii) the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise; (iv) all filings made with the Registrar in connection with the Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably; (v) there shall not be in force any law, ruling, order or decree, and there shall not have been any action taken under any law or by any governmental entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms thereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on EuroZinc or Lundin Mining; (vi) (A) the TSX and SSE shall have conditionally approved the listing thereon; (B) the AMEX shall have authorized for listing, subject to official notice of issuance, of the Lundin Shares to be issued pursuant to the Arrangement (including the Lundin Shares which, as a result of the Arrangement, are issuable upon the exercise of the EuroZinc Options) as of the Effective Date, or as soon as possible thereafter; and (C) the TSX shall have, if required, accepted notice for filing of all transactions of EuroZinc contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX, AMEX and SSE, as applicable; (vii) the Lundin Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under Section 3 (a)(10) of the U.S. Securities Act and the Lundin Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the U.S. Securities Act, (other than as may be prescribed by Rule 144 and Rule 145 under the U.S. Securities Act); and (viii) the Lundin Shares to be issued pursuant to the Arrangement are exempt from the prospectus and registration requirements of applicable Canadian securities laws and are not subject to a statutory hold period.

The obligations of EuroZinc to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) the representations and warranties made by Lundin Mining in the Arrangement Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Lundin Mining in the Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of EuroZinc, have a Material Adverse Effect on Lundin Mining; (ii) from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Lundin Mining or any of the Lundin Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Lundin Mining or the Lundin Material Subsidiaries; (iii) Lundin Mining shall have complied in all material respects with its covenants in the Arrangement Agreement; (iv) EuroZinc Shareholders holding no more than 5% of the outstanding EuroZinc Common Shares shall have exercised the right to dissent contemplated by section 4.01 of the Plan of Arrangement (and not withdrawn such exercise); (v) the directors of Lundin Mining shall not have withdrawn or modified in a manner adverse to EuroZinc their approval or recommendation to Lundin Shareholders of the transaction contemplated in the Arrangement Agreement; and (vi) Colin K. Benner shall have been appointed as the Vice Chairman and Chief Executive Officer of Lundin Mining.

The obligations of Lundin Mining to complete the Arrangement are subject to the satisfaction of certain additional conditions in its favour, including, among others: (i) the representations and warranties made by EuroZinc in the Arrangement Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by EuroZinc in the Arrangement Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Lundin Mining, have a Material Adverse Effect on EuroZinc; (ii) from the date of this Agreement to the Effective Date, there shall not have occurred, and EuroZinc or any of the EuroZinc Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on EuroZinc or the EuroZinc Material Subsidiaries; (iii) EuroZinc shall have complied in all material respects with its covenants in the Arrangement Agreement; (iv) EuroZinc Shareholders holding no more than 5% of the outstanding EuroZinc Shares shall have exercised the right to dissent contemplated by section 4.01 of the Plan of Arrangement (and not withdrawn such exercise); and (v) the directors of EuroZinc shall not have withdrawn or modified in a manner adverse to Lundin Mining their approval or recommendation to EuroZinc Shareholders of the transaction contemplated in the Arrangement Agreement.

The Arrangement Agreement provides that, if any condition to the completion of the Arrangement is not satisfied or waived by the applicable party on or before the Completion Deadline (or any earlier date by which such condition is required to be satisfied), then the party entitled to the benefit of such condition may terminate the Arrangement Agreement, except where such failure is the result of a breach of the Arrangement Agreement by such party.

Amendment and Waiver

The Arrangement Agreement, including the Plan of Arrangement, may be amended by written agreement of the parties at any time before or after the EuroZinc Meeting or the Lundin Meeting, but not later than the Effective Date, without, subject to applicable law, further notice to or authorization on the part of the EuroZinc Shareholders or the Lundin Shareholders and any such amendment may, subject to applicable law or the Interim Order, without limitation, (i) change the time for performance of any of the obligations or acts of the parties, (ii) waive any inaccuracies in or modify any representation or warranty contained in the Arrangement Agreement or any document delivered pursuant to the Arrangement Agreement, (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify the performance of any of the obligations of the parties, and (iv) waive compliance with or modify any condition contained in the Arrangement Agreement (except that the terms of section 3.01(d) of the Plan of Arrangement, which provides for, among other things, the Exchange Ratio, cannot be amended without the approval of the EuroZinc Shareholders). If EuroZinc or Lundin Mining, as the case may be, proposes any amendment to the Arrangement Agreement or the Plan of Arrangement, the other must consider such amendment and, if it and its shareholders are not prejudiced by reason of such amendment, it is required to cooperate in ensuring that such amendment can be effected subject to applicable law and the rights of EuroZinc Shareholders.

Non-Solicitation

Pursuant to the Arrangement Agreement, EuroZinc and Lundin Mining have agreed that they will not, directly or indirectly, through any officer, director employee, representative or agent of such party or any of the subsidiaries of such party, or otherwise: (a) make, solicit, initiate, entertain or promote any inquiries or proposals regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (b) participate in any discussions or negotiations regarding any Acquisition Proposal or potential Acquisition Proposal in respect of it; (c) agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal in respect of it; (d) enter into, or propose publicly to accept, any agreement related to any Acquisition Proposal or potential Acquisition Proposal in respect of it, or (e) make any public announcement or take any action inconsistent with the recommendation of its directors to approve the Arrangement. Notwithstanding the foregoing, nothing will prevent or restrict the directors of EuroZinc or Lundin Mining, as the case may be, (the "Target Party") from, prior to the approval of the Arrangement by the EuroZinc Shareholders, considering any unsolicited bona fide Acquisition Proposal that may be a Superior Proposal or, in the event of a bona fide Acquisition Proposal that would be a Superior Proposal, from withdrawing, qualifying or changing their recommendation to their shareholders or entering into an agreement in respect of a Superior Proposal, in accordance with the terms of the Arrangement Agreement, provided that the Acquisition Proposal did not result from a breach of the Agreement by the Target Party and if the directors of the Target Party determine in good faith after consulting with outside counsel that such action is required for such directors to comply with their fiduciary duties. Each of EuroZinc and Lundin Mining must within 24 hours notify the other of them (the "Non-Target Party") of any Acquisition Proposal which any director or officer thereof receives, any amendment to any of the foregoing or any request for non-public information relating thereto and must provide certain information to the other of them regarding such Acquisition Proposal.

If either Lundin Mining or EuroZinc receives a request for non-public information from a person who is considering making a bona fide Acquisition Proposal and the directors of such party determine that such proposal, if consummated in accordance with its terms, would constitute a Superior Proposal, those directors may, subject to the execution of a confidentiality agreement, provide such person with access to the requested information.

Superior Proposals

Until the later of the Completion Deadline and the date on which any amount required to be paid by the Target Party pursuant to the Arrangement Agreement has actually been received by the Non-Target Party, neither the Target Party nor the directors thereof can accept, approve, recommend or enter into any agreement in respect of an Acquisition Proposal on the basis that it would constitute a Superior Proposal, unless (a) the Target Party has provided the Non-Target Party with information about the Superior Proposal (with certain permitted deletions), and (b) five Business Days have elapsed from the later of the date on which the Non-Target Party received notice of the determination of the directors of the Target Party to accept, approve, recommend or enter into an agreement in respect of such Acquisition Proposal and the date on which the Non-Target Party received the requisite information concerning the Acquisition Proposal, and the Non-Target Party has not within such five Business Day period agreed to at least match the value per common share of the Target Party of such Superior Proposal determined in each case as of such later date by the directors of the Target Party in good faith.

If this Circular has been sent to the Lundin Shareholders prior to the expiry of the five Business Days referred to in the preceding paragraph and, during such time, EuroZinc requests in writing that the Meeting proceed, Lundin Mining shall take all reasonable steps necessary to hold the Meeting.

Termination and Break Fees

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a)    by the mutual consent of the parties;

(b)    by either party if:

(i)    the other has committed a material breach of the Arrangement Agreement

(ii)  a mutual condition or a condition in its favour is not satisfied or waived;

(iii)   the Effective Date is not on or before the Completion Deadline provided that neither Lundin Mining nor EuroZinc, as the case may be (the "Terminating Party") is entitled to terminate the Arrangement Agreement if the Effective Date is not on or before the Completion Deadline because the meeting of the shareholders of the Terminating Party has not been held due to the fault of the Terminating Party;

(iv)   the EuroZinc Meeting is held and completed and the EuroZinc Shareholders do not approve the Arrangement Resolution; or

(v)   the Lundin Meeting is held and completed and the Lundin Shareholders do not approve the Share Issue Resolution or the Lundin Post-Arrangement Matters;

(c)    by Lundin Mining if:

(i)     there is a Superior Proposal in respect of EuroZinc and the directors of EuroZinc withdraw or modify in a manner adverse to Lundin Mining their approval or recommendation of the Arrangement, fail to reaffirm its approval of the Arrangement, or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

(ii)   it determines that an Acquisition Proposal in respect of Lundin Mining constitutes a Superior Proposal; or

(d)    by EuroZinc if:

(i)     there is a Superior Proposal in respect of Lundin Mining and the directors of Lundin Mining withdraw or modify in a manner adverse to EuroZinc their approval of the Arrangement, fail to reaffirm its approval of the Arrangement, or accept, approve or recommend, or enter into an agreement in respect of, any Superior Proposal;

(ii)    it determines that an Acquisition Proposal in respect of EuroZinc constitutes a Superior Proposal.

If:

(a)   the Agreement is terminated by the Terminating Party because:

(i)    a mutual condition or condition in favour of the Terminating Party is not satisfied or waived,

(ii)   the Non-Terminating Party has committed a material breach of the Agreement; or

(b)    an Acquisition Proposal has been made to the Non-Terminating Party and made known to its shareholders and not publicly withdrawn prior to the meeting of such shareholders, and such shareholders do not approve the Arrangement and the Non-Terminating Party completes the Acquisition Proposal within nine months following the termination of the Agreement, then the Non-Terminating Party shall pay to the Terminating Party an amount in cash equal to U.S. $40 million.

Expenses of the Arrangement

The Arrangement Agreement provides that each of EuroZinc and Lundin Mining is to pay its own expenses incurred in connection therewith and the completion of the transactions contemplated thereby.

REGULATORY MATTERS

European Anti-Trust Law

Lundin Mining has determined that it is not required to provide notification concerning the Combination to any European competition authorities.

Notice of Minister of Economy, Portugal

EuroZinc holds its interest in the Neves-Corvo copper/zinc mine in Portugal, indirectly, through its indirect 100% ownership of Sociedade Mineira de Neves-Corvo, S.A. ("Somincor"). Under the terms of an agreement (the "Concession Agreement") made between Somincor and the Portuguese State (the "Grantor") and dated June 18, 2004, the current shareholders of Somincor must maintain control of Somincor for the duration of the Concession, unless prior authorization of the Grantor is obtained.

The structure of the Combination will not necessarily result in a change in the control of Somincor, as EuroZinc Shareholders will continue to hold more than 50% of the issued and outstanding shares of Lundin Mining, the indirect parent of Somincor, after the Combination. Accordingly, EuroZinc will file a submission with the Minister of Economy, Portugal, providing details of the transaction. The submission will not constitute a formal request for authorization of a change of control, but will meet the requirements of such a request.

Notice of Department of Communications, Marine and Natural Resources, Ireland

Lundin Mining holds its interest in the Galmoy Mine in Ireland, indirectly through it indirect 100% ownership of Galmoy Mines Limited. Under the terms of the Slate Mining Licenses relating to the Galmoy Mine, a change in more than 45% of the voting control of Galmoy Mines Limited requires the consent of the Minister of Communications, Marine and Natural Resources, in Ireland.

The structure of the Combination will not necessarily result in a change of control of Galmoy Mines Limited as Lundin Mining AB, a wholly owned subsidiary of Lundin Mining, will continue to own 100% of Galmoy Mines Limited. Accordingly, Lundin Mining will file a letter with the Department of Communications, Marine and Natural Resources. The letter will not constitute a formal request for consent to a change of control, but rather will provide details of the Combination to the Department.

Issue and Resale of Lundin Shares

Canada

The issue of the Lundin Shares in connection with the Combination will be exempt from the prospectus and registration requirements of the securities legislation of the provinces and territories of Canada.

The first trade of Lundin Shares issued to a EuroZinc Shareholder in connection with the Combination will not be subject to any restricted or hold period in Canada if: (i) at the time of such first trade, Lundin Mining is a reporting issuer or the equivalent under the legislation of a jurisdiction in

Canada; (ii) no unusual effort is made to prepare the market or to create a demand for the Lundin Shares which are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; (iv) if the seller of the securities is an insider or officer of Lundin Mining, the seller has no reasonable grounds to believe that Lundin Mining is in default of any requirement of the applicable legislation; and (v) the first trade is not from the holdings of a person or company or a combination of persons or companies holding a sufficient number of any securities of Lundin Mining so as to affect materially the control of Lundin Mining (a holding by any person, company or combination of persons and/or companies of more than 20% of the outstanding voting securities of Lundin Mining being deemed, in the absence of evidence to the contrary, to affect materially the control of Lundin Mining).

United States

The Lundin Shares to be issued to holders of EuroZinc Shares are not required to be, and will not be, registered under the U.S. Securities Act. Such shares will be issued in reliance upon the exemption provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the general registration requirement securities distributed to shareholders where the terms and conditions of the issue and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issue and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is authorized to conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issue of securities in exchange for other outstanding securities. See "The Arrangement — Court Approval and Completion of the Arrangement".

The Lundin Shares received by EuroZinc Shareholders pursuant to the Combination will be freely transferable under U.S. federal securities laws by those shareholders not deemed to be "affiliates" of Lundin Mining (as that term is defined in the U.S. Securities Act). An "affiliate" of Lundin Mining, as defined in rules under the U.S. Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, EuroZinc. Any subsequent transfer of Lundin Shares by any person who is an affiliate of Lundin Mining at the Effective Time will, under existing law, require either:

•       the registration under the U.S. Securities Act of the Lundin Shares to be transferred;

•       compliance with Rule 145 under the U.S. Securities Act (permitting sales during a three month period of the greater of (i) one percent of Lundin Shares outstanding or (ii) the average weekly reported volume of trading in Lundin Mining securities during the four calendar weeks preceding the affiliate's filing of a Form 144 (if required) assuming Lundin Mining is current in filing required reports and the securities are being sold in brokers' transactions), or

•       the availability of another exemption from registration.

These restrictions are expected to apply to the directors and officers of Lundin Mining and the holders of 10% or more of the EuroZinc Shares (and to specified relatives or the spouse of the person and any trusts, estates, corporations or other entities in which the person has a 10% or greater beneficial equity interest in Lundin Mining).

INFORMATION CONCERNING EUROZINC

EuroZinc is a corporation subsisting pursuant to the provisions of the BCBCA. EuroZinc is a reporting issuer or the equivalent thereof each of the provinces of Canada and the EuroZinc Shares are listed and posted for trading on the TSX and AMEX.

EuroZinc's head office is located at Suite 1601 - 543 Granville Street, Vancouver, British Columbia, V6C 1X8. EuroZinc's registered office and records office are both located at Suite 2300 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.

Reference is made to Schedule J, "Information Relating to EuroZinc" for a detailed description of EuroZinc and its assets.

INFORMATION CONCERNING LUNDIN MINING

Lundin Mining is a corporation subsisting pursuant to the CBCA. Lundin Mining's registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. Lundin Mining's business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. Lundin Mining also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining and exploration activities.

Lundin Mining is a "reporting issuer" or its equivalent in the provinces of British Columbia, Alberta, Quebec, Ontario and Nova Scotia and is subject to the informational reporting requirements under the securities laws of such jurisdictions. Lundin Shares are listed on the TSX and the SSE. See "Stock Exchange Listings".

Certain directors and officers of EuroZinc will be the directors and officers of Lundin Mining following completion of the Arrangement. See the Lundin AIF, incorporated by reference herein, for information respecting the principal occupations and experience and qualifications of such directors and officers and for a detailed description of Lundin Mining and its assets.

STOCK EXCHANGE LISTINGS

The TSX has conditionally approved the listing of the Lundin Shares to be issued in connection with the Combination, subject to Lundin Mining fulfilling all of the requirements of the TSX.

After completion of the Arrangement, Lundin Mining will use its best efforts to cause to be filed and receipted by the VPC AB and the SSE, the Lundin Shares that are issued to EuroZinc Shareholders as part of the Combination. This will enable EuroZinc Shareholders who receive Lundin Shares, to convert such Lundin Shares into Swedish Depositary Receipts that can then trade on the SSE.

It is a condition of the Arrangement that, as of the Effective Date, AMEX shall have authorized the listing, subject to official notice of issuance, of the Lundin Shares to be issued pursuant to the Arrangement. In connection with obtaining such listing, Lundin Mining will be required to register its Lundin Shares under the 1934 Act and accordingly, will become subject to the reporting requirements of the 1934 Act and commence filing periodic reports with the SEC.

ACCOUNTING TREATMENT

The Combination will be accounted for as a purchase transaction, with Lundin Mining being identified as the acquirer and EuroZinc as the acquiree. For a presentation of certain pro forma effects of the accounting treatment on the combined financial position and results of operations of Lundin Mining after giving effect to the Combination, reference is made to the pro forma condensed consolidated financial information attached as Schedule I to this Circular.

ELIGIBILITY FOR INVESTMENT

The Lundin Shares to be issued pursuant to the Arrangement will be "qualified investments" under the ITA at a particular time for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans ("Deferred Plans"), as defined in the ITA, provided that such shares are listed on a "prescribed stock exchange" (which includes the TSX, SSE and AMEX) at that time.

SPECIAL BUSINESS TO BE CONSIDERED BY LUNDIN SHAREHOLDERS

Share Issue Resolution

At the Lundin Meeting, Lundin Shareholders will be asked to consider and, if deemed appropriate, to pass, the Share Issue Resolution, the full text of which is reproduced at Schedule A to this Circular.

The Lundin Board of Directors recommends that the Lundin Shareholders vote in favour of the Share Issue Resolution at the Lundin Meeting. See "The Arrangement — Recommendation of the Lundin Board of Directors". To be effective, the Share Issue Resolution must be approved by not less than a majority of the votes cast by the holders of Lundin Shares present in person or represented by proxy at the Lundin Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Lundin Shares represented by such form of proxy for the Share Issue Resolution.

Lundin New Board Resolution

At the Lundin Meeting, Lundin Shareholders will be asked to consider and, if deemed appropriate, to pass, the Lundin New Board Resolution, the full text of which is reproduced at Schedule B to this Circular.

The Lundin Board of Directors recommends that the Lundin Shareholders vote in favour of the Lundin New Board Resolution at the Lundin Meeting. See "The Arrangement — Recommendation of the Lundin Board of Directors". To be effective, the Lundin New Board Resolution must be approved by not less than two thirds of the votes cast by the holders of Lundin Shares present in person or represented by proxy at the Lundin Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Lundin Shares represented by such form of proxy for the Lundin New Board Resolution. Lundin SOP Amendment Resolution

At the Lundin Meeting, Lundin Shareholders will be asked to consider and, if deemed appropriate, to pass, the Lundin SOP Amendment Resolution, the full text of which is reproduced at Schedule C to this Circular.

The Lundin Board of Directors recommends that the Lundin Shareholders vote in favour of the Lundin SOP Amendment Resolution at the Lundin Meeting. See "The Arrangement — Recommendation of the Lundin Board of Directors". To be effective, the Lundin SOP Amendment Resolution must be approved by not less than a majority of the votes cast by the holders of Lundin Shares present in person or represented by proxy at the Lundin Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Lundin Shares represented by such form of proxy for the Lundin SOP Amendment Resolution.

Subdivision Resolution

At the Lundin Meeting, Lundin Shareholders will be asked to consider and, if deemed appropriate, to pass, the Subdivision Resolution, the full text of which is reproduced at Schedule D to this Circular. The proposed special resolution authorizes the directors of the Company, in their discretion, to refrain from implementing the Subdivision. If the directors choose to give effect to the Subdivision Resolution, the subdivision will not be implemented until after the Effective Date

The Lundin Board of Directors recommends that the Lundin Shareholders vote in favour of the Subdivision Resolution at the Lundin Meeting. See "The Arrangement — Recommendation of the Lundin Board of Directors". To be effective, the Subdivision Resolution must be approved by not less than two thirds of the votes cast by the holders of Lundin Shares present in person or represented by proxy at the Lundin Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Lundin Shares represented by such form of proxy for the Subdivision Resolution.

Appointment of Auditor Resolution

Management of Lundin Mining intends to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as auditors of Lundin Mining. At the Lundin Meeting, Lundin Shareholders will be asked to consider and, if deemed appropriate, to pass, the Appointment of Auditor Resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of Lundin Mining. The full text of the Appointment of Auditor Resolution is reproduced at Schedule E to this Circular.

The Lundin Board of Directors recommends that the Lundin Shareholders vote in favour of the Appointment of Auditor Resolution at the Lundin Meeting. See "The Arrangement — Recommendation of the Lundin Board of Directors". To be effective, the Appointment of Auditor Resolution must be approved by not less than a majority of the votes cast by the holders of Lundin Shares present in person or represented by proxy at the Lundin Meeting. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Lundin Shares represented by such form of proxy for the Appointment of Auditor Resolution.

KPMG LLP, Chartered Accountants, are the former auditors of Lundin Mining. KPMG LLP were first appointed on May 25, 2005 and will resign as auditors of Lundin Mining effective as of the date of the Meeting, October 19, 2006.

As required by Section 4.11 of National Instrument 51-102, attached as Schedule F to this Circular are copies of the following materials which were filed with securities regulatory authorities in connection with the change of auditor:

1.     Notice of Change of Auditor dated September 18, 2006;

2.     Letter from PricewaterhouseCoopers LLP, Chartered Accountants, dated September 20, 2006;

3.     Letter from KPMG LLP, Chartered Accountants, dated September 18, 2006; and

4.     Confirmation of Lundin Mining confirming that the board of directors has reviewed the Notice of Change of Auditor and the letters from KPMG LLP and PricewaterhouseCoopers LLP.

LUNDIN MINING DIRECTORS' APPROVAL

The contents and the sending of this Circular to the Lundin Shareholders has been approved by the Lundin Board of Directors.

EuroZinc has provided the information contained in this Circular and the Circular Supplement concerning EuroZinc and its subsidiaries and business and operations, including the information incorporated by reference therein, and EuroZinc's financial information and financial statements. Lundin Mining assumes no responsibility for the accuracy or completeness of such information, nor for any omission on the part of EuroZinc to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia this 20th day of September, 2006. BY

ORDER OF THE BOARD

"Karl-Axel Waplan"

KARL-AXEL WAPLAN
President and Chief Executive Officer

CONSENT OF DELOITTE & TOUCHE LLP

We have read the Management Information Circular of Lundin Mining Corporation (the "Company") dated September 20, 2006 (the "Circular") relating to the proposed business combination of the Company and EuroZinc Mining Corporation ("EuroZinc"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of the Company on the consolidated balance sheet of the Company as at December 31, 2004 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended (all expressed in Canadian dollars and prior to the change in reporting currency described in Note 2 (b) to the December 31, 2005 consolidated financial statements). Our report is dated March 23, 2005.

"Deloitte & Touche LLP"

Chartered Accountants
Vancouver, British Columbia
September 20, 2006

CONSENT OF KPMG LLP

The Board of Directors of Lundin Mining Corporation

We have read the information circular and proxy statement (the "Circular") of Lundin Mining Corporation ("Lundin") dated September 20, 2006 relating to the proposed plan of arrangement under the provisions of the Business Corporations Act (British Columbia) including Lundin, EuroZinc Mining Corporation ("EuroZinc") and the shareholders of EuroZinc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of Lundin on the balance sheets of Lundin as at December 31, 2005 and the consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. Our report is dated February 14, 2006, except as to Note 9 which is as of March 1, 2006.

"KPMG LLP"

Chartered Accountants
Toronto, Canada
September 20, 2006

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular and proxy statement (the "Circular") of Lundin Mining Corporation ("Lundin") dated September 20, 2006 relating to the proposed plan of arrangement under the provisions of the Business Corporations Act (British Columbia) including Lundin, EuroZinc Mining Corporation ("EuroZinc") and the shareholders of EuroZinc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of EuroZinc on the balance sheets of EuroZinc as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. Our report is dated February 24, 2006, except as to Note 22(c) which is as of February 27, 2006.

"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, British Columbia
September 20, 2006

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms shall have the meanings set forth below when used in this Circular. These defined words and terms are not always used herein and may not conform to the defined terms used in the schedules and exhibits to this Circular.

"1934 Act" means the United States Securities Exchange Act of 1934, as amended.

"1940 Act" means the United States Investment Company Act of 1940, as amended.

"Acquisition Proposal" means, in respect of Lundin Mining and its subsidiaries and EuroZinc and its subsidiaries, any bona fide, written inquiry or proposal made by a third party regarding any merger, amalgamation, share exchange, business combination, take-over bid, sale or other disposition of all or substantially all of its respective assets, any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Lundin Mining and it subsidiaries or EuroZinc and its subsidiaries or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Lundin Mining and its subsidiaries or EuroZinc and its subsidiaries.

"AMEX" means the American Stock Exchange.

"Arrangement" means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court.

"Arrangement Agreement" means the arrangement agreement dated as of August 20, 2006, amended and restated as of September 18, 2006 between EuroZinc and Lundin Mining, a copy of which is attached as Schedule H to this Circular.

"Arrangement Resolution" means the special resolution of the EuroZinc Shareholders concerning the Arrangement, substantially in the form and content set out in Schedule H to this Circular.

"BCBCA" means the British Columbia Business Corporations Act, as amended.

"Business Day" means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia.

"CBCA" means the Canada Business Corporations Act, as amended.

"Circular" means this management information circular, including all schedules and exhibits hereto, sent to the Lundin Shareholders in connection with the Meeting.

"Combination" means the business combination of EuroZinc and Lundin Mining pursuant to the terms and subject to the conditions of the Arrangement Agreement pursuant to which EuroZinc Shareholders will receive Lundin Shares and cash on the basis of 0.0952 Lundin Shares and $0.0001 cash for each EuroZinc Share held.

"Completion Deadline" means November 27, 2006.

"Computershare " means Computershare Investor Services Inc., the registrar and transfer agent for each of the EuroZinc Shares and the Lundin Shares.

"Court" means the Supreme Court of British Columbia.

"De facto acquisition or change of control" means, in respect of a corporation, the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of such corporation to permit such person or persons to exercise, or to control or direct the voting of, in the case of EuroZinc or Lundin Mining, 20% or more of the total number of votes attached to all outstanding voting securities of EuroZinc or Lundin Mining or, in the case of a Subsidiary of EuroZinc or a Subsidiary of Lundin Mining, 50% of the total number of votes attached to all outstanding voting securities of such Subsidiary of EuroZinc or Subsidiary of Lundin Mining, as the case may be.

"Depositary" means Computershare at its office set out in the Letter of Transmittal.

"Dissent Procedures" has the meaning set out in section 1.01 of the Plan of Arrangement.

"Dissent Rights" means the right of a registered EuroZinc Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Dissenting Shareholder" means a registered EuroZinc Shareholder who dissents in respect of the Arrangement Resolution in strict compliance with the Dissent Procedures.

"Effective Date" means the date on which the Final Order and all other documents required to give effect to the Arrangement are filed with the Registrar of Companies pursuant to section 292 of the BCBCA.

"Effective Time" means the time on the Effective Date at which the Combination becomes effective in accordance with its terms.

"EuroZinc" means EuroZinc Corporation, a corporation incorporated under the CBCA.

"EuroZinc Material Subsidiaries" means, collectively, the corporations listed in Schedule B to the Arrangement Agreement.

"EuroZinc Meeting" means the special meeting of EuroZinc Shareholders, including any adjournments and postponements thereof, to be called and held in accordance with the terms of the Interim Order.

"EuroZinc Options" means, collectively, all outstanding options, whether or not vested, entitling the holders to acquire EuroZinc Shares.

"EuroZinc Shareholders" means the holders of EuroZinc Shares.

"EuroZinc Share Option Plan" means the share option plan of EuroZinc adopted on December 10, 2002 as amended in June 2004.

"EuroZinc Shares" means the common shares which EuroZinc is authorized to issue.

"Exchange Ratio" means 0.0952 Lundin Shares and $0.0001 in cash for each EuroZinc Share, which EuroZinc Shareholders will be entitled to receive upon the completion of the Arrangement, subject to the provisions of the Plan of Arrangement.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed.

"Former EuroZinc Shareholders" means the holders of EuroZinc Shares immediately prior to the Effective Time.

"Interim Order" means the interim order of the Court dated September 14, 2006, as the same may be amended, in respect of the Arrangement.

"ITA" means the Income Tax Act (Canada), as amended.

"Letter of Transmittal" means the letter of transmittal delivered to EuroZinc Shareholders which, when duly completed and forwarded to the Depositary with a certificate representing EuroZinc Shares, will enable the EuroZinc Shareholders to exchange their EuroZinc Shares for Lundin Shares upon the completion of the Arrangement.

"Lundin Mining" means Lundin Mining Corporation, a corporation incorporated under BCBCA.

"Lundin AIF" means the annual information form of Lundin Mining filed March 31, 2006 and incorporated by reference into the Circular.

"Lundin Board of Directors" means the board of directors of Lundin Mining.

"Lundin Material Subsidiaries" means, collectively, the corporations listed in Schedule C to the Arrangement Agreement.

"Lundin New Board Resolution" means the resolution to increase the board of directors of Lundin Mining from 9 to 10, in the form and content set out in Schedule B to this Circular.

"Lundin Notice of Meeting" means the notice of the Meeting sent to Lundin Shareholders together with this Circular.

"Lundin Post-Arrangement Matters" means the Lundin New Board Resolution and the Lundin SOP Amendment Resolution.

"Lundin Shareholders" means the holders of Lundin Shares.

"Lundin Shares" means the common shares which Lundin Mining is authorized to issue.

"Lundin SOP" means the incentive stock option plan of Lundin Mining for directors, officers, employees and consultants (as amended on May 31, 2006).

"Lundin SOP Amendment Resolution" means the resolution to amend the Lundin SOP to increase the number of options that may be issued thereunder in the form and content set out in Schedule C to this Circular.

"Macquarie" means Macquarie North America Ltd.

"Macquarie Fairness Opinion" means the written opinion dated September 19, 2006 from Macquarie delivered to the Lundin Board of Directors in connection with the Arrangement, a copy of which is attached as Schedule G to this Circular.

"Material Adverse Change" means, in respect of EuroZinc or Lundin Mining, any one or more changes, effects, events or occurrences, and "Material Adverse Effect" means, in respect of EuroZinc or Lundin Mining, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of EuroZinc or Lundin Mining, as the case may be, other than any change, effect, event or occurrence (a) relating to the global economy or securities markets in general; (b) affecting the worldwide precious and base metals mining industry in general and which does not have a materially disproportionate effect on EuroZinc or Lundin Mining; (c) resulting from changes in the price of gold, copper, cobalt, lead, zinc or silver; and (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa.

"Meeting" means the special meeting of Lundin Shareholders to be held on October 19, 2006, including any adjournments and postponements thereof.

"Notice of Application" means the notice of application to the Court with respect to the Final Order.

"Plan of Arrangement" means the plan of arrangement attached as Schedule A to the Arrangement Agreement which is attached as Schedule H to this Circular, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court.

"Record Date" means September 14, 2006. "Registrar" means the registrar of companies appointed pursuant to the BCBCA. "SSE" means the Stockholm Stock Exchange.

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment.

"Superior Proposal" means, in respect of either EuroZinc or Lundin Mining, an Acquisition Proposal in respect of EuroZinc or Lundin Mining, respectively, if such Acquisition Proposal is not conditional on obtaining financing and the directors of EuroZinc or Lundin Mining, respectively, have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Lundin Mining or EuroZinc, respectively) from, as appropriate, the financial, legal and other advisors to EuroZinc or Lundin Mining, respectively, to the effect that such Acquisition Proposal would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which in the case of an Acquisition Proposal made to EuroZinc, (a) is more favourable to EuroZinc Shareholders from a financial point of view than the terms of the Arrangement and, as a result of which, the directors of EuroZinc have determined that it would not be in the best interests of shareholders of EuroZinc to complete the Arrangement; and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal, and in the case of an Acquisition Proposal made to Lundin Mining, (c) is more favourable to Lundin Shareholders from a financial point of view than the terms of the Arrangement and, as a result of which, the directors of Lundin Mining have determined that it would not be in the best interests of the shareholders of Lundin Mining to complete the Arrangement; and (d) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Acquisition Proposal and the person making the Acquisition Proposal.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"US$" means United States dollars.

"VPC AB" means the Swedish Central Securities Depository.

A-1

SCHEDULE A — SHARE ISSUE RESOLUTION

BE IT RESOLVED THAT:

1.      the issue (the "Share Issue") of up to approximately 54,734,559 common shares of Lundin Mining Corporation ("Lundin Mining") in connection with the business combination transaction involving Lundin Mining and EuroZinc Mining Corporation ("EuroZinc"), including approximately 1,156,363 common shares of Lundin Mining which may be issued upon the exercise of outstanding options to purchase common shares of EuroZinc, be, and it hereby is, authorized and approved;

2.     as common shares of Lundin Mining are issued under the Arrangement, an amount equal to the fair market value of the EuroZinc Shares received by Lundin Mining under the Arrangement, in exchange for such Lundin Shares, less the aggregate cash consideration paid for such EuroZinc Shares be added to the stated capital account maintained for the common shares of Lundin Mining under subsection 26(3) of the Canada Business Corporations Act; and

3.     any one officer or any one director of Lundin Mining be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of Lundin Mining, to execute or to cause to be executed, under the seal of Lundin Mining or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the Share Issue and shall approve, such approval to be conclusively evidenced by the execution thereof by Lundin Mining, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the Share Issue or in order to give effect to the intent of the foregoing paragraph of this resolution.

B-1

SCHEDULE B — LUNDIN NEW BOARD RESOLUTION

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.     Conditional upon the completion of the business combination of EuroZinc Mining Corporation ("EuroZinc") and Lundin Mining Corporation ("Lundin Mining") the maximum number of directors for the board of directors of Lundin Mining be and the same is hereby increased from 9 to 10; and

2.     any one officer or director of Lundin Mining be and each of them hereby is, authorized and empowered, acting for and in the name of and on behalf of Lundin Mining, to execute or to cause to be executed, under the seal of Lundin Mining or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by Lundin Mining, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraph of this resolution.

C-1

SCHEDULE C — LUNDIN SOP AMENDMENT RESOLUTION

BE IT RESOLVED THAT:

1.     Conditional upon the completion of the business combination involving EuroZinc Mining Corporation ("EuroZinc") and Lundin Mining Corporation ("Lundin Mining"), the incentive stock option plan of Lundin Mining be and the same is amended to increase the number of options that may be issued thereunder from 3,000,000 to 7,000,000, representing 7.4% of Lundin Mining's then issued and outstanding share capital; and

2.     any one officer or director of Lundin Mining be and each of them hereby is, authorized and empowered, acting for and in the name of and on behalf of Lundin Mining, to execute or to cause to be executed, under the seal of Lundin Mining or otherwise, and to deliver or to cause to be delivered, all such documents, all in such form and containing such terms and conditions, as any one of them shall consider necessary or desirable in connection with the foregoing and shall approve, such approval to be conclusively evidenced by the execution thereof by Lundin Mining, and to do or to cause to be done all such other acts and things as any one of them shall consider necessary or desirable in connection with the foregoing or in order to give effect to the intent of the foregoing paragraph of this resolution.

D-1

SCHEDULE D — SUBDIVISION RESOLUTION

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.     the Corporation is hereby authorized and directed to apply for a Certificate of Amendment under §173 of the Canada Business Corporations Act to amend its Articles to provide for the subdivision (the "Subdivision"), on a three-for-one basis, of its fully paid and issued common shares without par value.

2.     the Articles of the Corporation be amended by adding the following at the end of Item 3 thereof:

         "The common shares of the Corporation issued and outstanding at the close of business on _" are subdivided on a three-for-one basis."

3.    the directors of the Corporation have the sole and complete discretion to abandon the Subdivision and, notwithstanding shareholder approval of the Subdivision, there will be no obligation to proceed with the Subdivision; and

4.     any one director or officer is hereby authorized to execute and deliver for and on behalf of the Corporation all such documents, including articles of amendment, and to do such other acts and things as he may consider necessary or desirable to give effect to the foregoing.

E-1

SCHEDULE E — APPOINTMENT OF AUDITOR RESOLUTION

BE IT RESOLVED THAT:

1.     PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of Lundin Mining, to hold office until the next Annual Meeting.

F-1

SCHEDULE F — NOTICE OF CHANGE OF AUDITOR

Pursuant to National Instrument 51-102 (Canada) - Continuous Disclosure Obligations, LUNDIN MINING CORPORATION (the "Corporation") advises that:

1.     following the merger of the Corporation with EuroZinc Mining Corporation pursuant to an Arrangement dated September 18, 2006 the Corporation proposes to request that KPMG LLP, Chartered Accountants, (the "Former Auditors") resign as auditors of the Corporation;

2.     it is proposed that the shareholders of the Corporation appoint, at the special meeting of shareholders, to be held October 19, 2006, Pricewaterhouse Coopers LLP, Chartered Accountants, of Suite 700 - 250 Howe Street, Vancouver, British Columbia, V6C 3S7, as auditor of the Corporation in the place and stead of KPMG LLP, Chartered Accountants, until the close of the next meeting of shareholders of the Corporations;

3. there have been no reservations contained in the reports of KPMG LLP in connection with:

a.     the audits of the most recently completed fiscal year; and

b.     any period subsequent to the most recently completed period for which an audit report issued and preceding September 18, 2006;

4.      there have been no reportable disagreements between the Corporation and KPMG LLP and there have been no qualified opinions of KPMG LLP;

5.     the termination of KPMG LLP and the appointment of Pricewaterhouse Coopers LLP was considered and approved by the Corporation's Audit Committee, which has reviewed all the documents relating to this change of auditor.

DATED at Vancouver, British Columbia, this 18th day of September, 2006.

LUNDIN MINING CORPORATION

Per: "Karl-Axel Waplan"

Karl-Axel Waplan
President

KPMG LLP Chartered Accountants Suite 3300 Commerce Court West PO Box 31 Stn Commerce Court	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

We have read the statements made by Lundin Mining Corporation in the Change of Auditor Notice dated September 18, 2006 prepared pursuant to Section 4.11 of National Instrument 51102 and included in the information circular and proxy statement of Lundin Mining Corporation ("Lundin") dated September 20, 2006 relating to the proposed business combination of Lundin, and EuroZinc Mining Corporation.

We agree with the statements in the Change of Auditor Notice dated September 18, 2006.

Yours very truly,

Toronto, Ontario September 18, 2006

KPMG_LLP,_a_Canadian_limited_liability_partnership_is_the_Canadian_
member_firm_of_KPMG_International,_a_Swiss_cooperative._

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1604 806 7806

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission

We have read the statements made by Lundin Mining Corporation in the Change of Auditor Notice dated September 18, 2006 prepared pursuant to Section 4.1 1 of National Instrument 51-102 and included in the information circular and proxy statement of Lundin Mining Corporation ("Lundin") dated September 20, 2006 relating to the proposed business combination of Lundin, and EuroZinc Mining Corporation.

We agree with the statements in the Change of Auditor Notice dated September 18, 2006 except that we have no basis to agree or disagree with the statement that there have been no reportable disagreements between the Corporation and KPMG LLP.

Yours very truly,

Chartered Accountants
Vancouver, British Columbia
September 20, 2006

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

F-4

NATIONAL INSTRUMENT 51-102 CONFIRMATION

Pursuant to section 4.11 of National Instrument 51-102, Lundin Mining Corporation hereby confirms that the Notice of Change of Auditor dated September 18, 2006, the letter from the former auditor, KPMG LLP, Chartered Accountants, and the letter from the successor auditor, PricewaterhouseCoopers LLP, Chartered Accountants, has been reviewed by its board of directors.

Dated this 18th day of September, 2006.

LUNDIN MINING CORPORATION

"Karl-Axel Waplan"

Karl-Axel Waplan
President

SCHEDULE G — MACQUARIE FAIRNESS OPINION

Macquarie North America Ltd

Suite 2664	Telephone	(604) 605 3944
1055 Dunsmuir Steet	Facsimile	(604) 605 1634
Vancouver, British Columbia V7X 1K8
CANADA

September 19, 2006 The Board of Directors Lundin Mining Corporation Suite 2101 855 West Georgia Street Vancouver, British Columbia V6C 3E8

Members of the Board of Directors:

Macquarie North America Ltd. ("Macquarie") understands that on August 21st Lundin Mining Corporation ("Lundin Mining") and EuroZinc Mining Corporation ("EuroZinc") announced a proposed merger transaction whereby Lundin Mining and EuroZinc propose to enter into an Arrangement Agreement (the "Agreement") pursuant to which Lundin Mining would agree to acquire all of the outstanding common shares of EuroZinc ("EuroZinc Shares") by way of a plan of arrangement transaction (the "Arrangement"). Macquarie understands that under the terms of the Agreement each holder of a EuroZinc Share will be entitled to receive 0.0952 of one common share of Lundin Mining (the "Lundin Mining Shares") and $0.0001 cash for each EuroZinc Share held by it (the "Consideration").

The Board of Directors (the "Board") of Lundin Mining has asked Macquarie whether, in its opinion, the Consideration is fair, from a financial point of view, to the holders of Lundin Mining Shares.

Scope of Review

Macquarie has not been asked to, nor does it, offer any opinion as to the terms of the Agreement or the Arrangement (other than in respect of the Consideration as expressly set forth herein) or the form of the Agreement, the Arrangement or the documents related thereto.

In arriving at its opinion, Macquarie has, among other things:

(a)    Reviewed what it has been advised is the most recent draft of the Agreement and schedules thereto;

(b)    Reviewed certain publicly available financial and other information concerning Lundin Mining and EuroZinc that Macquarie deemed to be relevant for purposes of its analysis;

(c)    Reviewed certain historical financial information and operating data concerning Lundin Mining and EuroZinc which was provided by Lundin Mining and EuroZinc respectively;

(d)   Reviewed certain projected financial and operating information, including, without limitation, operational forecasts, financial forecasts and internal mine models, which was prepared and provided by Lundin Mining and EuroZinc, respectively (such information, the "Projections");

(e)   Conducted discussions with senior executives and managers of Lundin Mining and EuroZinc concerning the matters described in clauses (b), (c) and (d) above;

(f)    Reviewed historical market prices and valuation multiples for the Lundin Mining Shares and EuroZinc Shares and compared such prices and multiples with those of certain publicly traded companies that Macquarie deemed relevant for purposes of this analysis;

(g)   Reviewed the financial results of Lundin Mining and EuroZinc and compared them with publicly available financial data concerning certain publicly traded companies that Macquarie deemed to be relevant for purposes of its analysis;

(h)    Reviewed publicly available financial data for merger and acquisition transactions Macquarie deemed comparable for purposes of its analysis;

(i)     Compared the Consideration and its implied transaction value to the historical market prices of the EuroZinc Shares;

(j)     Compared the Consideration to the value per EuroZinc Share implied by analyses of market multiples of comparable companies, implied multiples paid in comparable transactions and net asset value analysis incorporating the discounted cash flow methodology;

(k)    Reviewed certain industry reports and statistics as deemed by Macquarie relevant for purposes of its analysis; and

(l)     Reviewed and considered such other financial, market, technical and industry information, discussions or analyses considered by Macquarie to be relevant and appropriate in the circumstances.

Assumptions and Limitations

Macquarie has relied upon, and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by Macquarie from public sources or information provided to Macquarie by Lundin Mining and EuroZinc and their respective affiliates and advisers or otherwise. Macquarie has not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. For purposes of rendering this opinion, Macquarie has assumed that, in all respects material to its analysis, the representations and warranties of Lundin Mining and EuroZinc contained in the Agreement are true, accurate and complete; Lundin Mining and EuroZinc will each perform all of the respective covenants and agreements to be performed by them under the Agreement; and all conditions to the obligations of each of Lundin Mining and EuroZinc as specified in the Agreement will be satisfied without any waiver thereof. In rendering this opinion, Macquarie has assumed that the Agreement will be executed and delivered in the form of the draft reviewed by Macquarie and will not be amended, changed, modified or assigned. In addition, Macquarie has received and relied upon a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which this opinion is based, addressed to Macquarie and dated the date hereof, which was provided by senior officers of Lundin Mining and Macquarie has assumed that the representations therein are true, complete and accurate. With respect to the Projections, Macquarie has relied upon assurances of Lundin Mining and EuroZinc that such Projections have been prepared in good faith on a reasonable basis based on assumptions reflecting the best currently available estimates and judgments of Lundin Mining and EuroZinc and their respective advisors as to their future performance. This opinion is based, in large part, on these Projections. Actual results that may be achieved by Lundin Mining and EuroZinc may vary materially from the Projections used in this analysis. Macquarie has also assumed that all material governmental, regulatory, or other approvals and consents required in connection with the Agreement and the consummation of the acquisition of the EuroZinc Shares will be obtained and that in connection with obtaining any necessary governmental, regulatory, or other approvals and consents, no limitations, restrictions or conditions will be imposed that would adversely affect Lundin Mining or EuroZinc.

This opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Lundin Mining and EuroZinc as they are reflected in the information, data and other material (financial or otherwise) provided to Macquarie and reviewed by Macquarie.

In the analysis and in connection with the preparation of this opinion, Macquarie has made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement. Macquarie believes these assumptions to be reasonable with respect to Lundin Mining and EuroZinc, and the industry in which they currently operate, however, to the extent they are incorrect it may affect Macquarie's view as to the fairness of the Consideration.

This opinion is effective on the date hereof and Macquarie disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this opinion that may come or be brought to the attention of Macquarie after the date hereof. Without limiting the foregoing, if there is any material change in any fact or matter affecting the opinion after the date hereof, Macquarie reserves the right to change, modify or withdraw the opinion. This opinion is addressed to and is for the sole use and benefit of the Board, and may not be referred to, summarized, circulated, publicized or reproduced by Lundin Mining or disclosed to, used or relied upon by any other party without the express prior written consent of Macquarie. Notwithstanding the preceding sentence, Lundin Mining may include a copy of this opinion, together with a summary thereof, in the management proxy circular to be sent to Lundin Mining shareholders in advance of its meeting of shareholders called to consider the Arrangement. Except as provided in this paragraph, Macquarie Bank Limited, its direct and indirect subsidiaries (including Macquarie North America Ltd.) and its and their respective directors, officers, employees, agents and advisors do not accept any responsibility or liability whatsoever for any loss, claim, damage, cost or expense arising as a consequence of acting on or of reliance upon the information or any statement or opinion contained in this opinion.

In connection with the preparation of this opinion, Macquarie has not been asked, or authorized, to solicit or investigate alternative transactions which might be available to Lundin Mining. Accordingly, Macquarie does not express any view as to whether any such alternative might be available or the possible terms thereof, and its opinion does not take into consideration the possibility of any such alternative transaction. This opinion addresses only the fairness, from a financial point of view, of the Consideration and does not address the relative merits of the Agreement, the Arrangement, the decision of the holders of the EuroZinc Shares to accept the Consideration, any other aspects of the Agreement or the Arrangement or any alternatives to the Agreement or the Arrangement. This opinion does not constitute, nor should it be construed as, a recommendation as to whether the holders of Lundin Mining Shares should vote the Lundin Mining Shares in favour of the Arrangement. In addition, Macquarie has not been asked to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Lundin Mining, other than the holders of Lundin Mining Shares. In addition, this opinion does not address the tax consequences of the Agreement or the Arrangement to the holders of the Lundin Mining Shares.

Macquarie believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by Macquarie, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Engagement of Macquarie North America Ltd.

Pursuant to an engagement letter signed June 14, 2006 (the "Engagement Letter"), Lundin Mining retained the services of Macquarie for the purpose of, among other things, providing advice and assistance in evaluating a potential transaction with EuroZinc.

The services of Macquarie under the Engagement Letter included, among other things, providing advice and assistance to Lundin Mining in connection with the Arrangement and the preparation and delivery to the Board of this opinion. Lundin Mining has agreed to pay Macquarie a fee for its financial advisory services in connection with the Arrangement as set forth in the Engagement Letter, of which substantially all is contingent upon the consummation of Lundin Mining's acquisition of the EuroZinc Shares. Lundin Mining has also agreed to reimburse Macquarie for its reasonable out-of-pocket expenses and to indemnify Macquarie and its related parties against liabilities arising in connection with its services under the Engagement Letter. In addition, Lundin Mining has agreed to pay Macquarie a fee for rendering this opinion, no portion of which is conditioned upon this opinion being favourable.

Macquarie and its affiliates in the past have provided, are currently providing and may in the future provide investment banking and other financial services to Lundin Mining and EuroZinc and their respective affiliates, for which Macquarie and its affiliates have received, and expect to receive, compensation. In the normal course of its business, Macquarie and its affiliates both as principal and agent may trade the securities of Lundin Mining and EuroZinc for their own account or for the account of their customers, and therefore, may hold long or short positions in Lundin Mining or EuroZinc.

Conclusion

Based upon and subject to the foregoing and such other matters as Macquarie considered relevant, Macquarie is of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Lundin Mining Shares.

Yours very truly,

MACQUARIE NORTH AMERICA LTD.

SCHEDULE H — ARRANGEMENT AGREEMENT

AMENDED AND RESTATED
ARRANGEMENT AGREEMENT

between

LUNDIN MINING CORPORATION
and
EUROZINC MINING CORPORATION

September 18, 2006

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS, INTERPRETATION AND SCHEDULES	.4
Section 1.01	Definitions	4
Section 1.02	Interpretation Not Affected by Headings	.11
Section 1.03	Number, Gender and Persons	11
Section 1.04	Date for any Action	.11
Section 1.05	Statutory References	11
Section 1.06	Currency	11
Section 1.07	Invalidity of Provisions	.12
Section 1.08	Accounting Matters	.12
Section 1.09	Knowledge	12
Section 1.10	Meaning of Certain Phrase	12
Section 1.11	Schedules	12
ARTICLE 2	THE ARRANGEMENT	13
Section 2.01	Arrangement	13
Section 2.02	Effective Date	13
Section 2.03	Board of Directors	13
Section 2.04	Consultation	...13
Section 2.05	Court Proceedings	...13
Section 2.06	Post Arrangement Filings	14
Section 2.07	Closing	14
Section 2.08	U.S. Tax Matters	14
ARTICLE 3	REPRESENTATIONS AND WARRANTIES	..14
Section 3.01	Representations and Warranties of EuroZinc	14
Section 3.02	Representations and Warranties of Lundin	24
Section 3.03	Survival of Representations and Warranties	34
ARTICLE 4	COVENANTS	34
Section 4.01	Covenants of EuroZinc	34
Section 4.02	Covenants of Lundin	40
Section 4.03	EuroZinc Options	.47
Section 4.04	Indemnification and Insurance	..47
Section 4.05	Employee Service and Vesting	47
ARTICLE 5	CONDITIONS	47
Section 5.01	Mutual Conditions	47
Section 5.02	EuroZinc Conditions	49
Section 5.03	Lundin Conditions	50
Section 5.04	Notice and Cure Provisions	51
Section 5.05	Merger of Conditions	52
ARTICLE 6	NON-SOLICITATION AND BREAK-UP FEE	52
Section 6.01	EuroZinc Covenant Regarding Non-Solicitation	52
Section 6.02	Notice of EuroZinc Superior Proposal Determination	..54
Section 6.03	Break Fee Event	...55
Section 6.04	Lundin Covenant Regarding Non-Solicitation	56
Section 6.05	Notice of Lundin Superior Proposal Determination	58
Section 6.06	Break Fee Event	...59
ARTICLE 7	AMENDMENT AND TERMINATION	60
Section 7.01	Amendment	.60
Section 7.02	Mutual Understanding Regarding Amendments	61

Section 7.03	Termination	.61
ARTICLE 8	GENERAL	...62
Section 8.01	Notices	..62
Section 8.02	Remedies	64
Section 8.03	Expenses	64
Section 8.04	Obligations Regarding Personal Information	64
Section 8.05	Time of the Essence	65
Section 8.06	Entire Agreement	65
Section 8.07	Further Assurances	65
Section 8.08	Governing Law	65
Section 8.09	Execution in Counterparts	65
Section 8.10	Waiver	65
Section 8.11	No Personal Liability	65
Section 8.12	Enurement and Assignment	66

Schedule A	Plan of Arrangement
Schedule B	Description of EuroZinc Material Subsidiaries
Schedule C	Description of Lundin Material Subsidiaries

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of the 18th day of September, 2006

BETWEEN:

LUNDIN MINING CORPORATION,

a corporation existing under the
Canada Business Corporations Act,

(hereinafter referred to as "Lundin")

OF THE FIRST PART

- and -

EUROZINC MINING CORPORATION,

a corporation existing under the
Business Corporations Act (British Columbia)

(hereinafter referred to as "EuroZinc")

OF THE SECOND PART

WITNESSES THAT:

WHEREAS Lundin and EuroZinc propose to effect a business combination to combine the business and assets of EuroZinc with those of Lundin;

AND WHEREAS the parties hereto intend to carry out the proposed business combination by way of a plan of arrangement under the provisions of the Business Corporations Act (British Columbia);

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.01 Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)   "1933 Act" means the Securities Act of 1933, as amended, of the United States of America;

(b)    "1940 Act" means the Investment Company Act of 1940, as amended, of the United States of America.

(c)    "Agreement" means this arrangement agreement, together with the schedules attached hereto, as amended or supplemented from time to time;

(d)    "AMEX" means the American Stock Exchange;

(e)    "Applicant" means EuroZinc;

(f)    "Arrangement" means the arrangement under the provisions of section 288 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith or made at the direction of the Court in the Final Order;

(g)    "BCBCA" means the Business Corporations Act (British Columbia), including the regulation promulgated thereunder as is in effect on the date hereof;

(h)    "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in the cities of Toronto, Ontario or Vancouver, British Columbia;

(i)    "Canadian GAAP" means accounting principles generally accepted in Canada;

(j)    "CBCA" means the Canada Business Corporations Act, including the regulations promulgated thereunder as is in effect on the date hereof;

(k)    "Completion Deadline" means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be November 27, 2006;

(l)    "Confidentiality Agreement" means the confidentiality agreement dated May 2, 2006 between Lundin and EuroZinc;

(m)   "Court" means the Supreme Court of British Columbia;

(n)    "de facto acquisition or change of control" means the acquisition by any person or group of persons acting jointly or in concert, of beneficial ownership of or control or direction over sufficient voting securities of EuroZinc to permit such person or persons to exercise, or to control or direct the voting of, 20% or more of the total number of votes attached to all outstanding voting securities of EuroZinc;

(o)   "Effective Date" means the date on which the Final Order and all other documents required to give effect to the Arrangement are filed with the Registrar pursuant to Section 292 of the BCBCA;

(p)    "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

(q)   "Eligible Holder" means a EuroZinc Shareholder other than a Tax Exempt EuroZinc Shareholder or a Non-Resident EuroZinc Shareholder;

(r)    "Encumbrance" means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(s)    "Environmental Approvals" means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(t)    "Environmental Laws" means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(u)   "EuroZinc" means EuroZinc Mining Corporation, a corporation existing under the BCBCA;

(v)   "EuroZinc Acquisition Proposal" means, in respect of EuroZinc, any bona fide inquiry, proposal or offer made by a party with whom EuroZinc and each of its officers and directors deals at arm's length regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of the assets of EuroZinc and the EuroZinc Material Subsidiaries, taken as a whole, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of the assets of EuroZinc and the EuroZinc Material Subsidiaries, taken as a whole), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of EuroZinc or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of EuroZinc and the EuroZinc Material Subsidiaries taken as a whole (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(w)   "EuroZinc Common Shares" means the common shares in the capital of EuroZinc;

(x)    "EuroZinc Disclosure Letter" means the letter dated August 20, 2006, delivered by EuroZinc to Lundin in a form accepted by and initialed on behalf of Lundin with respect to certain matters in this Agreement;

(y)   "EuroZinc Material Subsidiaries" means the corporations listed in Schedule B attached hereto, collectively;

(z)    "EuroZinc Meeting" means the special meeting, including any adjournments or postponements thereof, of the EuroZinc Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(aa)  "EuroZinc Options" means those options referred to in the EuroZinc Disclosure Letter, collectively;

(bb) "EuroZinc Properties" means the properties of EuroZinc set forth in the EuroZinc Disclosure Letter;

(cc) "EuroZinc Proxy Circular" means the management information circular to be prepared by EuroZinc with the assistance of Lundin in respect of the EuroZinc Meeting;

(dd) "EuroZinc Shareholders" means, at any time, the holders of EuroZinc Common Shares;

(ee) "EuroZinc Shareholder Rights Plan Agreement" means the shareholder rights plan agreement dated as of December 21, 2005 between EuroZinc and Computershare Investor Services Inc., approved by EuroZinc Shareholders on May 11, 2006;

(ff) "EuroZinc Share Option Plan" means the share option plan of EuroZinc adopted on December 10, 2002, as amended in June 2004;

(gg) "EuroZinc Superior Proposal" means a written EuroZinc Acquisition Proposal to acquire all or substantially all of the assets of EuroZinc (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the EuroZinc Common Shares if such EuroZinc Acquisition Proposal is not conditional on obtaining financing and the directors of EuroZinc have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to Lundin) from, as appropriate, the financial, legal and other advisors to EuroZinc to the effect that such EuroZinc Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non- completion, result in a transaction which: (a) is more favourable to EuroZinc Shareholders from a financial point of view than the terms of the Arrangement and, as a result of which, the directors of EuroZinc have determined that it would not be in the best interests of shareholders of EuroZinc to complete the Arrangement (including any adjustment to such terms proposed by Lundin as contemplated by Section 6.02); and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such EuroZinc Acquisition Proposal and the person making the EuroZinc Acquisition Proposal;

(hh) "Final Order" means the final order of the Court approving the Arrangement pursuant to the BCBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(ii)   "Governmental Entity" means any applicable (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(jj)    "Hazardous Substance" means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, byproduct or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(kk) "Interim Order" means the interim order of the Court, as such order may be amended, made in connection with the Arrangement;

(ll)  "Laws" means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(mm)"Liability" of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(nn) "Lundin" means Lundin Mining Corporation, a corporation existing under the CBCA;

(oo) "Lundin Acquisition Proposal" means, in respect of Lundin, any bona fide inquiry, proposal or offer made by a party with whom Lundin and each of its officers and directors deals at arm's length regarding any merger, amalgamation, share exchange, business combination, take-over bid, tender offer, sale or other disposition of all or substantially all of its assets, in a single transaction or a series of related transactions, (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale of all or substantially all of Lundin's assets), any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights therein or thereto or rights or options to acquire any material number of treasury securities, any exchange offer, secondary purchase or any type of similar transaction which would, or could, in any case, constitute a de facto acquisition or change of control of Lundin or would or could, in any case, result in the sale or other disposition of all or substantially all of the assets of Lundin (other than the Arrangement and all other transactions to be completed in connection with the Arrangement contemplated in this Agreement);

(pp) "Lundin Common Shares" means the common shares in the capital of Lundin;

(qq) "Lundin Disclosure Letter" means the letter dated August 20, 2006, delivered by Lundin to EuroZinc in a form accepted by and initialled on behalf of EuroZinc with respect to certain matters in this Agreement;

(rr)   "Lundin Material Subsidiaries" means, collectively, the corporations listed in Schedule C attached hereto;

(ss) "Lundin Meeting" means the special meeting, including any adjournments or postponements thereof, of the Lundin Shareholders to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

(tt)  "Lundin Options" means those options to purchase Lundin Common Shares referred to in the Lundin Disclosure Letter;

(uu) "Lundin Properties" means the properties of Lundin set forth in the Lundin Disclosure Letter;

(vv) "Lundin Proxy Circular" means the management information circular to be prepared by Lundin with the assistance of EuroZinc in respect of the Lundin Meeting;

(ww)"Lundin Share Option Plan" means the amended share option plan of Lundin approved by the Lundin Shareholders on May 31, 2006;

(xx) "Lundin Shareholders" means, at any time, the holders of Lundin Common Shares;

(yy) "Lundin Superior Proposal" means a written Lundin Acquisition Proposal to acquire all or substantially all of the assets of Lundin (on a consolidated basis) or, directly or indirectly, more than 66 2/3% of the Lundin Common Shares if such Lundin Acquisition Proposal is not conditional on obtaining financing and the directors of Lundin have determined in good faith, after consultation with, and receiving advice (which may include written opinions, a copy of which shall have been provided to EuroZinc) from, as appropriate, the financial, legal and other advisors to Lundin to the effect that such Lundin Acquisition Proposal would, if consummated in accordance with the terms thereof, but without assuming away the risk of non-completion, result in a transaction which: (a) is more favourable to Lundin Shareholders from a financial point of view than the terms of the Arrangement and, as a result of which, the directors of Lundin have determined that it would not be in the best interests of the shareholders of Lundin to complete the Arrangement (including any adjustment to such terms proposed by EuroZinc as contemplated by Section 6.05); and (b) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all legal, financial, regulatory, financing and other aspects of such Lundin Acquisition Proposal and the person making the Lundin Acquisition Proposal;

(zz)  "Macquarie North America" means, Macquarie North America Ltd.;

(aaa)"Material Adverse Change" means, in respect of Lundin or EuroZinc, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of Lundin or EuroZinc, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, assets, liabilities or financial condition of Lundin and the Lundin Material Subsidiaries, or EuroZinc and the EuroZinc Material Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide zinc mining industry in general and which does not have a materially disproportionate effect on Lundin and the Lundin Material Subsidiaries on a consolidated basis, or EuroZinc and the EuroZinc Material Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of zinc or copper; or (iv) relating to the rate at which Canadian dollars, Euros and Swedish Krona can be exchanged for United States dollars or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a "Material Adverse Change" has occurred or whether a state of facts exists that has or could have a "Material Adverse Effect" and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

(bbb)"National Bank Financial" means National Bank Financial Inc., the financial advisor to the directors of EuroZinc;

(ccc)"Non-Resident EuroZinc Shareholder" means a EuroZinc Shareholder who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act, and (i) whose EuroZinc Common Shares are not "taxable Canadian property" as defined in the Tax Act or (ii) whose EuroZinc Common Shares are "taxable Canadian property" as defined in the Tax Act and who is exempt from Canadian tax in respect of any gain realized on the disposition of EuroZinc Common Shares by reason of an exemption contained in an applicable income tax treaty or convention;

(ddd)"Plan of Arrangement" means a plan of arrangement substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with section 6.01 of the Plan of Arrangement or section 7.01 hereof;

(eee) "Registrar" means the Registrar of Companies appointed pursuant to the BCBCA;

(fff) "Release" shall mean any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(ggg)"Remedial Action" shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work;

(hhh)"Securities Authorities" means the British Columbia Securities Commission and the other securities regulatory authorities in the provinces and territories of Canada and the Securities and Exchange Commission of the United States of America, collectively;

(iii)   "SEDAR" means the System for Electronic Document Analysis and Retrieval;

(jjj)   "SSE" means the Stockholm Stock Exchange;

(kkk)"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Lundin, includes the Lundin Material Subsidiaries and, in the case of EuroZinc, includes the EuroZinc Material Subsidiaries;

(lll) "Tax Returns" means all returns, schedules, elections, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes;

(mmm) "Tax Act" means the Income Tax Act (Canada);

(nnn) "Tax" and "Taxes" means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada or Québec Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

(ooo) "Tax Exempt EuroZinc Shareholder" means a EuroZinc Shareholder that is exempt from tax under Part I of the Tax Act;

(ppp) "Triggering Event" shall have the meaning ascribed thereto in Section 6.03; and

(qqq) "TSX" means the Toronto Stock Exchange.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02     Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.03     Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04     Date for any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05     Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06     Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.07     Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the parties hereto waive any provision of Law which renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof which is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof which it replaces.

Section 1.08     Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

Section 1.09     Knowledge

Where the phrases "to the knowledge of Lundin" is used in respect of Lundin or the Lundin Material Subsidiaries or "to the knowledge of EuroZinc" in respect of EuroZinc or the EuroZinc Material Subsidiaries, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (i) in the case of Lundin and the Lundin Material Subsidiaries, the collective actual knowledge of Karl-Axel Waplan and Anders Haker, and (ii) in the case of EuroZinc and the EuroZinc Material Subsidiaries, the collective actual knowledge of Colin K. Benner, A. J. Ali and Ron Ewing.

Section 1.10     Meaning of Certain Phrase

In this Agreement the phrase "in the ordinary and regular course of business" shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

Section 1.11     Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

A	Plan of Arrangement
B	Description of EuroZinc Material Subsidiaries
C	Description of Lundin Material Subsidiaries

ARTICLE 2
THE ARRANGEMENT

Section 2.01     Arrangement

On the Effective Date, pursuant to the terms and conditions contained herein and in the Plan of Arrangement, each EuroZinc Common Share will be exchanged for 0.0952 of a Lundin Common Share and $0.0001 in cash. The parties agree to carry out the Arrangement substantially on the terms as set out in the Plan of Arrangement, subject to such changes as may be mutually agreed to by the parties on the advice of their respective legal, tax and financial advisors.

Section 2.02     Effective Date

The Arrangement shall become effective at the Effective Time on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

Section 2.03     Board of Directors

On the Effective Date, the board of directors of Lundin shall be reconstituted such that it will consist of ten directors, five of which shall be nominated by Lundin and five of which will be nominated by EuroZinc. On the Effective Date and at all times thereafter, the board of directors of Lundin shall consist of a majority of independent directors in accordance with all applicable Laws.

Section 2.04     Consultation

No press release or other public disclosure with respect to the existence or details of this Agreement or the transactions contemplated hereby shall be made by either party without the prior written consent of the other party hereto except to the extent required by law. The initial press release concerning the Arrangement shall be a joint press release and thereafter each of Lundin and EuroZinc will consult with the other of them in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of Lundin and EuroZinc shall use its commercially reasonable best efforts to enable the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

Section 2.05     Court Proceedings

As soon as is reasonably practicable, pursuant to section 288 of the BCBCA, the Applicant shall:

(a)   file, proceed with and diligently prosecute an application to the Court for the Interim Order providing for, among other things, the calling and holding of the EuroZinc Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement; and

(b)   subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

The notices of motion and related materials for the applications referred to in this section shall be in a form satisfactory to EuroZinc and Lundin, each acting reasonably, and, in the case of the application to the Court for the Interim Order, shall request that the Interim Order provide, among other things:

(i)     for the persons to whom notice is to be provided in respect of the Arrangement for the EuroZinc Meeting and for the manner in which such notice is to be provided; and

(ii)   that the requisite approval of the EuroZinc Shareholders for the Arrangement shall be two-thirds of the votes cast thereon by EuroZinc Shareholders present in person or represented by proxy at the EuroZinc Meeting.

Section 2.06     Post Arrangement Filings

Subject to the rights of termination contained in Article Seven hereof, upon the EuroZinc Shareholders approving the Arrangement in accordance with the Interim Order, the Applicant obtaining the Final Order and the other conditions contained in Article Five hereof being complied with or waived, the Applicant shall file the Final Order with the Registrar together with such other documents as may be required in order to effect the Arrangement.

Section 2.07     Closing

The closing of the Arrangement will take place at the offices of Gowling Lafleur Henderson LLP, counsel to EuroZinc at 9:00 a.m. (Vancouver time) on the Effective Date.

Section 2.08     U.S. Tax Matters

Lundin and EuroZinc intend to adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation section 1.368-2(g) and to treat the Arrangement as a "reorganization" within the meaning of section 368 (a)(1) of the U.S. Internal Revenue Code. To that end, it is acknowledged that (a) the exchange of securities pursuant to Section 2.01 hereof and Section 3.01 of the Plan of Arrangement and (b) the amalgamation of Lundin with EuroZinc which Lundin has covenanted to effect pursuant to Section 4.02(u) hereof are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein and which may be fairly characterized as a statutory merger or consolidation within the meaning of section 368 (a)(1)(A) of the U.S. Internal Revenue Code. However, Lundin does not make any representation or warranty to EuroZinc, any EuroZinc Shareholder, any holder of EuroZinc Options regarding (a) the qualification of the Arrangement as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code or (b) the U.S. federal income tax consequences of the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

Section 3.01     Representations and Warranties of EuroZinc

EuroZinc hereby represents and warrants to Lundin, and hereby acknowledges that Lundin is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)    Organization. Except as disclosed in the EuroZinc Disclosure Letter, EuroZinc and each of the EuroZinc Material Subsidiaries has been incorporated, is validly subsisting and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. EuroZinc and each of the EuroZinc Material Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified except where the lack of such registration, licensing or qualification would not have a Material Adverse Effect on EuroZinc. All of the outstanding shares of the EuroZinc Material Subsidiaries are validly issued, fully paid and non-assessable. Except as otherwise disclosed in the EuroZinc Disclosure Letter, all of the outstanding shares of the EuroZinc Material Subsidiaries are owned, directly or indirectly, by EuroZinc. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable EuroZinc Subsidiary or as disclosed in the EuroZinc Disclosure Letter, the outstanding shares of each of the EuroZinc Material Subsidiaries are owned free and clear of all Encumbrances and neither EuroZinc nor any of the EuroZinc Material Subsidiaries is liable to any other EuroZinc Material Subsidiary or to any creditor in respect of such shares. Except pursuant to this Agreement and the transactions contemplated hereby and as disclosed in the EuroZinc Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the EuroZinc Material Subsidiaries from either EuroZinc or any of the EuroZinc Material Subsidiaries.

(b)    Capitalization. EuroZinc is authorized to issue an unlimited number of EuroZinc Common Shares. As at August 17, 2006, there were 560,916,177 EuroZinc Common Shares outstanding, an aggregate of 13,726,671 EuroZinc Common Shares were set aside for issue under EuroZinc Options. The EuroZinc Options are described in the EuroZinc Disclosure Letter. Except for the EuroZinc Options and the EuroZinc Shareholder Rights Plan Agreement, and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating EuroZinc or any of the EuroZinc Material Subsidiaries to issue or sell any shares of EuroZinc or any of the EuroZinc Material Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of EuroZinc or any of the EuroZinc Material Subsidiaries. All outstanding EuroZinc Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of EuroZinc or any of the EuroZinc Material Subsidiaries having the right to vote with the EuroZinc Shareholders on any matter. There are no outstanding contractual obligations of EuroZinc or of any of the EuroZinc Material Subsidiaries to repurchase, redeem or otherwise acquire any outstanding EuroZinc Common Shares or with respect to the voting or disposition of any outstanding EuroZinc Common Shares.

(c)    Authority. EuroZinc has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by EuroZinc as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by EuroZinc and the completion by EuroZinc of the transactions contemplated by this Agreement have been authorized by the directors of EuroZinc and, subject to the approval by the EuroZinc Shareholders in the manner contemplated herein, and except as set forth in the EuroZinc Disclosure Letter no other corporate proceedings on the part of EuroZinc are necessary to authorize this Agreement or to complete the transactions contemplated hereby other than in connection with the approval by the directors of EuroZinc of the EuroZinc Proxy Circular. This Agreement has been executed and delivered by EuroZinc and constitutes a legal, valid and binding obligation of EuroZinc, enforceable against EuroZinc in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed in the EuroZinc Disclosure Letter, the execution and delivery by EuroZinc of this Agreement and the performance by EuroZinc of its obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)   the articles or by-laws (or their equivalent) of EuroZinc or any of the EuroZinc Material Subsidiaries,

(B)   any Law, or

(C)   any contract, agreement, licence or permit to which EuroZinc or any of the EuroZinc Material Subsidiaries is bound or is subject to or of which EuroZinc or any of the EuroZinc Material Subsidiaries is the beneficiary;

(ii)    give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by EuroZinc or any of the EuroZinc Material Subsidiaries, to come due before its stated maturity or cause any of its available credit to cease to be available; or

(iii)  result in the imposition of any Encumbrance upon any of the property or assets of EuroZinc or any of the EuroZinc Material Subsidiaries or restrict, hinder, impair or limit the ability of EuroZinc or any of the EuroZinc Material Subsidiaries to conduct the business of EuroZinc or any of the EuroZinc Material Subsidiaries as and where it is now being conducted;

which would, individually or in the aggregate, have a Material Adverse Effect on EuroZinc. Other than as disclosed in the EuroZinc Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by EuroZinc or any of the EuroZinc Material Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by EuroZinc of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings required under the BCBCA and filings with and approvals required by Securities Authorities and stock exchanges, and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on EuroZinc.

(d)   Directors' Approvals. The directors of EuroZinc have received an opinion from National Bank Financial, that the Arrangement and related transactions, as a whole, are fair, from a financial point of view, to the disinterested EuroZinc Shareholders and the directors of

EuroZinc have:

(i)    determined that the exchange ratio of EuroZinc Common Shares for Lundin Common Shares is fair to the EuroZinc Shareholders and the Arrangement is in the best interests of EuroZinc;

(ii)    recommended that the EuroZinc Shareholders vote in favour of the Arrangement; and

(iii)   authorized the entering into of this Agreement, and the performance of its provisions, by EuroZinc.

(e)  EuroZinc Material Subsidiaries. As of the date hereof, the only material Subsidiaries of EuroZinc are the EuroZinc Material Subsidiaries and EuroZinc does not own a direct or indirect interest in any other corporation or entity other than as disclosed in the EuroZinc Disclosure Letter.

(f)    No Defaults. Lundin has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of EuroZinc or any of the EuroZinc Material Subsidiaries that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on EuroZinc and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither EuroZinc nor any of the EuroZinc Material Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on EuroZinc.

(g)   Absence of Changes. Since December 31, 2005 except as disclosed by EuroZinc on SEDAR as of the date hereof or in the EuroZinc Disclosure Letter:

(i)    EuroZinc and each of the EuroZinc Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)    neither EuroZinc nor any of the EuroZinc Material Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)   there has not been any acquisition or sale by EuroZinc or any of the EuroZinc Material Subsidiaries of any material property or assets thereof;

(iv)  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by EuroZinc or any of the EuroZinc Material Subsidiaries of any debt for borrowed money, any creation or assumption by EuroZinc or any of the EuroZinc Material Subsidiaries of any Encumbrance, any making by EuroZinc or any of the EuroZinc Material Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time, and (b) loans made to other EuroZinc Material Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by EuroZinc or any of the EuroZinc Material Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on EuroZinc;

(v)   EuroZinc has not declared or paid any dividends or made any other distribution on any of the EuroZinc Common Shares;

(vi)  EuroZinc has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding EuroZinc Common Shares;

(vii) other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by EuroZinc or any of the EuroZinc Material Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of EuroZinc Options pursuant to the EuroZinc Share Option Plan) made to, for or with any of such directors or officers;

(viii) EuroZinc has not effected any material change in its accounting methods, principles or practices; and

(ix)  EuroZinc has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)   Employment Agreements. Other than as disclosed in the EuroZinc Disclosure Letter:

(i)     neither EuroZinc nor any of the EuroZinc Material Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of EuroZinc or any of the EuroZinc Material Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals' monthly salary; and

(ii)    neither EuroZinc nor any of the EuroZinc Material Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of EuroZinc, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of EuroZinc, pending or threatened strike or lockout.

(i)     Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations and deficit and audited consolidated statements of cash flows of EuroZinc for the financial years ended December 31, 2005 and December 31, 2004 and the six month (unaudited) period ended June 30, 2006 were prepared in accordance with

Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of EuroZinc at the respective dates indicated and the results of operations of EuroZinc for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of EuroZinc on a consolidated basis in accordance with Canadian GAAP. Except as disclosed by EuroZinc on SEDAR and as set forth in the EuroZinc Disclosure Letter, as at the date hereof, neither EuroZinc nor any of the EuroZinc Material Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of EuroZinc for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business since June 30, 2006 or which liabilities or obligations do not in the aggregate exceed $200,000. There are reasonable grounds for believing that (i) EuroZinc is able to pay its liabilities as they become due, (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof, and (iii) to the best of will be prejudiced by the Arrangement.

(j)    Books and Records. The corporate records and minute books of EuroZinc and the EuroZinc Material Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on EuroZinc. Financial books and records and accounts of EuroZinc and the EuroZinc Material Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of EuroZinc and the EuroZinc Material Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of EuroZinc. EuroZinc has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management of EuroZinc, and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

(k)   Litigation. Except as disclosed in the EuroZinc Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of EuroZinc, threatened against or relating to EuroZinc or any of the EuroZinc Material Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity, which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on EuroZinc. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of EuroZinc, threatened against or relating to EuroZinc or, any of the EuroZinc Material Subsidiaries, before any Governmental Entity. Neither EuroZinc nor any of the EuroZinc Material Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $200,000 as a condition to or a necessity for the right or ability of EuroZinc or the EuroZinc Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(l)    Title to Properties and Condition of Assets. Except as set forth in the EuroZinc Disclosure Letter, applying customary standards in the mining industry, each of EuroZinc and the EuroZinc Material Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being described in the EuroZinc Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on EuroZinc. Furthermore, all real and tangible personal property of each of EuroZinc and the EuroZinc Material Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(m)   Insurance. EuroZinc maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(n)    Environmental. Other than as disclosed in the EuroZinc Disclosure Letter and to the best of EuroZinc's knowledge:

(i)    each of EuroZinc and the EuroZinc Material Subsidiaries is and has been in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on EuroZinc;

(ii)    the EuroZinc Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that some would not reasonably likely have a Material Adverse Effect on EuroZinc. None of EuroZinc, the EuroZinc Material Subsidiaries or any other person in control of any EuroZinc Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any EuroZinc Property, except in material compliance with all Environmental Laws, and except to the extent that same would not be reasonably likely to have a Material Adverse Effect on EuroZinc; All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the EuroZinc Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except that same would not be reasonably likely to have a Material Adverse Effect on EuroZinc. To the knowledge of EuroZinc, there are no Hazardous Substances at, in, on, under or migrating from EuroZinc Properties, except in material compliance with all Environmental Laws, and except to the extent that some would not reasonably likely to have a Material Adverse Effect on EuroZinc;

(iii)   to the knowledge of EuroZinc, none of EuroZinc, the EuroZinc Material Subsidiaries or any other person for whose actions EuroZinc or a EuroZinc

Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of EuroZinc, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) that is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against EuroZinc or any of the EuroZinc Material Subsidiaries. No site or facility now or, to the knowledge of EuroZinc, previously owned, operated or leased by EuroZinc or any of the EuroZinc Material Subsidiaries is listed or, to the knowledge of EuroZinc, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(iv)  to the knowledge of EuroZinc, none of EuroZinc, the EuroZinc Material Subsidiaries or any other person for whose actions EuroZinc or a EuroZinc Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the EuroZinc Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on EuroZinc; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the EuroZinc Properties or the assets of any of EuroZinc or the EuroZinc Material Subsidiaries;

(v)   none of the EuroZinc Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws;

(vi)  none of EuroZinc or the EuroZinc Material Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person related to any of the EuroZinc Properties which is pending as of the date hereof, except to the extent same would not have a Material Adverse Effect on EuroZinc; and

(vii) EuroZinc has made available to Lundin a copy of all environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies related to any of the EuroZinc Properties which are in the possession of EuroZinc or any of the EuroZinc Material Subsidiaries.

(o)   Tax Matters. EuroZinc and the EuroZinc Material Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit is disclosed in the EuroZinc Disclosure Letter and would not have a Material Adverse Effect on EuroZinc. EuroZinc has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of EuroZinc, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to EuroZinc or any of the EuroZinc Material Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(p)   Intellectual Property. Neither EuroZinc nor the EuroZinc Material Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of EuroZinc and the EuroZinc Material Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of EuroZinc.

(q)   Pension and Employee Benefits.

(i)    EuroZinc and the EuroZinc Material Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of EuroZinc and the EuroZinc Material Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon EuroZinc or the EuroZinc Material Subsidiaries, as the case may be (collectively referred to in this subsection as the "EuroZinc Plans") and all EuroZinc Plans maintained by or binding upon EuroZinc or any of the EuroZinc Material Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by EuroZinc or any of the EuroZinc Material Subsidiaries from any such regulatory authority.

(ii)    No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any EuroZinc Plan maintained by or binding upon EuroZinc or any of the EuroZinc Material Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

(r)    Reporting Status. EuroZinc is a reporting issuer or its equivalent in each of the provinces of Canada. The EuroZinc Common Shares are listed on the TSX and AMEX.

(s)    Reports. Since January 1, 2004, EuroZinc has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "EuroZinc Documents"). The EuroZinc Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over EuroZinc, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on EuroZinc. EuroZinc has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(t)    Compliance with Laws. EuroZinc and the EuroZinc Material Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on EuroZinc.

(u)   No Cease Trade. EuroZinc is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of EuroZinc, no investigation or other proceedings involving EuroZinc which may operate to prevent or restrict trading of any securities of EuroZinc are currently in progress or pending before any applicable stock exchange or Securities Authority.

(v)    No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from EuroZinc or the EuroZinc Material Subsidiaries of any of the material assets of EuroZinc or any of the EuroZinc Material Subsidiaries, other than as described or contemplated herein.

(w)  Certain Contracts. Neither EuroZinc nor any of the EuroZinc Material Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of EuroZinc or the EuroZinc Material Subsidiaries are conducted, (ii) limit any business practice of EuroZinc or any EuroZinc Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by EuroZinc or any EuroZinc Subsidiary in any material respect.

(x)     Place of Principal Offices. The principal offices of EuroZinc are not located within the United States.

(y)   Location of Assets and U.S. Sales. All of the assets and property of EuroZinc and the EuroZinc Material Subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $10.7 million during EuroZinc's most recent financial year.

(z)    Foreign Private Issuer. As of the date hereof, EuroZinc is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(aa) Investment Company Status. EuroZinc is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(bb) Full Disclosure. EuroZinc has made available to Lundin all material information, including financial, operational and other information, in respect of EuroZinc and the EuroZinc Material Subsidiaries and all such information as made available to Lundin is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

(cc)  No Broker's Commission. Except as disclosed in the EuroZinc Disclosure Letter, EuroZinc has not entered into any agreement that would entitle any person to any valid claim against EuroZinc for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

Section 3.02 Representations and Warranties of Lundin

Lundin hereby represents and warrants to EuroZinc, and hereby acknowledges that EuroZinc is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)   Organization. Lundin and each of the Lundin Material Subsidiaries has been incorporated, is validly subsisting and has full corporate and legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Lundin and each of the Lundin Material Subsidiaries is registered, licensed or otherwise qualified as an extra-provincial corporation or a foreign corporation in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, except where the lack of such registration, licensing or qualification would not have a Material Adverse Effect on Lundin. All of the outstanding shares of the Lundin Material Subsidiaries are validly issued, fully paid and non-assessable. Except as disclosed in the Lundin Disclosure Letter, all of the outstanding shares of the Lundin Material Subsidiaries are owned directly or indirectly by Lundin. Except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Lundin Material Subsidiary or as disclosed in the Lundin Disclosure Letter, the outstanding shares of each Lundin Material Subsidiary owned by Lundin or a Lundin Material Subsidiary are owned free and clear of all Encumbrances and neither Lundin nor any of the Lundin Material Subsidiaries is liable to any Lundin Material Subsidiary or to any creditor in respect of such shares. Except as disclosed in the Lundin Disclosure Letter, there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any issued or unissued securities of any of the Lundin Material Subsidiaries from either Lundin or any of the Lundin Material Subsidiaries.

(b)   Capitalization. Lundin is authorized to issue an unlimited number of Lundin Common Shares and one special share without nominal or par value. As at July 31, 2006 there were 40,861,331 Lundin Common Shares and no special shares outstanding, and an aggregate of 570,000 Lundin Common Shares were set aside for issue under the Lundin Options. The Lundin Options are disclosed in the Lundin Disclosure Letter. Except for the Lundin Options and except pursuant to this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Lundin or any of the Lundin Material Subsidiaries to issue or sell any shares of Lundin or any of the Lundin Material Subsidiaries or any securities or obligations of any kind convertible into or exchangeable for any shares of Lundin or any of the Lundin Material Subsidiaries. All outstanding Lundin Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of preemptive rights. As of the date hereof, there are no outstanding bonds, debentures or other evidences of indebtedness of Lundin or any of the Lundin Material Subsidiaries having the right to vote with the Lundin Shareholders on any matter. There are no outstanding contractual obligations of Lundin or of any of the Lundin Material Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Lundin Common Shares or with respect to the voting or disposition of any outstanding Lundin Common Shares.

(c)   Authority. Lundin has the necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Lundin as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement by Lundin and the completion by Lundin of the transactions contemplated by this Agreement have been authorized by the directors of Lundin, and no other corporate proceedings on the part of Lundin are necessary to authorize this Agreement or to complete the transactions contemplated hereby. This Agreement has been executed and delivered by Lundin and constitutes a legal, valid and binding obligation of Lundin, enforceable against Lundin in accordance with its terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. The execution and delivery by Lundin of this Agreement and the performance by it of its respective obligations hereunder and the completion of the transactions contemplated hereby, do not and will not:

(i)     result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of,

(A)   the articles or by-laws (or their equivalent) of Lundin or any of the Lundin Material Subsidiaries,

(B)   any Law, or

(C)   any contract, agreement, licence or permit to which Lundin or any of the Lundin Material Subsidiaries is bound or is subject to or of which Lundin or any Lundin Material Subsidiary is the beneficiary;

(ii)    give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by Lundin or any of the Lundin Material Subsidiaries to come due before its stated maturity or cause any of its available credit to cease to be available;

(iii)   result in the imposition of any Encumbrance upon any of the property or assets of Lundin or any of the Lundin Material Subsidiaries or restrict, hinder, impair or limit the ability of Lundin or any of the Lundin Material Subsidiaries to conduct the business of Lundin or any of the Lundin Material Subsidiaries as and where it is now being conducted; or

(iv)   result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or officer of Lundin or any Lundin Material Subsidiary or increase any benefits otherwise payable under any pension or benefits plan of Lundin or any Lundin Material Subsidiary or result in the acceleration of the time of payment or vesting of any such benefits;

        which would, individually or in the aggregate, have a Material Adverse Effect on Lundin. Other than as disclosed in the Lundin Disclosure Letter, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by Lundin or any of the Lundin Material Subsidiaries in connection with the execution and delivery of this Agreement or the consummation by Lundin of the transactions contemplated hereby other than (i) any approvals required by the Interim Order, (ii) any approvals required by the Final Order, (iii) filings with and approvals required by the Securities Authorities and stock exchanges, and (iv) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Lundin.

(d)   Directors' Approvals. The directors of Lundin have received an opinion from Macquarie North America, the financial advisor to the board of directors of Lundin, that the Arrangement and related transactions, as a whole, are fair, from a financial point of view, to the disinterested Lundin Shareholders and the directors of Lundin have unanimously:

(i)   determined that the exchange ratio of Lundin Common Shares for EuroZinc Common Shares is fair to the Lundin Shareholders and the Arrangement is in the best interests of Lundin;

(ii)   recommended that the Lundin Shareholders vote in favour of the Arrangement; and

(iii)  authorized the entering into of this Agreement, and the performance of its provisions, by Lundin;

(e)    Lundin Material Subsidiaries. As of the date hereof, the only material Subsidiaries of Lundin are the Lundin Material Subsidiaries and Lundin does not own a direct or indirect interest in any other corporation or entity other than as disclosed in the Lundin Disclosure Letter.

(f)    No Defaults. EuroZinc has been provided with a true and complete copy of all contracts, agreements and licences material to the conduct of the business of Lundin or any of the Lundin Material Subsidiaries that if breached or in default would or could reasonably be expected to have a Material Adverse Effect on Lundin and there are no current or pending negotiations with respect to the renewal, termination or amendment of any such material contracts, agreements or licences. Neither Lundin nor any of the Lundin Material Subsidiaries is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under, any contract, agreement or licence to which any of them is a party or by which any of them is bound which would, individually or in the aggregate, have a Material Adverse Effect on Lundin.

(g)   Absence of Changes. Since December 31, 2005 except as disclosed by Lundin on SEDAR as of the date hereof or in the Lundin Disclosure Letter:

(i)    Lundin and each of the Lundin Material Subsidiaries has conducted its business only in the ordinary and regular course of business consistent with past practice;

(ii)   neither Lundin nor any of the Lundin Material Subsidiaries has incurred or suffered a Material Adverse Change;

(iii)   there has not been any acquisition or sale by Lundin or any of the Lundin Material Subsidiaries of any material property or assets thereof;

(iv)  other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by Lundin or any of the Lundin Material Subsidiaries of any debt for borrowed money, any creation or assumption by Lundin or any of the Lundin Material Subsidiaries of any Encumbrance, any making by Lundin or any of the Lundin Material Subsidiaries, of any loan, advance or capital contribution to or investment in any other person (other than (a) loans and advances in an aggregate amount which does not exceed $100,000 outstanding at any time, and (b) loans made to other Lundin Material Subsidiaries) or any entering into, amendment of, relinquishment, termination or non-renewal by Lundin or any of the Lundin Material Subsidiaries of any contract, agreement, licence, lease transaction, commitment or other right or obligation which would, individually or in the aggregate, have a Material Adverse Effect on Lundin;

(v)   Lundin has not declared or paid any dividends or made any other distribution on any of the Lundin Common Shares;

(vi)  Lundin has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Lundin Common Shares;

(vii)  other than in the ordinary and regular course of business consistent with past practice, there has not been any material increase in or modification of the compensation payable to or to become payable by Lundin or any of the Lundin Material Subsidiaries to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Lundin Options pursuant to the Lundin Share Option Plan) made to, for or with any of such directors or officers;

(viii) Lundin has not effected any material change in its accounting methods, principles or practices; and

(ix)  Lundin has not adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(h)   Employment Agreements. Other than as disclosed in the Lundin Disclosure Letter:

(i)    neither Lundin nor any of the Lundin Material Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any director or officer of Lundin or any of the Lundin Material Subsidiaries which cannot be terminated without payment of a maximum of six times such individuals' monthly salary;

(ii)   neither Lundin nor any of the Lundin Material Subsidiaries has any employee or consultant whose employment or contract with Lundin or the Lundin Material Subsidiary, respectively, cannot be terminated without payment upon a maximum of six months' notice; and

(iii)   neither Lundin nor any of the Lundin Material Subsidiaries (a) is a party to any collective bargaining agreement, (b) is, to the knowledge of Lundin, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (c) is subject to any current, or to the knowledge of Lundin, pending or threatened strike or lockout.

(i)     Financial Matters. The audited consolidated balance sheets, audited consolidated statements of operations and deficit and audited consolidated statements of cash flows of Lundin for the financial years ended December 31, 2005 and December 31, 2004 and the six month (unaudited) period ended June 30, 2006 were prepared in accordance with Canadian GAAP consistently applied, and fairly present in all material respects the consolidated financial condition of Lundin at the respective dates indicated and the results of operations of Lundin for the periods covered on a consolidated basis and reflect adequate provision for the liabilities of Lundin on a consolidated basis in accordance with Canadian GAAP. As of the date hereof, neither Lundin nor any of the Lundin Material Subsidiaries has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of Lundin for the six month period ended June 30, 2006, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring Lundin's mineral projects)since June 30, 2006 or which liabilities or obligations do not in the aggregate exceed $200,000. There are reasonable grounds for believing that (i) Lundin is able to pay its liabilities as they become due, and (ii) the realizable value of the assets of the corporation formed pursuant to the Arrangement will not be less than the aggregate of the liabilities thereof and the stated capital of all classes of shares thereof.

(j)     Books and Records. The corporate records and minute books of Lundin and the Lundin Material Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Lundin. Financial books and records and accounts of Lundin and the Lundin Material Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Lundin and the Lundin Material Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Lundin. Lundin has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that, in all material respects (a) transactions are executed in accordance with the general or specific authorization of the management Lundin and (b) transactions are recorded as necessary (i) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any criteria applicable to such consolidated financial statements and (ii) to maintain accountability for assets and liabilities.

(k)   Litigation. Other than as disclosed in the Lundin Disclosure Letter, there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Lundin, threatened against or relating to Lundin or any of the Lundin Material Subsidiaries or affecting any of their respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Lundin. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Lundin, threatened against or relating to Lundin or any of the Lundin Material Subsidiaries before any Governmental Entity. Neither Lundin nor any of the Lundin Material Subsidiaries, nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, or requires or may require, the expenditure of an amount of money in the aggregate in excess of $200,000 as a condition to or a necessity for the right or ability of Lundin or the Lundin Material Subsidiary, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(l)     Title to Properties and Condition of Assets. Except as set forth in the Lundin Disclosure Letter, applying customary standards in the mining industry, each of Lundin and the Lundin Material Subsidiaries has sufficient title, free and clear of any title defect or Encumbrance, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest), such properties being disclosed in the Lundin Disclosure Letter except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not be reasonably likely to have, a Material Adverse Effect on Lundin. Furthermore, all real and tangible personal property of each of Lundin and the Lundin Material Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement.

(m)   Insurance. Lundin maintains policies of insurance in amounts and in respect of such risks as are normal and usual for companies of a similar size operating in the mining industry and such policies are in full force and effect as of the date hereof.

(n)    Environmental.

        Other than as disclosed in the Lundin Disclosure Letter:

(i)     each of Lundin and the Lundin Material Subsidiaries has operated in material compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on Lundin;

(ii)   the Lundin Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Effect on Lundin. None of Lundin, the Lundin Material Subsidiaries or any other person in control of any Lundin Property has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Lundin Property, except in material compliance with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Effect on Lundin. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Lundin Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that same would not be reasonably likely to have a Material Adverse Effect on Lundin. To the knowledge of Lundin, there are no Hazardous Substances at, in, on, under or migrating from Lundin Properties, except in compliance with all Environmental Laws and except to the extent that same would not be reasonably likely to have a Material Adverse Effect on Lundin;

(iii)  to the knowledge of Lundin, none of Lundin, the Lundin Material Subsidiaries or any other person for whose actions Lundin or a Lundin Material Subsidiary may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the Lundin Properties in such a manner as: (i) would be reasonably likely to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not have a Material Adverse Effect on Lundin; or (ii) would be reasonably likely to result in imposition of a lien, charge or other encumbrance or the expropriation on any of the Lundin Properties or the assets of any of Lundin or the Lundin Material Subsidiaries;

(iv)  to the knowledge of Lundin, none of Lundin, the Lundin Subsidiaries or any other person for whose actions Lundin or a Lundin Subsidiary may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Lundin, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) that is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Lundin or any of the Lundin Subsidiaries. No site or facility now or, to the knowledge of Lundin, previously owned, operated or leased by Lundin or any of the Lundin Subsidiaries is listed or, to the knowledge of Lundin, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(v)   none of the Lundin Properties has or is required to have any deed notices or restrictions, institutional controls, covenants that run with the land or other restrictive covenants or notices arising under any Environmental Laws;

(vi)  none of Lundin or the Lundin Material Subsidiaries has received any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Laws, from any person related to any of the Lundin Properties which is pending as of the date hereof, except to the extent same would not have a Material Adverse Effect on Lundin;

(vii) Lundin has made available to EuroZinc a copy of all environmental or occupational health and safety audits, orders, prosecutions, evaluations, assessments, tests, reports and studies related to any of the Lundin Properties which are in the possession of Lundin or any of the Lundin Material Subsidiaries.

(o)   Tax Matters. Lundin and the Lundin Material Subsidiaries have filed or caused to be filed, in a timely manner all Tax Returns required to be filed by them (all of which Tax Returns were correct and complete in all material respects) and have paid, collected, withheld or remitted, or caused to be paid, collected, withheld or remitted, all Taxes that are due and payable, collectible and remittable, except, in either case where such failure to file or to pay, collect, withhold or remit would not have a Material Adverse Effect on Lundin. Lundin has provided adequate accruals in accordance with Canadian GAAP in its most recently published consolidated financial statements for any Taxes for the period covered by such financial statements which have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no material liability for Taxes not reflected in such consolidated financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued other than in the ordinary course of business. To the knowledge of Lundin, there are no material proposed (but unassessed) additional Taxes and none have been asserted by the Canada Revenue Agency or any other taxing authority, including, without limitation, any sales tax authority, in connection with any of the Tax Returns referred to above, and no waiver of any statute of limitations has been given or requested with respect to Lundin or any of the Lundin Material Subsidiaries. No lien for Taxes has been filed or exists other than for Taxes not yet due and payable.

(p)    Intellectual Property. Neither Lundin nor the Lundin Material Subsidiaries own or license any patents, patent rights, trademarks, trade names, service marks, copyrights, know how or other proprietary intellectual property rights that are material to the conduct of the business of Lundin and the Lundin Material Subsidiaries other than such trade names, service marks and/or copyrights as may exist at law or by usage in respect of their use in the context of the business of Lundin.

(q)   Pension and Employee Benefits.

(i)    Lundin and the Lundin Material Subsidiaries have complied, in all material respects, with all of the terms of the pension and other employee compensation and benefit obligations of Lundin and the Lundin Material Subsidiaries, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Lundin or the Lundin Material Subsidiaries, as the case may be (collectively referred to in this subsection as the "Lundin Plans") and all Lundin Plans maintained by or binding upon Lundin or any of the Lundin Material Subsidiaries are fully funded and in good standing with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by Lundin or any of the Lundin Material Subsidiaries from any such regulatory authority.

(ii)   No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Lundin Plan maintained by or binding upon Lundin or any of the Lundin Material Subsidiaries, being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority.

(r)    Reporting Status. Lundin is a reporting issuer or its equivalent in the provinces of British Columbia, Alberta, Quebec, Ontario and Nova Scotia. The Lundin Common Shares are listed on the TSX and the SSE.

(s)    Reports. Since January 1, 2004, Lundin has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to in this subsection as the "Lundin Documents"). The Lundin Documents, at the time filed or, if amended, as of the date of such amendment (a) did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Authorities having jurisdiction over Lundin, except where such non-compliance has not and would not reasonably be expected to have a Material Adverse Effect on Lundin. Lundin has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(t)    Compliance with Laws. Lundin and the Lundin Material Subsidiaries have complied with and are not in violation of any applicable Law other than such non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Lundin.

(u)    No Cease Trade. Lundin is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Lundin, no investigation or other proceedings involving Lundin which may operate to prevent or restrict trading of any securities of Lundin are currently in progress or pending before any applicable stock exchange or Securities Authority.

(v)   No Option on Assets. No person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Lundin or the Lundin Material Subsidiaries of any of the material assets of Lundin or any of the Lundin Material Subsidiaries, other than as described or contemplated herein.

(w)  Certain Contracts. Neither Lundin nor any of the Lundin Material Subsidiaries is a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit the manner or the localities in which all or any material portion of the business of Lundin or the Lundin Material Subsidiaries are conducted, (ii) limit any business practice of Lundin or any Lundin Material Subsidiary in any material respect, or (iii) restrict any acquisition or disposition of any property by Lundin or any Lundin Material Subsidiary in any material respect.

(x)    Place of Principal Offices. The principal offices of Lundin are not located within the United States.

(y)    Location of Assets and U.S. Sales. All of the assets and property of Lundin and its subsidiaries, taken as a whole, are located outside the United States and did not generate aggregate sales in or into the United States exceeding U.S. $10.7 million during Lundin's most recent financial year.

(z)    Foreign Private Issuer. As of the date hereof, Lundin is a "foreign private issuer" as defined in Rule 405 under the 1933 Act.

(aa) Investment Company Status. Lundin is not registered, and is not required to be registered, as an open-end investment company, a closed-end investment company, a unit investment trust or a face-amount certificate company under the 1940 Act.

(bb) Full Disclosure. Lundin has made available to EuroZinc all material information, including financial, operational and other information, in respect of Lundin and the Lundin Material Subsidiaries and all such information as made available to Lundin is true and correct in all material respects and no material fact or facts have been omitted therefrom which would make such information misleading.

(cc)  No Broker's Commission. Lundin has not entered into any agreement that would entitle any person to any valid claim against Lundin for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees disclosed in the Lundin Disclosure Letter.

(dd)  Shares. The Lundin Common Shares to be issued pursuant to the Arrangement will, upon issue, be issued as fully paid and non-assessable shares.

(ee)  Accelerated Filer Status. Lundin is not, and upon completion of the transactions contemplated by this Agreement will not be, an "Accelerated Filer" or a "Large Accelerated Filer" as such terms are defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended, of the United States of America.

(ff)   Investment Canada Act. Lundin will comply with the Investment Canada Act, if applicable.

Section 3.03  Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date save and except for the representation and warranty contained in subsection 3.02(ff) which shall only expire and be terminated and extinguished upon the completion of the amalgamation referred to in Subsection 4.02(u) of this Agreement. Any investigation by Lundin or EuroZinc and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4
COVENANTS

Section 4.01 Covenants of EuroZinc

Subject to Section 6.01, EuroZinc hereby covenants and agrees with Lundin as follows:

(a)   Interim Order. As soon as practicable, EuroZinc jointly with Lundin shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.05 hereof on terms and conditions acceptable to EuroZinc and Lundin, acting reasonably.

(b)   EuroZinc Meeting. In a timely and expeditious manner, EuroZinc shall:

(i)    forthwith carry out such terms of the Interim Order as are required under the terms thereof to be carried out by EuroZinc;

(ii)    prepare with the assistance of Lundin, and file the EuroZinc Proxy Circular (which shall be in a form satisfactory to Lundin, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the EuroZinc Proxy Circular is required to be filed and mail the EuroZinc Proxy Circular, as ordered by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where the EuroZinc Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by Lundin;

(iii)   convene the EuroZinc Meeting as soon as practicable, and use its commercially reasonable efforts to convene the EuroZinc Meeting no later than October 19, 2006 or such later date as may be mutually agreed upon with Lundin, as provided in the Interim Order and solicit proxies to be voted at the EuroZinc Meeting in favour of the Arrangement;

(iv)   provide notice to Lundin of the EuroZinc Meeting and allow representatives of Lundin to attend the EuroZinc Meeting;

(v)   conduct the EuroZinc Meeting in accordance with the Interim Order, the BCBCA, the by-laws of EuroZinc and as otherwise required by applicable Laws; and

(vi)   take all such actions as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(c)   Adjournment. EuroZinc shall not adjourn, postpone or cancel the EuroZinc Meeting (or propose to do so), except (i) if quorum is not present at the EuroZinc Meeting, (ii) if required by applicable Laws, (iii) if required by the EuroZinc Shareholders, or (iv) except as contemplated by Section 5.04 hereof.

(d)   Amendments to EuroZinc Proxy Circular. In a timely and expeditious manner, EuroZinc shall prepare, (in consultation with Lundin), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the EuroZinc Proxy Circular (which amendments or supplements shall be in a form satisfactory to Lundin, acting reasonably) with respect to the EuroZinc Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(e)   Final Order. Subject to the approval of the Arrangement at the EuroZinc Meeting in accordance with the provisions of the Interim Order, and at the Lundin Meeting, EuroZinc shall jointly with Lundin forthwith file, proceed with and diligently prosecute an application for the Final Order as provided in Section 2.05 hereof, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably.

(f)     Filing Final Order. EuroZinc shall forthwith carry out the terms of the Interim Order and the Final Order and, following the issue of the Final Order and the satisfaction, fulfillment or waiver of the conditions in favour of EuroZinc and Lundin set forth herein, at a time and on a date to be agreed by Lundin and EuroZinc, file the Final Order and any other required documents with the Registrar in order for the Arrangement to become effective.

(g)   Information for Lundin Proxy Circular. In a timely and expeditious manner, EuroZinc shall provide to Lundin all information as may be reasonably requested by Lundin or applicable Laws with respect to EuroZinc and its businesses and properties for inclusion in the Lundin Proxy Circular or in any amendment or supplement to the Lundin Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to EuroZinc required to be disclosed in the Lundin Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. EuroZinc shall fully cooperate with Lundin in the preparation of the Lundin Proxy Circular and shall provide such assistance as Lundin may reasonably request in connection therewith.

(h)   Amendments. In a timely and expeditious manner, EuroZinc shall provide Lundin with information as requested by Lundin in order to prepare any amendments or supplements to the Lundin Proxy Circular (which amendments or supplements shall be in a form satisfactory to EuroZinc, acting reasonably) with respect to the Lundin Meeting.

(i)    Copy of Documents. Except for proxies and other non-substantive communications, EuroZinc shall furnish promptly to Lundin a copy of each notice, report, schedule or other document or communication delivered, filed or received by EuroZinc in connection with this Agreement, the Arrangement, the Interim Order or the EuroZinc Meeting or any other meeting at which all EuroZinc Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(j)    Usual Business. Except as disclosed in the EuroZinc Disclosure Letter, other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, EuroZinc shall, and shall cause the EuroZinc Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(k)    Certain Actions Prohibited. Other than as disclosed in the EuroZinc Disclosure Letter, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, EuroZinc shall not, without the prior written consent of Lundin, which shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)     issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a EuroZinc Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, EuroZinc or any of the EuroZinc Material Subsidiaries, other than the issue of EuroZinc Common Shares pursuant to the exercise of the EuroZinc Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the EuroZinc Material Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii) amend or propose to amend the articles or by-laws (or their equivalent) of EuroZinc or any of the EuroZinc Material Subsidiaries or any of the terms of the EuroZinc Options as they exist at the date of this Agreement;

(iv) split, combine or reclassify any of the EuroZinc Common Shares or any of the shares of the EuroZinc Material Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the EuroZinc Common Shares;

(v) redeem, purchase or offer to purchase, or permit any of the EuroZinc Material Subsidiaries to redeem, purchase or offer to purchase, any EuroZinc Common Shares and, other than pursuant to the EuroZinc Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)  reorganize, amalgamate or merge EuroZinc or any of the EuroZinc Material Subsidiaries with any other person except a reorganization, amalgamation or merger among EuroZinc and any of the EuroZinc Material Subsidiaries or between any of the EuroZinc Material Subsidiaries;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the EuroZinc Material Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) in the case of EuroZinc and the EuroZinc Material Subsidiaries: (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of EuroZinc delivered to Lundin, which are, individually or in the aggregate, in an amount in excess of $100,000 or which constitutes a claim between EuroZinc and a EuroZinc Subsidiary or between EuroZinc Material Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)   incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the EuroZinc Material Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)    except in connection with this transaction, and except as required by Canadian GAAP, any other generally accepted accounting principle to which any EuroZinc Subsidiary may be subject, or any applicable Law, make any changes to the existing accounting practices of EuroZinc or make any material tax election inconsistent with past practice; or

(xi)   enter into, or cause any EuroZinc Material Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(l)    Employment Arrangements. Except as disclosed in the EuroZinc Disclosure Letter, without the prior written consent of Lundin, such consent not to be unreasonably withheld, EuroZinc shall not, and shall cause the EuroZinc Material Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of EuroZinc or any of the EuroZinc Material Subsidiaries.

(m)   Insurance. EuroZinc shall use its commercially reasonable best efforts, and shall cause the EuroZinc Material Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(n)   Certain Actions. EuroZinc shall:

(i)     not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by EuroZinc in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on EuroZinc, provided that EuroZinc may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, provided EuroZinc immediately notifies Lundin in writing of such circumstances; and

(ii)    promptly notify Lundin of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of EuroZinc, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by EuroZinc of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of EuroZinc contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(o)    No Compromise. EuroZinc shall not, and shall cause the EuroZinc Material Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of EuroZinc in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Lundin.

(p)   Contractual Obligations. EuroZinc shall not, and shall cause the EuroZinc Material Subsidiaries not to, enter into or modify in any respect any material contract, agreement, lease, commitment or arrangement to which EuroZinc or any of the EuroZinc Material Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement or in the ordinary course of business.

(q)   Satisfaction of Conditions. Subject to section 6.01 hereof, EuroZinc shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations hereunder to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)    subject to the fiduciary obligations of the directors of EuroZinc, obtain the approval of EuroZinc Shareholders for the Arrangement in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)   obtain all other consents, approvals and authorizations as are required to be obtained by EuroZinc or any of the EuroZinc Material Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on EuroZinc;

(iii)  effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party hereto before any Governmental Entity;

(iv)   oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)    fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by EuroZinc; and

(vi)  cooperate with Lundin in connection with the performance by each of them of their respective obligations hereunder, provided however that the foregoing shall not be construed to obligate EuroZinc to pay or cause to be paid any monies to cause such performance to occur.

(r)    Keep Fully Informed. Without limiting the provisions of subsection 4.01(k) hereof, EuroZinc shall use commercially reasonable best efforts to conduct itself so as to keep Lundin fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(s)   Cooperation. EuroZinc shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(t)     Representations. EuroZinc shall use its commercially reasonable best efforts to conduct its affairs and to cause the EuroZinc Material Subsidiaries to conduct their affairs so that all of the representations and warranties of EuroZinc contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(u)   Information. EuroZinc shall continue to make available and cause to be made available to Lundin and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Lundin to effect a thorough examination of EuroZinc and the EuroZinc Material Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of EuroZinc together with the consolidation therefor, and shall cooperate with Lundin in securing access for Lundin to any documents, agreements, corporate records or minute books not in the possession or under the control of EuroZinc. Subject to applicable Laws, upon reasonable notice, EuroZinc shall, and shall cause the EuroZinc Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Lundin reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of EuroZinc and the EuroZinc Material Subsidiaries, and, during such period, EuroZinc shall, and shall cause the EuroZinc Material Subsidiaries to, furnish promptly to Lundin all information concerning the business, properties and personnel of EuroZinc and the EuroZinc Material Subsidiaries as Lundin may reasonably request.

(v)   EuroZinc Options. EuroZinc shall take all corporate action necessary to ensure that on the Effective Date all of the outstanding EuroZinc Options, provide only for the issuance of Lundin Common Shares upon the due exercise thereof, on the basis of 0.0952 of a Lundin Common Share for each EuroZinc Common Share to which a holder of a EuroZinc Option was previously entitled.

(w)   Closing Documents. EuroZinc shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by the other parties hereto, all in form satisfactory to the other parties hereto, acting reasonably.

        Notwithstanding the foregoing provisions of this section 4.01, EuroZinc and its board of directors shall be permitted to take such actions and refrain from taking such actions as they see fit to fulfill the fiduciary obligations of the board of directors in respect of any EuroZinc Superior Proposal.

Section 4.02 Covenants of Lundin

Subject to section 6.04, Lundin hereby covenants and agrees with EuroZinc as follows:

(a)    Interim Order. As soon as practicable, Lundin jointly with EuroZinc shall file, proceed with and diligently prosecute an application to the Court for the Interim Order as provided in Section 2.05 on terms and conditions acceptable to EuroZinc and Lundin, acting reasonably.

(b)    Proceedings. In a timely and expeditious manner, Lundin shall take all such actions and do all such acts and things as are specified in the Interim Order, the Plan of Arrangement (including issuing the Lundin Common Shares contemplated pursuant to section 3.01 of the Plan of Arrangement) and the Final Order to be taken or done by Lundin, as applicable.

(c)   Information for EuroZinc Proxy Circular. In a timely and expeditious manner, Lundin shall provide to EuroZinc all information as may be reasonably requested by EuroZinc or as required by the Interim Order or applicable Laws with respect to Lundin and their respective businesses and properties for inclusion in the EuroZinc Proxy Circular or in any amendment or supplement to the EuroZinc Proxy Circular which complies in all material respects with all applicable Laws on the date of the mailing thereof and containing all material facts relating to Lundin required to be disclosed in the EuroZinc Proxy Circular and not containing any misrepresentation (as defined under applicable securities legislation) with respect thereto. Lundin shall fully cooperate with EuroZinc in the preparation of the EuroZinc Proxy Circular and shall provide such assistance as EuroZinc may reasonably request in connection therewith.

(d)   Amendments. In a timely and expeditious manner, Lundin shall provide EuroZinc with information as requested by EuroZinc in order to prepare any amendments or supplements to the EuroZinc Proxy Circular (which amendments or supplements shall be in a form satisfactory to Lundin, acting reasonably) with respect to the EuroZinc Meeting in accordance with the Interim Order of the Court.

(e)   Final Order. Subject to the approval of the Arrangement at the EuroZinc Meeting in accordance with the provisions of the Interim Order, Lundin shall jointly with EuroZinc forthwith file, proceed with and diligently prosecute an application for the Final Order, which application shall be in a form and substance satisfactory to the parties hereto, acting reasonably, as provided in section 2.05.

(f)    Copy of Documents. Except for proxies and other non-substantive communications, Lundin shall furnish promptly to EuroZinc a copy of each notice, report, schedule or other document or communication delivered, filed or received by Lundin in connection with the Arrangement or the Interim Order, any filing under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(g)    Lundin Meeting. In a timely and expeditious manner, Lundin shall:

(i)     prepare with the assistance of EuroZinc, and file the Lundin Proxy Circular (which shall be in a form satisfactory to EuroZinc, acting reasonably), together with any other documents required by applicable Laws, in all jurisdictions where the Lundin Proxy Circular is required to be filed and mail the Lundin Proxy Circular, in accordance with all applicable Laws, in and to all jurisdictions where the Lundin Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable corporate and securities legislation and requirements, and not containing any misrepresentation (as defined under applicable securities legislation and requirements) with respect thereto, other than with respect to any information relating to and provided by EuroZinc;

(ii)    convene the Lundin Meeting as soon as practicable, and use its commercially reasonable efforts to convene the Lundin Meeting no later than October 19, 2006 or such later date that may be mutually agreed upon with EuroZinc, and solicit proxies to be voted at the Lundin Meeting in favour of the Arrangement;

(iii)   provide notice to EuroZinc of the Lundin Meeting and allow representatives of EuroZinc to attend the Lundin Meeting;

(iv)  conduct the Lundin Meeting in accordance with the CBCA, the by-laws of Lundin and as otherwise required by applicable Laws;

(v)   take all such actions as may be required under the CBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement;

(vi)  Lundin shall not adjourn, postpone or cancel the Lundin Meeting (or propose to do so), except (i) if quorum is not present at the Lundin Meeting, (ii) if required by applicable Laws, or (iii) if required by the Lundin Shareholders; and

(vii)  in a timely and expeditious manner, Lundin shall prepare, (in consultation with EuroZinc), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Lundin Proxy Circular (which amendments or supplements shall be in a form satisfactory to EuroZinc, acting reasonably) with respect to the Lundin Meeting and mail such amendments or supplements, in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(h)    Usual Business. Other than in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Lundin shall, and shall cause the Lundin Material Subsidiaries to, conduct business only in, and not take any action except in, the ordinary course of business and consistent with past practice.

(i)     Certain Actions Prohibited. Other than as disclosed in the Lundin Disclosure Letter or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Lundin shall not, without the prior written consent of EuroZinc, which consent shall not be unreasonably withheld or delayed, directly or indirectly do or permit to occur any of the following:

(i)     issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, or permit a Lundin Material Subsidiary to issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Lundin or any of the Lundin Material Subsidiaries, other than the issue of Lundin Common Shares pursuant to the exercise of the Lundin Options issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)    other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of, or permit any of the Lundin Material Subsidiaries to sell, lease or otherwise dispose of, any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(iii)  amend or propose to amend the articles or by-laws (or their equivalent) of Lundin or any of the Lundin Material Subsidiaries or any of the terms of the Lundin Options as they exist at the date of this Agreement;

(iv)  split, combine or reclassify any of the shares of Lundin or any of the Lundin Material Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares of Lundin;

(v)   redeem, purchase or offer to purchase, or permit any of the Lundin Material Subsidiaries to redeem, purchase or offer to purchase, any Lundin Common Shares and, other than pursuant to the Lundin Share Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)   reorganize, amalgamate or merge Lundin or any of the Lundin Material Subsidiaries with any other person;

(vii) acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity, or permit any of the Lundin Material Subsidiaries to acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(viii) in the case of Lundin and the Lundin Material Subsidiaries: (A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Lundin delivered to EuroZinc, which are, individually or in the aggregate, in an amount in excess of $100,000 or which constitutes a claim between Lundin and a Lundin Material Subsidiary or between Lundin Material Subsidiaries; (B) relinquish any contractual rights which are, individually or in the aggregate, in an amount in excess of $100,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)   incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money, or permit any of the Lundin Material Subsidiaries to incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)    except as required by Canadian GAAP, any other generally accepted accounting principle to which any Lundin Material Subsidiary may be subject or any applicable Law, make any changes to the existing accounting practices of Lundin or make any material tax election inconsistent with past practice; or

(xi)   enter into, or cause any Lundin Material Subsidiaries to enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(j)     Employment Arrangements. Without the prior written consent of EuroZinc, such consent not to be unreasonably, withheld, Lundin shall not, and shall cause the Lundin Material Subsidiaries not to, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Lundin or any of the Lundin Material Subsidiaries.

(k)    Insurance. Lundin shall use its commercially reasonable best efforts, and shall cause the Lundin Material Subsidiaries to use their commercially reasonable best efforts, to cause their respective current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re- insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(l)     Certain Actions. Lundin shall:

(i)     not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Lundin in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made or which would or could have a Material Adverse Effect on Lundin, provided that Lundin may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, provided they immediately notify EuroZinc in writing of such circumstances; and

(ii)    promptly notify EuroZinc of (A) any Material Adverse Change or Material Adverse Effect, or any change, event, occurrence or state of facts which could reasonably be expected to become a Material Adverse Change or to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Lundin, (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated), (C) any breach by Lundin of any covenant or agreement contained in this Agreement, and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Lundin contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(m)   No Compromise. Lundin shall not, and shall cause the Lundin Material Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Lundin in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of EuroZinc.

(n)   Contractual Obligations. Lundin shall not, and shall cause the Lundin Material Subsidiaries not to, enter into or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Lundin or any of the Lundin Material Subsidiaries is a party or by which any of them is bound, except insofar as may be necessary to permit or provide for the completion of the Arrangement.

(o)   Satisfaction of Conditions. Subject to section 6.04 hereof, Lundin shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations hereunder to the extent the same is within their control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using their commercially reasonable best efforts to:

(i)     subject to the fiduciary obligations of the directors of Lundin, obtain the approval of Lundin Shareholders for the Arrangement in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)   obtain all consents, approvals and authorizations as are required to be obtained by Lundin or any of the Lundin Material Subsidiaries under any applicable Law or from any Governmental Entity which would, if not obtained, materially impede the completion of the transactions contemplated hereby or have a Material Adverse Effect on Lundin;

(iii)   effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by them in connection with the transactions contemplated by this Agreement and participate, and appear in any proceedings of, any party hereto before any Governmental Entity;

(iv)   oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties hereto to consummate, the transactions contemplated hereby;

(v)    fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by them; and

(vi)   cooperate with EuroZinc in connection with the performance by EuroZinc of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Lundin to pay or cause to be paid any monies to cause such performance to occur.

(p)    Keep Fully Informed. Without limiting the provisions of subsection 4.02(h) hereof, Lundin shall use commercially reasonable best efforts to conduct itself so as to keep EuroZinc fully informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(q)   Cooperation. Lundin shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(r)     Representations. Lundin shall use commercially reasonable best efforts to conduct their affairs and to cause the Lundin Material Subsidiaries to conduct their affairs so that all of the representations and warranties of Lundin contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date.

(s)    Information. Lundin shall continue to make available and cause to be made available to EuroZinc and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable EuroZinc to effect a thorough examination of Lundin and the Lundin Material Subsidiaries and the business, properties and financial status thereof, including the provision of unaudited monthly financial statements of Lundin, and shall cooperate with EuroZinc in securing access for EuroZinc to any documents, agreements, corporate records or minute books not in the possession or under the control of Lundin. Subject to applicable Laws, upon reasonable notice, Lundin shall, and shall cause the Lundin Material Subsidiaries to, afford officers, employees, counsel, accountants and other authorized representatives and advisors of EuroZinc reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Lundin and the Lundin Material Subsidiaries, and, during such period, Lundin shall, and shall cause the Lundin Material Subsidiaries to, furnish promptly to EuroZinc all information concerning the business, properties and personnel of Lundin and the Lundin Material Subsidiaries as EuroZinc may reasonably request.

(t)     Closing Documents. Lundin shall execute and deliver, or cause to be executed and delivered at the closing of the transactions contemplated hereby such customary agreements, certificates, opinions, resolutions and other closing documents as may be required by EuroZinc, all in form satisfactory to EuroZinc, acting reasonably

(u)   Amalgamation. Promptly after the exchange of securities pursuant to Section 2.01 hereof and Section 3.01 of the Plan of Arrangement and in all events within thirty (30) days of the Effective Date, Lundin shall take all necessary steps to continue EuroZinc under the CBCA and amalgamate Lundin with EuroZinc. Lundin acknowledges that the exchange of securities and the amalgamation are interdependent steps in an integrated transaction intended to constitute a statutory merger or consolidation and further acknowledges that EuroZinc entered into this Agreement in reliance on the foregoing.

(v)   Tax Elections. Lundin agrees to provide Eligible Holders an opportunity to effect the disposition of their EuroZinc Common Shares pursuant to a joint election made under section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures set out in the Plan of Arrangement. Lundin further agrees that the agreed amount under such elections shall be determined by the relevant Eligible Holders in their sole discretion within the limits set out in the Tax Act.

Section 4.03 EuroZinc Options

(a)    Lundin covenants and agrees that the EuroZinc Share Option Plan and agreements thereunder pursuant to which the EuroZinc Options have been granted shall continue in effect on the same terms and conditions (subject to the adjustments required after giving effect to the Arrangement including, without limitation, that such EuroZinc Options shall in accordance with the Plan of Arrangement be exercisable for Lundin Common Shares).

(b)   Lundin shall take all corporate action necessary to reserve for issuance a sufficient number of Lundin Common Shares for delivery upon the exercise of the EuroZinc Options assumed in accordance with this section.

Section 4.04 Indemnification and Insurance

(a)    Lundin hereby covenants and agrees that all rights to indemnification or exculpation in favour of the current and former directors and officers of EuroZinc and the other EuroZinc Material Subsidiaries provided in the articles or by-laws of EuroZinc or any EuroZinc Material Subsidiaries, or in any agreement, and any directors' and officers' insurance now existing in favour of the directors or officers of EuroZinc and any other EuroZinc Subsidiary shall survive the completion of the Arrangement (or be replaced with substantially equivalent coverage from another provider) and shall continue in full force and effect (either directly or via run-off insurance or insurance provided by an alternative provider) for a period of not less than five years from the Effective Date.

(b)   EuroZinc shall act as agent and trustee of the benefits of the foregoing for its directors and officers and those of the EuroZinc Material Subsidiaries for the purpose of this section 4.04 and this section 4.04 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Lundin by the persons described in subsection (a) hereof.

Section 4.05 Employee Service and Vesting

With respect to any benefit plans or stock option plans maintained by Lundin for which service and/or vesting are a factor, Lundin agrees to recognize each Affected Employee's credited service of vesting period under similar plans of EuroZinc or its Subsidiaries. "Affected Employees" mean individuals who are actively employed by EuroZinc or any of its Subsidiaries as of the Effective Time and who remain employed with EuroZinc immediately following the Effective Time.

Nothing in this Section shall be construed as requiring Lundin to continue the employment of any Affected Employees.

ARTICLE 5
 CONDITIONS

Section 5.01 Mutual Conditions

The respective obligations of EuroZinc and Lundin to complete the transactions contemplated herein are subject to the fulfillment of the following conditions at or before the Effective Time or such other time as is specified below:

(a)   the Interim Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties hereto, acting reasonably, on appeal or otherwise;

(b)   the Arrangement and, if required, all other material transactions contemplated herein or necessary to complete the Arrangement, with or without amendment, shall have been approved at the EuroZinc Meeting by the EuroZinc Shareholders and at the Lundin Meeting by the Lundin Shareholders in accordance with the provisions of the BCBCA, the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

(c)   the Final Order shall have been granted in form and substance satisfactory to the parties hereto, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)   all filings made with the Registrar in connection with the Arrangement shall be in form and substance satisfactory to the parties hereto, acting reasonably;

(e)    there shall not be in force any Law, ruling, order or decree, and there shall not have been any action taken under any Law or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which has, or could reasonably be expected to have, a Material Adverse Effect on EuroZinc or Lundin;

(f)    (A) the TSX and SSE shall have conditionally approved the listing thereon, and the AMEX shall have authorized for listing, subject to official notice of issuance, of the Lundin Common Shares to be issued pursuant to the Arrangement (including the Lundin Common Shares which, as a result of the Arrangement, are issuable upon the exercise of the EuroZinc Options) as of the Effective Date, or as soon as possible thereafter, and (B) the TSX shall have, if required, accepted notice for filing of all transactions of EuroZinc contemplated herein or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX, AMEX and SSE, as applicable;

(g)    (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity and the expiry of any waiting periods, in connection with, or required to permit, the completion of the Arrangement, and (B) all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements (other than as contemplated in the EuroZinc Disclosure Letter or the Lundin Disclosure Letter), the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on EuroZinc or, Lundin or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party hereto;

(h)   the Lundin Common Shares to be issued in the United States pursuant to the Arrangement are exempt from registration requirements under Section 3(a)(10) of the 1933 Act and the Lundin Common Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the 1933 Act, (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

(i)    the Lundin Common shares to be issued pursuant to the Arrangement are exempt from the prospectus and registration requirements of applicable Canadian securities laws and are not subject to a statutory hold period; and

(j)    this Agreement shall not have been terminated pursuant to Article 7 hereof.

       The foregoing conditions are for the mutual benefit of the parties hereto and may be waived by mutual consent of Lundin and EuroZinc in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, any party hereto may terminate this Agreement by written notice to the others of them in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such rescinding party hereto.

Section 5.02 EuroZinc Conditions

The obligation of EuroZinc to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)    the representations and warranties made by Lundin in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Lundin in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of EuroZinc, have a Material Adverse Effect on Lundin, and Lundin shall have provided to EuroZinc a certificate of two officers thereof, certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Lundin hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the Lundin Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)    Colin K. Benner shall have been appointed as the Vice Chairman and Chief Executive Officer of Lundin and his employment agreement will be amended to allow for termination of his employment at his discretion during the first year (the "First Year") of employment with Lundin following the completion of the transactions contemplated by this Agreement. Such agreement shall further provide that in the event Colin K. Benner terminates his employment during the First Year, he shall be entitled to receive the same severance and related compensation he is entitled to under the "termination without cause" provisions in his current employment agreement with EuroZinc;

(c)    from the date of this Agreement to the Effective Date, there shall not have occurred, and Lundin or any of the Lundin Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Lundin or the Lundin Material Subsidiaries;

(d)   Lundin shall have complied in all material respects with their covenants herein and Lundin shall have provided to EuroZinc a certificate of two officers thereof certifying that, as of the Effective Date, they have so complied with their covenants herein;

(e)    EuroZinc Shareholders holding no more than 5% of the outstanding EuroZinc Common Shares shall have exercised the right to dissent contemplated by section 4.01 of the Plan of Arrangement (and not withdrawn such exercise);

(f)     the directors of Lundin shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Lundin to permit the consummation of the Arrangement;

(g)   the directors of Lundin shall not have withdrawn or modified in a manner adverse to EuroZinc their approval or recommendation to Lundin Shareholders of the transaction contemplated hereby;

(h)    the opinion referred to in section 3.01(d) shall not have been withdrawn; and

(i)     a letter agreement setting out the requirement of Lundin to deliver the resignation of four directors from its Board of Directors and to appoint five nominees of EuroZinc to the board, management positions and the reporting structure relating to Lundin as of the Effective Date and going forward shall have been entered into in form satisfactory to EuroZinc, acting reasonably.

The foregoing conditions are for the benefit of EuroZinc and may be waived, in whole or in part, by EuroZinc in writing at any time. If any of such conditions shall not be complied with or waived by EuroZinc on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, EuroZinc may terminate this Agreement by written notice to Lundin in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by EuroZinc.

Section 5.03 Lundin Conditions

The obligation of Lundin to complete the transactions contemplated herein is subject to the fulfillment of the following additional conditions at or before the Effective Date or such other time as is specified below:

(a)   the representations and warranties made by EuroZinc in this Agreement which are qualified by the expression "Material Adverse Change" or "Material Adverse Effect" shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by EuroZinc in this Agreement which are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either individually or in the aggregate, in the reasonable judgment of Lundin, have a Material Adverse Effect on EuroZinc, and EuroZinc shall have provided to each of Lundin a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by EuroZinc hereunder shall be deemed not to be true and correct if the facts or circumstances which make such representation or warranty untrue or incorrect are disclosed or referred to in the EuroZinc Disclosure Letter, or provided for or stated to be exceptions under this Agreement;

(b)   from the date of this Agreement to the Effective Date, there shall not have occurred, and EuroZinc or any of the EuroZinc Material Subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on EuroZinc or the EuroZinc Material Subsidiaries;

(c)   EuroZinc shall have complied in all material respects with its covenants herein and EuroZinc shall have provided to each of Lundin a certificate of two officers thereof certifying that, as of the Effective Date, EuroZinc has so complied with its covenants herein;

(d)   EuroZinc Shareholders holding no more than 5% of the outstanding EuroZinc Common Shares shall have exercised the right to dissent contemplated by section 4.01 of the Plan of Arrangement (and not withdrawn such exercise) and Lundin shall have received a certificate dated the day immediately preceding the Effective Date of two officers of EuroZinc to such effect;

(e)   the directors of EuroZinc and each of the EuroZinc Material Subsidiaries shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by EuroZinc and the EuroZinc Material Subsidiaries to permit the consummation of the Arrangement; and

(f)     the directors of EuroZinc shall not have withdrawn or modified in a manner adverse to Lundin their approval or recommendation to EuroZinc Shareholders of the transaction contemplated hereby.

The foregoing conditions are for the benefit of Lundin and may be waived, in whole or in part, by Lundin in writing at any time. If any of such conditions shall not be complied with or waived by Lundin on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to section 5.04 hereof, Lundin may terminate this Agreement by written notice to EuroZinc in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Lundin.

Section 5.04 Notice and Cure Provisions

Each party hereto shall give prompt notice to the others of them of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)   cause any of the representations or warranties of such party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)   result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party hereto prior to the Effective Date; or

(c)   result in the failure to satisfy any of the conditions precedent in favour of the other parties hereto contained in sections 5.01, 5.02 or 5.03 hereof, as the case may be.

Subject as herein provided, a party hereto may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in sections 5.01, 5.02 or 5.03 hereof not being satisfied or waived or (b) exercise any termination right arising therefrom; provided, however, that (i) promptly and in any event prior to the filing of the Final Order with the Registrar, the party hereto intending to rely thereon has delivered a written notice to the other parties hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters which the party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the party hereto which has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the EuroZinc Meeting, the EuroZinc Meeting shall be adjourned or postponed until the expiry of such period.

Section 5.05 Merger of Conditions

The conditions set out in sections 5.01, 5.02 or 5.03 hereof shall be conclusively deemed to have been satisfied, fulfilled or waived at the Effective Time. EuroZinc acknowledges and agrees that it shall have no right to file the Final Order and all other documents required to give effect to the Arrangement with the Registrar unless such conditions have been satisfied, fulfilled or waived.

ARTICLE 6
NON-SOLICITATION AND BREAK-UP FEE

Section 6.01 EuroZinc Covenant Regarding Non-Solicitation

(a)    EuroZinc shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of EuroZinc or any of the EuroZinc Material Subsidiaries, or otherwise:

(i)     make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to a EuroZinc Acquisition Proposal or potential EuroZinc Acquisition Proposal;

(ii)   participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any EuroZinc Acquisition Proposal or potential EuroZinc Acquisition Proposal;

(iii)   agree to, approve or recommend, or propose publicly to agree to, approve or recommend any EuroZinc Acquisition Proposal or potential EuroZinc Acquisition Proposal;

(iv) accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any EuroZinc Acquisition Proposal or potential EuroZinc Acquisition Proposal;

(v)   make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the directors of EuroZinc to approve the transactions contemplated hereto in Article 6, provided, however, that, notwithstanding the preceding part of this subsection 6.01(a), but subject to the following provisions of Article 6 of this Agreement, nothing shall prevent or restrict the directors of EuroZinc from, prior to the approval of the Arrangement by EuroZinc Shareholders, considering or negotiating any unsolicited bona fide EuroZinc Acquisition Proposal that would be a EuroZinc Superior Proposal or, in the event of a bona fide EuroZinc Acquisition Proposal that would be a EuroZinc Superior Proposal, from withdrawing, modifying, qualifying or changing its recommendation to the EuroZinc Shareholders in respect of the Arrangement contemplated hereby, or from approving, recommending to the EuroZinc Shareholders or entering into an agreement in respect of a EuroZinc Superior Proposal from any person in accordance with the provisions of the following subsections of this Article 6 but in each case only if the EuroZinc Acquisition Proposal did not result from a breach of this Agreement by EuroZinc and if the directors of EuroZinc determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Lundin) that such action is required for such directors to comply with fiduciary duties under applicable law.

(b)   EuroZinc acknowledges that, other than as stated in the EuroZinc Disclosure Letter, it has not entered into any confidentiality agreements with any third parties since December 31, 2005 and it is not currently engaged in any discussions or negotiations with any parties (other than Lundin) in connection with any proposal that constitutes, or may reasonably be expected to constitute, a EuroZinc Acquisition Proposal and it shall, and shall cause the officers, directors, employees, representatives and agents of EuroZinc and the EuroZinc Material Subsidiaries to, continue to not have discussions or negotiations with any parties (other than Lundin) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a EuroZinc Acquisition Proposal. EuroZinc agrees not to release any third party from any confidentiality agreement relating to a potential EuroZinc Acquisition Proposal to which such third party is a party. EuroZinc further agrees not to release any third party from any standstill agreement or provision to which such third party is a party, except where the directors of EuroZinc determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to Lundin) that such action is required for such directors to comply with fiduciary duties under applicable law.

(c)   Within 24 hours of the receipt by any director or officer of EuroZinc of any EuroZinc Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to EuroZinc or any of the EuroZinc Material Subsidiaries in connection with any potential EuroZinc Acquisition Proposal or for access to the properties, books or records of EuroZinc or any of the EuroZinc Material Subsidiaries by

        any person that informs EuroZinc or any of the EuroZinc Material Subsidiaries that it is considering making, or has made, a EuroZinc Acquisition Proposal, EuroZinc shall notify Lundin thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the EuroZinc Acquisition Proposal and provide such other details of the EuroZinc Acquisition Proposal, inquiry or contact as Lundin may reasonably request.

(d)   If EuroZinc receives a request for material non-public information from a person who is considering making or has made a bona fide EuroZinc Acquisition Proposal (the existence and content of which have been disclosed to Lundin), and the directors of EuroZinc determine that such proposal would be, if consummated in accordance with its terms, a EuroZinc Superior Proposal or does constitute a EuroZinc Superior Proposal and EuroZinc is permitted, subject to and as contemplated under this Section 6.01 then, and only in such case, the directors of EuroZinc may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the EuroZinc Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect a EuroZinc Superior Proposal, provide such person with access to information regarding EuroZinc; provided, however, that the person who is considering making the EuroZinc Acquisition Proposal shall not be precluded thereunder from making the EuroZinc Acquisition Proposal, and provided further that EuroZinc sends a copy of any such confidentiality agreement to Lundin immediately upon the execution thereof and Lundin is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to Lundin and Lundin is immediately provided with access to similar information.

(e)   EuroZinc shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by EuroZinc are aware of the provisions of this section 6.01, and EuroZinc shall be responsible for any material breach of this section 6.01 by its financial advisors or other advisors or representatives.

(f)    Nothing in the Agreement shall be interpreted to extend to acts or omissions of any person acting in his capacity as a director of EuroZinc or otherwise to fetter the proper exercise of discretion by such person. Without limitation nothing in this Section 6.01 shall preclude EuroZinc from providing information or otherwise responding to an unsolicited proposal with respect to a EuroZinc Acquisition Proposal if to do so would, in the opinion of the board of directors of EuroZinc, acting reasonably, be a proper exercise of the director's fiduciary duties.

Section 6.02 Notice of EuroZinc Superior Proposal Determination

(a)   EuroZinc and the directors of EuroZinc shall not accept, approve, recommend or enter into any agreement in respect of a EuroZinc Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by subsection 6.01(d) hereof) on the basis that it would constitute a EuroZinc Superior Proposal, unless (i) EuroZinc has complied with its obligations under Section 6.01 and the other provisions of this Article 6, (ii) it has provided Lundin with the information about such EuroZinc Acquisition Proposal as required under subsection 6.01(c) which the directors of EuroZinc have determined would be a EuroZinc Superior Proposal pursuant to subsection 6.01(a) hereof, and (iii) five Business Days shall have elapsed from the later of the date Lundin received notice of the determination of the directors of EuroZinc to accept, approve, recommend or enter into an agreement in respect of such EuroZinc Superior Proposal and the date Lundin received the documents pursuant to subsection 6.01 (c) hereof.

(b)   During the five Business Days referred to in subsection 6.02(a) hereof, Lundin shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of EuroZinc shall review any offer by Lundin to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.02(a) hereof, whether the offer of Lundin upon acceptance by EuroZinc would at least match the value per EuroZinc Common Share of the EuroZinc Superior Proposal. If the directors of EuroZinc so determine, EuroZinc shall enter into an amended agreement with Lundin reflecting the amended proposal of Lundin and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)   EuroZinc acknowledges and agrees that each successive modification of any EuroZinc Acquisition Proposal shall constitute a new EuroZinc Acquisition Proposal for purposes of the requirement under subsection 6.02(a) hereof and shall initiate an additional five Business Day period.

        If the EuroZinc Proxy Circular has been sent to EuroZinc Shareholders prior to the expiry of the five Business Day period set forth in subsection 6.02(a) and, during such period, Lundin requests in writing that the EuroZinc Meeting proceed, unless otherwise ordered by the Court, EuroZinc shall continue to take all reasonable steps necessary to hold the EuroZinc Meeting and to cause the Arrangement to be voted on at the EuroZinc Meeting.

        In addition, for greater certainty, if Lundin and EuroZinc do not enter into an amended agreement pursuant to this Section 6.02 in respect of a EuroZinc Superior Proposal, and Lundin requests in writing that the EuroZinc Meeting proceed, unless otherwise ordered by the Court, EuroZinc shall continue to take all reasonable steps necessary to hold the EuroZinc Meeting and to cause the Arrangement to be voted on at the EuroZinc Meeting.

Section 6.03 Break Fee Event

In the event that (each of the events below being a "Triggering Event"):

(i)     this Agreement is terminated by Lundin pursuant to subsection 7.03(c) hereof by virtue of EuroZinc's failure to satisfy a condition contained in section 5.03(a), (b), (c), (e) or (f);

(ii)   this Agreement is terminated by Lundin pursuant to subsection 7.03(b) hereof due to EuroZinc having breached its obligations under subsections 6.01 or 6.02 in any material respect;

(iii)  this Agreement is terminated by Lundin pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of EuroZinc failing to submit the Arrangement for approval to the EuroZinc Shareholders, in accordance with the terms of this Agreement, on or prior to the date which is five Business Days prior to the Completion Deadline except where such failure is due to an order of a Governmental Entity or failing to solicit proxies in accordance with paragraph 4.01 (b)(iii) hereof, subject to the provisions of section 4.01 hereof, or

(iv)  a EuroZinc Acquisition Proposal shall have been made to EuroZinc and made known to EuroZinc Shareholders generally or shall have been made directly to EuroZinc Shareholders generally or any person shall have publicly announced an intention to make a EuroZinc Acquisition Proposal in respect of EuroZinc (a "Pending EuroZinc Acquisition Proposal") and such Pending EuroZinc Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the EuroZinc Meeting and, thereafter, the EuroZinc Shareholders do not approve the Arrangement at the EuroZinc Meeting, this Agreement is terminated by either Lundin or EuroZinc pursuant to subsection 7.03(d) hereof and EuroZinc completes a EuroZinc Acquisition Proposal with the party or parties who announced the Pending EuroZinc Acquisition Proposal within nine months following the termination of this Agreement, then EuroZinc shall pay to Lundin in the circumstances set forth in subsections 6.03(i), (ii) or (iii) above, at the time of the termination of this Agreement, and, in the circumstances set forth in Subsection 6.03(iv) above, within five days following the completion of such Pending EuroZinc Acquisition Proposal, an amount in cash equal to U.S. $40 million, in immediately available funds. EuroZinc shall not be obligated to make more than one payment pursuant to this Section 6.03. EuroZinc hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which Lundin will suffer or incur as a result of the event giving rise to such damages and the resultant noncompletion of the Arrangement and are not penalties. EuroZinc hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by Lundin, Lundin shall have no further claim against EuroZinc in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Lundin from seeking injunctive relief to restrain any breach or threatened breach by EuroZinc of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.

Section 6.04 Lundin Covenant Regarding Non-Solicitation

(a)     Lundin shall not, directly or indirectly, through any officer, director, employee, representative, advisor or agent of Lundin or any of the Lundin Material Subsidiaries, or otherwise:

(i)     make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding, constituting or that may reasonably be expected to lead to an Lundin Acquisition Proposal or potential Lundin Acquisition Proposal;

(ii)    participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in, any Lundin Acquisition Proposal or potential Lundin Acquisition Proposal;

(iii)   agree to, approve or recommend, or propose publicly to agree to, approve or recommend any Lundin Acquisition Proposal or potential Lundin Acquisition Proposal;

(iv)  accept, enter into, or propose publicly to accept or enter into, any agreement, understanding or arrangement related to any Lundin Acquisition Proposal or potential Lundin Acquisition Proposal;

(v)   make any public announcement or take any other action inconsistent with, or which could reasonably be likely to be regarded as detracting from, the recommendation of the directors of Lundin to approve the transactions contemplated hereto in Article 6, provided, however, that, notwithstanding the preceding part of this subsection 6.04(a), but subject to the following provisions of Article 6 of this Agreement, nothing shall prevent or restrict the directors of Lundin from, prior to the approval of the Arrangement by Lundin Shareholders, considering or negotiating any unsolicited bona fide Lundin Acquisition Proposal that would be a Lundin Superior Proposal or, in the event of a bona fide Lundin Acquisition Proposal that would be a Lundin Superior Proposal, from withdrawing, modifying, qualifying or changing its recommendation to the Lundin Shareholders in respect of the Arrangement contemplated hereby, or from approving, recommending to the Lundin Shareholders or entering into an agreement in respect of a Lundin Superior Proposal from any person in accordance with the provisions of the following subsections of this Article 6 but in each case only if the Lundin Acquisition Proposal did not result from a breach of this Agreement by Lundin and if the directors of Lundin determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to EuroZinc) that such action is required for such directors to comply with fiduciary duties under applicable law.

(b)   Lundin acknowledges that, other than as stated in the Lundin Disclosure Letter, it has not entered into any confidentiality agreements with any third parties since December 31, 2005 and it is not currently engaged in any discussions or negotiations with any parties (other than EuroZinc) in connection with any proposal that constitutes, or may reasonably be expected to constitute, a Lundin Acquisition Proposal and it shall, and shall cause the officers, directors, employees, representatives and agents of Lundin and the Lundin Material Subsidiaries to, continue to not have discussions or negotiations with any parties (other than EuroZinc) with respect to any proposal that constitutes, or may reasonably be expected to constitute, a Lundin Acquisition Proposal. Lundin agrees not to release any third party from any confidentiality agreement relating to a potential Lundin Acquisition Proposal to which such third party is a party. Lundin further agrees not to release any third party from any standstill agreement or provision to which such third party is a party, except where the directors of Lundin determine in good faith after consulting with outside counsel (which may include written opinions or advice, copies of which shall have been provided to EuroZinc) that such action is required for such directors to comply with fiduciary duties under applicable law.

(c)   Within 24 hours of the receipt by any director or officer of Lundin of any Lundin Acquisition Proposal, or any amendment to the foregoing, or any request for non-public information relating to Lundin or any of the Lundin Material Subsidiaries in connection with any potential Lundin Acquisition Proposal or for access to the properties, books or records of Lundin or any of the Lundin Material Subsidiaries by any person that informs Lundin or any of the Lundin Material Subsidiaries that it is considering making, or has made, a Lundin Acquisition Proposal, Lundin shall notify EuroZinc thereof, at first orally and then, as soon as possible thereafter, in writing. Such written notice shall include the identity of the person(s) making such proposal and all material terms and conditions of the Lundin Acquisition Proposal and provide such other details of the Lundin Acquisition Proposal, inquiry or contact as EuroZinc may reasonably request.

(d)    If Lundin receives a request for material non-public information from a person who is considering making or has made a bona fide Lundin Acquisition Proposal (the existence and content of which have been disclosed to EuroZinc), and the directors of Lundin determine that such proposal would be, if consummated in accordance with its terms, a Lundin Superior Proposal or does constitute a Lundin Superior Proposal and Lundin is permitted, subject to and as contemplated under this Section 6.04 then, and only in such case, the directors of Lundin may, subject to the execution of a confidentiality agreement on terms which are not more favourable to the person making or considering making the Lundin Acquisition Proposal than those set forth in the Confidentiality Agreement and providing for a standstill agreement other than to effect a Lundin Superior Proposal, provide such person with access to information regarding Lundin; provided, however, that the person who is considering making the Lundin Acquisition Proposal shall not be precluded thereunder from making the Lundin Acquisition Proposal, and provided further that Lundin sends a copy of any such confidentiality agreement to EuroZinc immediately upon the execution thereof and EuroZinc is provided with a list of or a copy of the information, if any, provided to such person that was not previously provided to EuroZinc and EuroZinc is immediately provided with access to similar information.

(e)    Lundin shall ensure that its officers, directors and employees and any financial advisors or other advisors or representatives retained by Lundin are aware of the provisions of this section 6.04, and Lundin shall be responsible for any material breach of this section 6.04 by its financial advisors or other advisors or representatives.

(f)     Nothing in this Agreement shall be interpreted to extend to acts or omissions of any person acting in his capacity as a director of Lundin or otherwise to fetter the proper exercise of discretion by such person. Without limitation nothing in this Section 6.01 shall preclude Lundin from providing information or otherwise responding to an unsolicited proposal with respect to a Lundin Acquisition Proposal if to do so would, in the opinion of the board of directors of Lundin, acting reasonably, be a proper exercise of the director's fiduciary duties.

Section 6.05 Notice of Lundin Superior Proposal Determination

(a)    Lundin and the directors of Lundin shall not accept, approve, recommend or enter into any agreement in respect of a Lundin Acquisition Proposal (other than a confidentiality agreement and a standstill agreement contemplated by subsection 6.04(d) hereof) on the basis that it would constitute a Lundin Superior Proposal, unless (i) Lundin has complied with its obligations under Section 6.04 and the other provisions of this Article 6, (ii) it has provided EuroZinc with the information about such Lundin Acquisition Proposal as required under subsection 6.04(c) which the directors of Lundin have determined would be a Lundin Superior Proposal pursuant to subsection 6.04(a) hereof, and (iii) five Business Days shall have elapsed from the later of the date EuroZinc received notice of the determination of the directors of Lundin to accept, approve, recommend or enter into an agreement in respect of such Lundin Superior Proposal and the date EuroZinc received the documents pursuant to subsection 6.04(c) hereof.

(b)   During the five Business Days referred to in subsection 6.05(a) hereof, EuroZinc shall have the opportunity, but not the obligation, to offer in writing to amend the terms of this Agreement and the Arrangement. The directors of Lundin shall review any offer by EuroZinc to amend the terms of this Agreement and the Arrangement in order to determine in good faith, as of the later of the dates referred to in subsection 6.05(a) hereof, whether the offer of EuroZinc upon acceptance by Lundin would at least match the value per Lundin Common Share of the Lundin Superior Proposal. If the directors of Lundin so determine, Lundin shall enter into an amended agreement with EuroZinc reflecting the amended proposal of EuroZinc and will promptly reaffirm its recommendation of the Arrangement as amended.

(c)   Lundin acknowledges and agrees that each successive modification of any Lundin Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under subsection 6.05(a) hereof and shall initiate an additional five Business Day period.

        If the Lundin Proxy Circular has been sent to Lundin Shareholders prior to the expiry of the five Business Day period set forth in subsection 6.05(a) and, during such period, EuroZinc requests in writing that the Lundin Meeting proceed, Lundin shall continue to take all reasonable steps necessary to hold the Lundin Meeting and to cause the Arrangement to be voted on at the Lundin Meeting.

        In addition, for greater certainty, if EuroZinc and Lundin do not enter into an amended agreement pursuant to this Section 6.05 in respect of a Lundin Superior Proposal, and EuroZinc requests in writing that the Lundin Meeting proceed, Lundin shall continue to take all reasonable steps necessary to hold the Lundin Meeting and to cause the Arrangement to be voted on at the Lundin Meeting.

Section 6.06 Break Fee Event

In the event that (each of the events below being a "Triggering Event"):

(i)     this Agreement is terminated by EuroZinc pursuant to subsection 7.03(c) hereof;

(ii)    this Agreement is terminated by EuroZinc pursuant to subsection 7.03(b) hereof due to Lundin having breached its obligations under subsections 6.04 or 6.05 in any material respect;

(iii)   this Agreement is terminated by EuroZinc pursuant to subsection 7.03(b) hereof through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Lundin failing to submit the Arrangement for approval to the Lundin Shareholders, in accordance with the terms of this Agreement, on or prior to the date which is five Business Days prior to the Completion Deadline or failing to solicit proxies in accordance with paragraph 4.02 (g)(ii) hereof, subject to the provisions of section 4.02 hereof, or

(iv)  a Lundin Acquisition Proposal shall have been made to Lundin and made known to Lundin Shareholders generally or shall have been made directly to Lundin Shareholders generally or any person shall have publicly announced an intention to make a Lundin Acquisition Proposal in respect of Lundin (a "Pending Lundin Acquisition Proposal") and such Pending Lundin Acquisition Proposal or announced intention shall not have been publicly withdrawn prior to the Lundin Meeting and, thereafter, the Lundin Shareholders do not approve the Arrangement at the Lundin Meeting, this Agreement is terminated by either EuroZinc or Lundin pursuant to subsection 7.03(f) hereof and Lundin completes a Lundin Acquisition Proposal with the party or parties who announced the Pending Lundin Acquisition Proposal within nine months following the termination of this Agreement, then Lundin shall pay to EuroZinc in the circumstances set forth in subsections 6.06(i), (ii) or (iii) above, at the time of the termination of this Agreement, and, in the circumstances set forth in Subsection 6.06(iv) above, within five days following the completion of such Pending Lundin Acquisition Proposal, an amount in cash equal to U.S. $40 million, in immediately available funds. Lundin shall not be obligated to make more than one payment pursuant to this Section 6.06. Lundin hereby acknowledges that the payment amount set out in this section is a payment of liquidated damages which are a genuine pre-estimate of the damages which EuroZinc will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and are not penalties. Lundin hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the amount set out in this subsection by EuroZinc, EuroZinc shall have no further claim against Lundin in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude EuroZinc from seeking injunctive relief to restrain any breach or threatened breach by Lundin of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting a bond or security in connection therewith.

ARTICLE 7
AMENDMENT AND TERMINATION

Section 7.01 Amendment

This Agreement may, at any time and from time to time before or after the holding of the EuroZinc Meeting or the Lundin Meeting be amended by mutual written agreement of the parties hereto without, subject to applicable Law, further notice to or authorization on the part of the EuroZinc Shareholders or the Lundin Shareholders and any such amendment may, without limitation:

(a)   change the time for the performance of any of the obligations or acts of any of the parties hereto;

(b)   waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)   waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the parties hereto; and

(d)    waive compliance with or modify any condition herein contained,

provided, however, that notwithstanding the foregoing, the terms of subsection 3.01(d) of the Plan of Arrangement shall not be amended without the approval of the EuroZinc Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court. This Agreement and the Plan of Arrangement may be amended in accordance with the Final Order, but in the event that the terms of the Final Order require any such amendment, the rights of the parties hereto under sections 5.01, 5.02, 5.03, 6.03, 6.06 and Article Seven hereof shall remain unaffected.

Section 7.02 Mutual Understanding Regarding Amendments

(a)    In addition to the transactions contemplated hereby or at the request of a party hereto, the parties hereto will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for EuroZinc, the EuroZinc Shareholders, the EuroZinc Material Subsidiaries, Lundin and the Lundin Material Subsidiaries as and to the extent that the same shall not prejudice any party hereto or the shareholders thereof. The parties hereto will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)   The parties hereto mutually agree that if a party hereto proposes any other amendment or amendments to this Agreement or to the Plan of Arrangement, EuroZinc on the one hand, and Lundin on the other hand, will act reasonably in considering such amendment and if the other of them and the shareholders thereof are not prejudiced by reason of any such amendment they will co-operate in a reasonable fashion with the party hereto proposing the amendment so that such amendment can be effected subject to applicable Laws and the rights of the EuroZinc Shareholders.

Section 7.03 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)    by the mutual written consent of the parties hereto;

(b)    by either EuroZinc or Lundin if at any time the other has committed a material breach of any provision of this Agreement;

(c)     if any of the conditions in sections 5.01, 5.02 or 5.03 hereof for the benefit of the terminating party is not satisfied or waived in accordance with those sections;

(d)   by Lundin if there is a EuroZinc Superior Proposal in respect of EuroZinc and the directors of EuroZinc (i) shall have withdrawn or modified in a manner adverse to Lundin their approval or recommendation of the Arrangement, (ii) shall have failed, after being requested by Lundin in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from Lundin, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any EuroZinc Superior Proposal;

(e)   by Lundin or by EuroZinc if the EuroZinc Meeting shall have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the EuroZinc Shareholders;

(f)    by EuroZinc if there is a Lundin Superior Proposal in respect of Lundin and the directors of Lundin (i) shall have withdrawn or modified in a manner adverse to EuroZinc their approval or recommendation of the Arrangement, (ii) shall have failed, after being requested by EuroZinc in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated herein as promptly as possible (but in any event within five (5) Business Days) after receipt of such written request from EuroZinc, or (iii) shall have accepted, approved, recommended or entered into an agreement in respect of any Lundin Superior Proposal;

(g)   by EuroZinc or by Lundin if the Lundin Meeting shall have been held and completed and the Arrangement or, where required, any other material matter contemplated herein or necessary to complete the Arrangement, is not approved by the requisite majority of the Lundin Shareholders; or

(h)   by either Lundin or EuroZinc if the Arrangement shall not have been completed by the Completion Deadline provided however, if the Arrangement has not been completed by such date because the EuroZinc Meeting has not been held due to the fault of EuroZinc (the parties acknowledging that EuroZinc is not at fault in the event that the EuroZinc Meeting has not been held due to an order of a Governmental Entity), then EuroZinc shall not be entitled to terminate this Agreement, or, if the Arrangement has not been completed by such date because the Lundin Meeting has not been held due to the fault of Lundin (the parties acknowledging that Lundin is not at fault in the event that the Lundin Meeting has not been held due to an order of a Governmental Entity), then Lundin shall not be entitled to terminate this Agreement;

provided that any termination by a party hereto in accordance with paragraphs (b) to (h) above shall be made by such party delivering written notice thereof to the other party or parties hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right. In the event of any such termination, subject to the obligations of EuroZinc and Lundin contained in Article 6 hereof, including the payment required by section 6.03 hereof, each party hereto shall be deemed to have released, remised and forever discharged the other parties hereto in respect of any and all claims arising in respect of this Agreement, except as otherwise provided herein.

ARTICLE 8
GENERAL

Section 8.01 Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party hereto shall be in writing and shall be delivered by hand to the party hereto to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties hereto shall be as follows:

(a)    if to EuroZinc:

EuroZinc Mining Corporation
Suite 1601
543 Granville Street
Vancouver, B.C.
V6C 1X8

Attention: Colin Benner
 Facsimile: (604) 681-1339

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP
Suite 2300, Four Bentall Centre
1055 Dunsmuir Street
P.O. Box 49122 Vancouver, BC
V7X 1J1

Attention: Louis Montpellier
Facsimile: (604) 689-8610

(b)    if to Lundin:

Lundin Mining Corporation
Suite 2101
885 West Georgia Street
Vancouver, B.C.
V6C 3E8

Attention: Lukas Lundin
Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street
West Toronto, Ontario
M5H 3C2

Attention: John Craig
Facsimile: (416) 360-8877

Section 8.02 Remedies

The parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any party hereto or its representatives and advisors and that such breach may cause the non-breaching party hereto irreparable harm. Accordingly, the parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the parties hereto, EuroZinc (if Lundin is the breaching party) or Lundin (if EuroZinc is the breaching party) will be entitled, without the requirement of posting a bond or other security, to seek equitable relief, including injunctive relief and specific performance. Subject to any other provision hereof including, without limitation, sections 6.03 and 6.06 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the parties hereto.

Section 8.03 Expenses

The parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the EuroZinc Meeting, the Lundin Meeting, and the preparation and mailing of the EuroZinc Proxy Circular and the Lundin Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this section 8.03 shall survive the termination of this Agreement.

Section 8.04 Obligations Regarding Personal Information

(a)   Each of EuroZinc and Lundin shall ensure that, unless otherwise exempted by law, it has the consent of its employees to the collection, use and disclosure of all personal information required for any reasonable and necessary purpose related to this Agreement.

(b)   For the purpose of this section 8.04, "Personal Information" means information about an identifiable individual collected or created as a result of this Agreement, but does not include the name, title or business address or telephone number of an employee.

(c)    Unless this Agreement or the law otherwise specifies, each party shall only collect, create, use and disclose Personal Information in respect of its own employees or in respect of the employees of contractors which is necessary for the due performance of this Agreement.

(d)   Unless this Agreement or the law otherwise specifies, each party shall not collect, use or disclose Personal Information about an individual without the consent of the individual to whom the information relates.

(e)   Each party agrees to protect all Personal Information collected or stored by it pursuant to paragraph (c) above by taking reasonable security measures, in accordance with the sensitivity of the information in question, to protect the Personal Information against loss, unauthorized access thereto, theft, and any unauthorized collection, use, disclosure, copying, modification or disposal thereof.

(f)    Each party further agrees to comply with all applicable laws that relate to the collection, use, disclosure, storage and disposal of Personal Information.

Section 8.05 Time of the Essence

Time shall be of the essence in this Agreement.

Section 8.06 Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 8.07 Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

Section 8.08 Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 8.09 Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile shall be effective as delivery of a manually executed counterpart of this Agreement, and any party delivering an executed counterpart of the signature page to this Agreement by facsimile to any other party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

Section 8.10 Waiver

No waiver or release by any party hereto shall be effective unless in writing and executed by the party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in section 7.01 hereof.

Section 8.11 No Personal Liability

No director or officer of EuroZinc shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to Lundin under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of EuroZinc.

No director or officer of Lundin shall have any personal liability whatsoever (other than in the case of fraud, negligence or willful misconduct) to EuroZinc under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Lundin.

Section 8.12 Enurement and Assignment

This Agreement shall enure to the benefit of the parties hereto and their respective successors and permitted assigns and shall be binding upon the parties hereto and their respective successors. This Agreement may not be assigned by any party hereto without the prior written consent of each of the other parties hereto.

Section 8.13 Invalidity

If any provision of this Agreement is determined to be invalid or unenforceable by a court of competent jurisdiction from which no further appeal lies or is taken, that provision shall be deemed to be severed herefrom, and the remaining provisions of this Agreement shall not be affected thereby and shall remain valid and enforceable.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

LUNDIN MINING CORPORATION
Per:

Name: Karl-Axel Waplan
Title:President and Chief Executive Officer

EUROZINC MINING CORPORATION
Per:

Name: Colin K. Benner
Title:Vice Chairman and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)   "affiliate" shall have the meaning ascribed to such term under the BCBCA;

(b)   "Applicant" means EuroZinc;

(c)   "Arrangement" means the arrangement under the provisions of section 288 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the provisions hereof or at the direction of the Court in the Final Order;

(d)  "Arrangement Agreement" means the amended and restated arrangement agreement dated as of September 18, 2006 between Lundin and EuroZinc, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(e)   "BCBCA" means the Business Corporations Act (British Columbia);

(f)    "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(g)   "CBCA" means the Canada Business Corporations Act, including the regulations promulgated thereunder as is in effect on the date hereof;

(h)   "Court" means the Supreme Court of British Columbia;

(i)    "Depositary" means Computershare Investor Services Inc., being the depositary appointed by Lundin for the purpose of, among other things, exchanging certificates representing EuroZinc Common Shares for Lundin Common Shares in connection with the Arrangement;

(j)    "Dissent Procedures" means the procedures set forth in section 242 of the BCBCA required to be taken by a registered holder of EuroZinc Common Shares to exercise the right of dissent in respect of such EuroZinc Common Shares in connection with the Arrangement;

(k)  "Dissenting Shareholders" means the registered holders of EuroZinc Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures;

(l)    "Eligible Holder" means a EuroZinc Shareholder other than a Tax Exempt EuroZinc Shareholder or a Non-Resident EuroZinc Shareholder;

(m)  "Effective Date" means the date on which the Final Order and all other required documents are filed with the Registrar pursuant to section 292 of the BCBCA;

(n)   "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

(o)  "EuroZinc" means EuroZinc Mining Corporation, a corporation existing under the BCBCA;

(p)   "EuroZinc Common Shares" means the common shares in the capital of EuroZinc;

(q)   "EuroZinc Meeting" means the special meeting, including any adjournments or postponements thereof, of the holders of EuroZinc Common Shares held, among other things, to consider and, if deemed advisable, approve the Arrangement;

(r)   "EuroZinc Options" means the outstanding options to purchase an aggregate of 13,726,671 EuroZinc Common Shares issued pursuant to the EuroZinc Share Option Plan and otherwise;

(s)   "EuroZinc Proxy Circular" means the management information circular prepared by EuroZinc with the assistance of Lundin in respect of the EuroZinc Meeting;

(t)    "EuroZinc Share Option Plan" means the share option plan of EuroZinc adopted on December 10, 2002, as amended in June, 2004;

(u)   "Final Order" means the order of the Court approving the Arrangement pursuant to the BCBCA, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

(v)   "Former EuroZinc Shareholders" means the holders of EuroZinc Common Shares immediately prior to the Effective Time;

(w)   "Interim Order" means the interim order of the Court, as such order may be amended in connection with the Arrangement;

(x)    "Lundin" means Lundin Mining Corporation, a corporation existing under the CBCA; (y) "Lundin Common Shares" means the common shares in the capital of Lundin; and

(z) "Meeting Date" means the date of the EuroZinc Meeting;

(aa) "Non-Resident EuroZinc Shareholder" means a EuroZinc Shareholder who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act, and (i) whose EuroZinc Common Shares are not "taxable Canadian property" as defined in the Tax Act or (ii) whose EuroZinc Common Shares are "taxable Canadian property" as defined in the Tax Act and who is exempt from Canadian tax in respect of any gain realized on the disposition of EuroZinc Common Shares by reason of an exemption contained in an applicable income tax treaty or convention;

(bb)   "Plan of Arrangement" means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(cc)    "Registrar" means the Registrar of Companies under the BCBCA;

(dd)    "Tax Act" means the Income Tax Act (Canada) and the regulations thereunder as amended from time to time; and

(ee)    "Tax Exempt EuroZinc Shareholder" means a EuroZinc Shareholder that is exempt from tax under Part I of the Tax Act.

In addition, words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

Section 1.04 Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

Unless otherwise stated, all references in this Plan of Arrangement to amounts of money are expressed in lawful money of Canada.

ARTICLE TWO
ARRANGEMENT AGREEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

ARTICLE THREE
ARRANGEMENT

Section 3.01 Arrangement

At the Effective Time, the following shall occur, and shall be deemed to occur in the following order, without any further act or formality:

(a)   each EuroZinc Common Share in respect of which Dissent Procedures have been exercised shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to Lundin, with Lundin being obliged to pay therefor the amount determined and payable in accordance with Article 4 hereof, and the name of such holder will be removed from the register of holders of EuroZinc Common Shares and Lundin will be recorded as the registered holder of the EuroZinc Common Shares so transferred and will be deemed to be the legal and beneficial owner of such EuroZinc Common Shares;

(b)    all EuroZinc Common Shares held by Former EuroZinc Shareholders (other than Lundin or any Dissenting Shareholders) shall be exchanged with Lundin for Lundin Common Shares on the basis of 0.0952 of a Lundin Common Share and $0.0001 in cash for each EuroZinc Common Share, subject to sections 3.03, 3.04 and 4.01 hereof;

(c)   (i) each EuroZinc Option shall entitle the holder thereof to receive (and such holder shall accept) upon the exercise thereof, in lieu of the number of EuroZinc Common Shares otherwise issuable upon the exercise thereof, the number of Lundin Common Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EuroZinc Common Shares to which such holder was theretofore entitled upon such exercise, and (ii) such EuroZinc Option shall otherwise continue to be governed by and be subject to the terms of the EuroZinc Share Option Plan and applicable agreement thereunder. If the adjustment to the EuroZinc Options contemplated by this paragraph results in a disposition of EuroZinc Options for options to acquire Lundin Common Shares or "new" EuroZinc Options, it is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such disposition. Therefore, in the event that the amount, if any, by which the total value (determined immediately after the Effective Time) of the Lundin Common Shares that a holder is entitled to acquire at and from the Effective Time exceeds the amount payable to acquire such shares (the "Lundin Option In-the-Money Amount"), exceeds the amount by which the total value (determined immediately before the Effective Time) of the EuroZinc Common Shares that the holder was entitled to acquire immediately before the

        Effective Time exceeds the amount payable to acquire such shares (the "EuroZinc Option In-the-Money Amount"), the number of Lundin Common Shares which may be acquired at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Option In-the Money Amount does not exceed the EuroZinc Option In-the-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

Section 3.02 Post-Effective Time Procedures

(a)    On or promptly after the Effective Date, Lundin shall deliver or arrange to be delivered to the Depositary certificates representing the Lundin Common Shares and the cash consideration required to be issued to Former EuroZinc Shareholders in accordance with the provisions of section 3.01 hereof, which certificates and cash consideration shall be held by the Depositary as agent and nominee for such Former EuroZinc Shareholders for distribution to such Former EuroZinc Shareholders in accordance with the provisions of Article 5 hereof.

(b)   Subject to the provisions of Article 5 hereof, Former EuroZinc Shareholders shall be entitled to receive delivery of the certificates representing the Lundin Common Shares and the cash consideration to which they are entitled pursuant to subsection 3.01(b) hereof.

(c)    A Former EuroZinc Shareholder who is an Eligible Holder and who has exchanged EuroZinc Common Shares pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provisions of provincial income tax law) with respect to such exchange by providing two signed copies of the necessary election forms to an appointed representative, as directed by EuroZinc or Lundin, within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to such election forms complying with requirements imposed under the Tax Act (or applicable provincial income tax law), such forms shall be signed and returned to such former EuroZinc Shareholder within 90 days after the receipt thereof by Lundin or any successor corporation for filing with the Canada Revenue Agency (or the applicable provincial tax authority). Lundin or any successor corporation shall not be responsible for the proper completion of any election form and, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, Lundin or any successor will not be responsible for any taxes, interest or penalties resulting from the failure of a Former EuroZinc Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Lundin or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

Section 3.03 No Fractional Lundin Common Shares

        No fractional Lundin Common Shares shall be issued to Former EuroZinc Shareholders. Any fractional number of Lundin Common Shares shall be rounded down to the nearest whole number.

Section 3.04 Fractional Cash Consideration

Any cash consideration owing to a Former EuroZinc Shareholder shall be rounded up to the next whole cent.

ARTICLE FOUR
DISSENT PROCEDURES

Section 4.01 Dissent Procedures

       Holders of EuroZinc Common Shares may exercise Dissent Procedures in accordance with section 242 of the BCBCA with respect to EuroZinc Common Shares in connection with the Arrangement, provided that the written notice of dissent contemplated by section 242 of the BCBCA must be received by EuroZinc not later than 5:00 p.m. (Vancouver time) on the day that is two Business Days immediately prior to the date of the EuroZinc Meeting and provided further that holders who exercise such rights of dissent and who:

(a)    are ultimately entitled to be paid fair value for their EuroZinc Common Shares, which fair value, notwithstanding anything to the contrary, shall be deemed to be determined as of the close of business on the day before the Final Order becomes effective, shall be paid an amount equal to such fair value by Lundin; and

(b)   are ultimately not entitled, for any reason, to be paid fair value for their EuroZinc Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of EuroZinc Common Shares and shall be entitled to receive only the consideration contemplated in subsection 3.01(b) hereof which such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case shall Lundin, EuroZinc or any other person be required to recognize Dissenting Shareholders as holders of EuroZinc Common Shares at and after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of holders of EuroZinc Common Shares as of the Effective Time.

ARTICLE FIVE
DELIVERY OF LUNDIN COMMON SHARES

Section 5.01 Delivery of Lundin Common Shares and Cash Consideration

(a)   Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding EuroZinc Common Shares which were exchanged for Lundin Common Shares and the cash consideration in accordance with section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the EuroZinc Common Shares formerly represented by such certificate under the BCBCA and the articles of EuroZinc and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Lundin Common Shares and a cheque in the amount of the cash consideration which such holder is entitled to receive in accordance with section 3.02 hereof.

(b)  After the Effective Time and until surrendered for cancellation as contemplated by subsection 5.01(a) hereof, each certificate which immediately prior to the Effective Time represented one or more EuroZinc Common Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the Lundin Common Shares and the cash consideration which the holder of such certificate is entitled to receive in accordance with section 3.02 hereof.

Section 5.02 Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding EuroZinc Common Shares which were exchanged for Lundin Common Shares and the cash consideration in accordance with section 3.01 hereof shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Lundin Common Shares and the cash consideration which such holder is entitled to receive in accordance with section 3.02 hereof. When authorizing such delivery of a certificate representing the Lundin Common Shares and a cheque in the amount of the cash consideration which such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Lundin Common Shares and a cheque in the amount of the cash consideration is to be delivered shall, as a condition precedent to the delivery of such Lundin Common Shares and the cash consideration, give a bond satisfactory to Lundin and the Depositary in such amount as Lundin and the Depositary may direct, or otherwise indemnify Lundin and the Depositary in a manner satisfactory to Lundin and the Depositary, against any claim that may be made against Lundin or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of EuroZinc.

Section 5.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Lundin Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding EuroZinc Common Shares unless and until the holder of such certificate shall have complied with the provisions of section 5.01 or section 5.02 hereof. Subject to applicable law and to section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Lundin Common Shares and the cash consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Lundin Common Shares.

Section 5.04 Withholding Rights

Lundin and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former EuroZinc Shareholder such amounts as Lundin or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former EuroZinc Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05 Limitation and Proscription

To the extent that a Former EuroZinc Shareholder shall not have complied with the provisions of section 5.01 or section 5.02 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Lundin Common Shares which such Former EuroZinc Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Lundin Common Shares shall be delivered to Lundin by the Depositary for cancellation and shall be cancelled by Lundin, and the interest of the Former EuroZinc Shareholder in such Lundin Common Shares shall be terminated as of such final proscription date.

ARTICLE SIX
AMENDMENTS

Section 6.01 Amendments to Plan of Arrangement

(a)    Lundin and EuroZinc reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Lundin and EuroZinc, (iii) filed with the Court and, if made following the EuroZinc Meeting, approved by the Court, and (iv) communicated to Former EuroZinc Shareholders if and as required by the Court.

(b)   Any amendment, modification or supplement to this Plan of Arrangement may be proposed by EuroZinc at any time prior to the EuroZinc Meeting provided that Lundin shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the EuroZinc Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)   Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the EuroZinc Meeting shall be effective only if (i) it is consented to in writing by each of Lundin and EuroZinc, and (ii) if required by the Court, it is consented to by holders of the EuroZinc Common Shares voting in the manner directed by the Court.

SCHEDULE B
DESCRIPTION OF EUROZINC MATERIAL SUBSIDIARIES

As of the date of the Arrangement Agreement to which this Schedule B is attached, the following are the EuroZinc Material Subsidiaries:

Company	Jurisdiction	Percentage (%)

Barinas Enterprises Company Limited	Cyprus	100%
Sociedade Mineira de Neves-Corvo, S.A.	Portugal	100%
AGC Minas de Portugal, Unipessoal, Limitada	Portugal	100%
AGC Minas de Portugal SGPS, Unipessoal, Limitada	Portugal	100%
Pirites Alentejanas, S.A.	Portugal	99.86%
Iberian Base Metals Plc (in process of voluntary liquidation)	United Kingdom	100%
Zinc Holdings Limited	Cyprus	100%

SCHEDULE C
DESCRIPTION OF LUNDIN MATERIAL SUBSIDIARIES

As of the date of the Arrangement Agreement to which this Schedule C is attached, the following are the Lundin Material Subsidiaries:

Company	Jurisdiction	Percentage (%)

South Atlantic (Bermuda) I Ltd.	Bermuda	100%
Lundin Mining Exploration Limited	Ireland	100%
Lundin Resources Limited	Ireland	100%
North Atlantic Natural Resources AB	Sweden	100%
Lundin Mining Exploration AB	Sweden	100%
Lundin Mining Limited	Ireland	100%
Lundin Mining AB	Sweden	100%
Galmoy Mines Limited	Ireland	100%
Zinkgruvan Mining AB	Sweden	100%
Lundin Zinc Limited	Ireland	100%
6565522 CANADA INC.	Canada	100%
Lundin Mining Exploration, S.L. Sociedad Unipersonal	Spain	100%

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Suite 3300 Commerce Court West	Internet	www.kpmg.ca
PO Box 31 Stn Commerce Court
Toronto ON M5L 1 B2

Compilation Report on Pro Forma Consolidated Financial Statements

To the Board of Directors of Lundin Mining Corporation

We have read the accompanying unaudited pro forma consolidated balance sheet of Lundin Mining Corporation (the "Company" or "Lundin") as at June 30, 2006 and the unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2005, and have performed the following procedures:

1.     Compared the figures in the columns captioned "Lundin" to the unaudited consolidated financial statements of Lundin as at June 30, 2006 and for the six months then ended, the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

2.     Compared the figures in the columns captioned "EuroZinc" to the unaudited consolidated financial statements of EuroZinc Mining Corporation as at June 30, 2006 and for the six months then ended and the audited consolidated financial statements for the year ended December 31, 2005, and found them to be in agreement.

3.     Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a)   the basis for determination of the pro forma adjustments; and

(b)   whether the pro forma consolidated financial statements comply as to form in all material respects with securities acts of the provinces and territories of Canada (the "Acts") and the related regulations.

The officials:

(a)   described to us the basis for determination of the pro forma adjustments; and

(b)   stated that the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of the Acts and related regulations.

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

4.      Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.      Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Lundin" and "BuroZinc" as at June 30, 2006 and for the six months then ended, and "Lundin" and "EuroZinc" for the year ended December 31, 2005, and found the amounts in the column captioned "Pro Forma Lundin" to be arithmetically correct.

These pro forma consolidated financial statements are based on management's assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants
Toronto, Canada

September 11, 2006

LUNDIN MINING CORPORATION
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As at June 30, 2006
(Unaudited - in thousands of US dollars)

			Note	Pro Forma	Pro Forma
	Lundin	EuroZinc	3	Adjustments	Lundin
ASSETS
Current
Cash and cash equivalents	$131,482	$97,291	(c)	$14,542	$243,257
			(a)	(58)
Restricted investments	-	41,481		-	41,481
Accounts receivables	47,575	80,331		-	127,906
Inventories	8,523	10,684	(b)	15,555	34,762
Prepaids and others	1,311	2,205		-	3,516
	188,891	231,992		30,039	450,922
Reclamation fund	-	23,315	(e)	(23,315)	-
Investments	17,565	-		-	17,565
Property, plant and equipment	289,058	327,350			616,408
Future income tax asset	3,190	27,652			30,842
Deferred financing and other assets	9,018	1,681	(b)	(1,322)
			(e)	23,315	32,692
Unallocated purchase price	-	-	(b)	1,295,276	1,295,276

Total Assets	$507,722	$611,990		$1,323,993	$2,443,705

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$36,151	$57,103	(d)	$5,720
			(b)	7,700	$106,674
Taxes payable	23,523	30,398		-	53,921
Current portion of long-term liabilities	2,747	15,739		-	18,486
	62,421	103,240		13,420	179,081
Long-term debt	1,139	42,335		-	43,474
Deferred revenue	59,394	-		-	59,394
Net derivative instruments	-	44,393		-	44,393
Future income tax liabilities	36,040	-		-	36,040
Asset retirement and other mine closure obligations	31,528	65,457		-	96,985
	190,522	255,425		13,420	459,367
Shareholders' equity
Share capital	244,109	166,094	(a)	1,667,138
			(c)	14,542
			(b)	(180,636)	1,911,247
Options and warrants	1,660	2,714	(b)	(2,714)	1,660
Currency translation adjustment	(12,444)	15,905	(b)	(15,905)	(12,444)
Retained earnings	83,875	171,852	(b)	(171,852)	83,875
	317,200	356,565		1,310,573	1,984,338
Total liabilities and shareholders' equity	$507,722	$611,990		$1,323,993	$2,443,705

See accompanying notes to pro forma consolidated financial statements

LUNDIN MINING CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the twelve months ended December 31, 2005
(Unaudited in thousands of US dollars, except for earnings per share amounts)

			Note	Pro Forma	Pro Forma
	Lundin	EuroZinc	3	Adjustments	Lundin

Revenue	$192,073	$314,934		$-	$507,007
Cost of sales	150,709	103,789	(e)	35,405	289,903
Royalties	-	9,186	(e)	(9,186)	-
Accretion of asset retirement obligations	-	2,995	(e)	(2,995)	-
Depreciation and amortization	-	23,224	(e)	(23,224)	-
Operating profit	41,364	175,740		-	217,104

Expenses (income)
General and administration	9,033	8,880		-	17,913
Exploration and business development	8,976	526		-	9,502
Interest and other	(4,995)	8,549		-	3,554
Gain on settlement of debt	-	(1,303)		-	(1,303)
Gain on sale of investments	(17,810)	-		-	(17,810)
Realized and unrealized loss on derivative instruments	2,095	40,095		-	42,190
	(2,701)	56,747		-	54,046

Earnings before taxes and non-controlling interest	44,065	118,993		-	163,058
Current income tax expense	13,291	27,776	(e)	769	41,836
Future income tax (recovery)	-	2,880	(e)	(769)	2,111
Non-controlling interest	811	-		-	811

Net earnings for the year	$29,963	$88,337		$-	$118,300

Basic and diluted earnings per share	$0.78				$1.27

Weighted average shares outstanding (000's)
Basic	38,416				93,093
Diluted	38,659				93,336

See accompanying notes to pro forma consolidated financial statements

LUNDIN MINING CORPORATION

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
For the six months ended June 30, 2006
(Unaudited in thousands of US dollars, except for earnings per share amounts)

			Note	Pro Forma	Pro Forma
	Lundin	EuroZinc	3	Adjustments	Lundin

Revenue	$204,716	$257,398		$-	$462,114
Cost of sales	101,605	49,453	(e)	24,429	175,487
Royalties	-	9,711	(e)	(9,711)	-
Accretion of asset retirement obligations	-	1,423	(e)	(1,423)	-
Depreciation and amortization	-	13,295	(e)	(13,295)	-
Operating profit	103,111	183,516		-	286,627

Expenses (income)
General and administration	7,608	4,305		-	11,913
Exploration and business development	3,652	1,453		-	5,105
Interest and other	1,325	5,614		-	6,939
Gain on settlement of debt	-	(8,541)		-	(8,541)
Realized and unrealized loss on derivative instruments	9,901	69,639		-	79,540
	22,486	72,470		-	94,956

Earnings before taxes and non-controlling interest	80,625	111,046		-	191,671
Current income tax expense	21,830	27,392	(e)	291	49,513
Future income tax (recovery)	-	(5,411)	(e)	(291)	(5,702)
Non-controlling interest	173	-		-	173

Net earnings for the period	$58,622	$89,065		$-	$147,687

Earnings per share
Basic	$1.44				$1.55
Diluted	$1.43				$1.54

Weighted average shares outstanding (000's)
Basic	40,717				95,394
Diluted	41,094				95,771

See accompanying notes to pro forma consolidated financial statements

LUNDIN MINING CORPORATION

Notes to pro forma consolidated financial statements Unaudited - Tabular amounts are in thousands of US dollars

1.    BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements ("pro forma financial statements") of Lundin Mining Corporation (the "Company" or "Lundin") reflect the proposed combination between Lundin Mining Corporation and EuroZinc Mining Corporation and have been prepared in accordance with generally accepted accounting principles in Canada. These pro forma financial statements do not contain all the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual and interim financial statements of the Company and the most recent annual and interim financial statements of EuroZinc Mining Corporation ("EuroZinc").

These pro forma financial statements have been prepared on the basis that Lundin is the acquirer and assuming that the arrangement between Lundin and EuroZinc (the "Arrangement") had been completed on January 1, 2005 for the unaudited pro forma consolidated statements of operations and on June 30, 2006 for the unaudited pro forma consolidated balance sheet.

These pro forma financial statements are not intended to reflect the financial position which would have resulted had the Arrangement actually been affected on June 30, 2006 or the results of operations had the transaction been effected on January 1, 2005. Further, the pro forma results of operations may not be indicative of future results.

2.    SIGNIFICANT ACCOUNTING POLICIES

Accounting policies used in the preparation of these pro forma financial statements are disclosed in Lundin's audited consolidated financial statements for the year ended December 31, 2005.

3.    PRO FORMA ADJUSTMENTS

The Arrangement is accounted for using the purchase method whereby the Company's assets and liabilities are not revalued while EuroZinc's assets and liabilities are measured at their individual fair values on the date of the Arrangement and any difference between these fair values and the consideration paid for EuroZinc shares is recorded on the balance sheet as an unallocated purchase price.

The measurement of the purchase consideration in the pro forma financial statements is based on Lundin's stock price of Cdn$34.07, which was the weighted average closing share price two days before, the day of and two days after the day the Arrangement was announced on August 21, 2006.

The determination of the acquirer in the business combination, the allocation of the purchase price to the assets and liabilities and the adjustments to the statement of operations as presented in these pro forma financial statements is preliminary and subject to change. In arriving at the fair values of assets and liabilities the Company has made assumptions, estimates and assessments which are based on available public information. The actual fair value of the assets and liabilities will be determined as of the date of the Arrangement and may differ materially from the amounts disclosed in the purchase price allocation set out in (b) below due to changes in the estimates of the fair values of the assets and liabilities as more information is available for assessment. Once the allocation of the excess purchase price, along with the related potential tax effect, to the individual fair values of each asset and liabilities has been made, any remaining unallocated purchase price is allocated to goodwill and will be subject to an annual impairment test at a future date as determined by management.

Pro forma adjustments to consolidated balance sheet

The following pro forma adjustments have been made to the pro forma consolidated balance sheet as at June 30, 2006:

(a)   To record the purchase of EuroZinc shares

Issued 54,677,439 Lundin shares in exchange for EuroZinc shares	$1,667,138
Cash consideration ($0.01 per share per every 100 EuroZinc shares)	58
Estimated transaction fees and expenses	5,720
Total purchase price	$1,672,916

The number of Lundin shares issued to EuroZinc shareholders assumes that all in-the-money EuroZinc stock options were exercised prior to the Arrangement.

(b)   The following allocates the purchase price based on management's preliminary estimate of fair values after giving effect to (a) above:

		Proceeds from
	EuroZinc Book	options	Fair Value	EuroZinc Fair
	Value	exercised	Adjustments*	Value

Current assets	$231,992	$14,542	$15,555	$262,089
Property, plant and equipment	327,350	-	-	327,350
Other non-current assets	52,648	-	(1,322)	51,326
Unallocated purchase price	-	-	1,295,276	1,295,276
Total assets	$611,990	$14,542	$1,309,509	$1,936,041

Current liabilities	$103,240	$-	$7,700	$110,940
Other non-current liabilities	152,185	-	-	152,185
Total liabilities	255,425	-	7,700	263,125
				-
Net assets purchased	$356,565	$14,542	$1,301,809	$1,672,916

* The adjustments relate to the fair value of concentrate inventory, write-off of deferred financing costs and an accrual for EuroZinc's transaction costs relating to the Arrangement.

(c)   Proceeds from the assumed exercise of in-the-money EuroZinc stock options.

(d)  To accrue $5,720 of estimated transaction and other completion costs.

The unaudited pro forma consolidated financial statements reflect the following adjustment as if the Arrangement had occurred on January 1, 2005.

(e)    Reclassifications have been made to mine closure fund on the pro forma consolidated balance sheets and to cost of sales, royalties, accretion of asset retirement obligations, depreciation, loss on derivative instruments and income taxes to the pro forma consolidated statement of operations to conform to the current presentation by each company.

4.      UNALLOCATED PURCHASE PRICE AND OTHER ITEMS NOT ADJUSTED

The adjustments made to the pro forma consolidated statements of operations reflect only those items which recur and do not include charges to income which are expected to occur immediately following the transaction. In addition, these statements do not give effect to operating efficiencies and cost savings that may result from the Arrangement.

Upon closing of the Arrangement the Company is required to fair value all of the assets and liabilities acquired. The final values allocated to the acquired assets will depend on the Company's view of, amongst other things, long term metal prices, exchange rates and reserves and resources at the date of the Arrangement. It is likely that the final purchase price will result in a significant increase in the carrying value of property, plant and equipment and related future income tax liability, which will result in an increase in depreciation charged over each asset's estimated useful life from that shown in the pro forma consolidated financial statements. For every $100 million allocated to the operating assets of Neves-Corvo, it is estimated that there would be a corresponding depreciation charge of $5.1 million ($4.0 million after tax) for the year ended December 31, 2005 and $2.4 million ($1.9 million after tax) for the six months ended June 30, 2006 and a reduction of $0.04 and $0.02 on the pro forma earnings per share for the respective periods.

Any excess of the purchase price paid over the amount allocated to the assets and liabilities acquired will be classified as goodwill, which, under Canadian generally accepted accounting principles, will not be amortized but which the Company is required to allocate to its reporting units and test for impairment on an annual basis. The first impairment test will be performed at a future date as determined by management and there can be no assurances that an impairment and write down of goodwill will not occur.

These pro forma financial statements do not include an agreement reached with IFC Metropol, a Russian financial institution to acquire a 49% interest in the Ozernoe project, a zinc and lead deposit located in the Republic of Buryatia in the Russian Federation for $125 million, of which $2 million has been paid to secure exclusivity of the project until September 29, 2006. $113 million is payable upon closing, of which a portion (approximately $10 million) will be used to take the project to a bankable feasibility study. The remaining $10 million is payable when the project goes into commercial production. This agreement is expected to be signed in September, 2006.

5.     PRO FORMA EARNINGS PER SHARE

The earnings per share are calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method whereby all "in-the-money" stock options are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average price during the period.

The basic and diluted average shares outstanding used in the calculation of the pro forma earnings per share for the six months ended June 30, 2006 and the year ended December 31, 2005 are calculated by adding the number of common shares issued to the EuroZinc shareholders as though the Arrangement had been consummated on January 1, 2005 to the weighted average shares outstanding as reported in the consolidated statements of operations for the respective periods.

SCHEDULE J — INFORMATION RELATING TO EUROZINC
GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Schedule J.

"AMEX" means the American Stock Exchange;

"Arrangement" means the proposed arrangement, under the provisions of Division 5 of Part 9 of the BCBCA, on the terms and conditions set forth in the Plan;

"Arrangement Agreement" means the arrangement agreement dated as of August 20, 2006, amended and restated as of September 18, 2006, between EuroZinc and Lundin Mining pursuant to which EuroZinc and Lundin Mining have proposed to implement the Arrangement, a copy of which is attached as Appendix C to the EuroZinc Information Circular, including any amendments thereto;

"BCBCA" means the Business Corporations Act (British Columbia), as amended, including the regulations promulgated thereunder as in effect on the date hereof;

"CBCA" means the Canada Business Corporations Act, as amended, including the regulations promulgated thereunder as is in effect on the date hereof;

"EuroZinc" means EuroZinc Mining Corporation, a corporation incorporated under the laws of British Columbia;

"EuroZinc Information Circular" means the information circular and proxy statement of EuroZinc dated September 18, 2006, together with all schedules and appendices thereto and documents incorporated therein by reference, delivered by EuroZinc Shareholders in connection with the EuroZinc Meeting;

"EuroZinc Meeting" means the special meeting of the Shareholders to be held on October 19, 2006 and any adjournment(s) thereof, that is to be convened as provided by the Interim Order, to consider and to vote on the Arrangement;

"EuroZinc Shareholders" means the holders of EuroZinc Shares;

"EuroZinc Shares" means common shares in the capital of EuroZinc;

"Lundin Mining" means Lundin Mining Corporation, a corporation existing under the CBCA;

"Lundin Meeting" means the special meeting, including any adjournments or postponements thereof, of the holders of Lundin Shares to be held, among other things, to consider and, if deemed advisable, to approve the Arrangement;

"Lundin Shares" means common shares in the capital of Lundin Mining;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

"Plan of Arrangement" means the plan of arrangement attached as Schedule A to Appendix C to the EuroZinc Information Circular, as amended or supplemented from time to time in accordance with the terms thereof; and

"TSX" means the Toronto Stock Exchange.

Conventions

Certain terms used herein are defined in the "Glossary of Terms". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars.

NOTE TO READERS

The disclosure in this Schedule J has been prepared prior to giving effect to the Arrangement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Schedule J from documents filed with securities commissions or similar authorities in certain provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Executive Vice President, Corporate Affairs of EuroZinc, 1601 - 543 Granville Street, Vancouver, B.C. V6C 1X8, phone (604) 681-1337 or by accessing the disclosure documents available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. For the purpose of the Province of Québec, this Schedule J contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Executive Vice President, Corporate Affairs of EuroZinc at the above-mentioned address and telephone number. Financial information respecting EuroZinc is provided in EuroZinc's financial statements and management's discussion and analysis, copies of which can be obtained by EuroZinc Shareholders upon contacting the above-named officer.

For further information regarding EuroZinc, please refer to the following documents which are incorporated by reference herein:

(a)  the annual information form of EuroZinc dated March 31, 2006 for the year ended December 31, 2005 (the "AIF") which includes information relating to EuroZinc's corporate structure, business, directors, mining projects and risk factors;

(b)  the management proxy circular of EuroZinc dated April 11, 2006 relating to the annual and special general meeting of EuroZinc Shareholders held on May 11, 2006;

(c)  the audited consolidated financial statements of EuroZinc as at and for the years ended December 31, 2005 and 2004, together with the notes thereto and the auditors' report thereon;

(d)  management's discussion and analysis of financial condition and results of operations for the annual consolidated financial statements referred to in paragraph (c) above;

(e)  the unaudited interim financial statements of EuroZinc as at and for the six months ended June 30, 2006, together with the notes thereto;

(f)   management's discussion and analysis of financial condition and results of operations for the interim financial statements referred to in paragraph (e) above;

(g)  the technical report on the Aljustrel Project in Portugal dated March 31, 2006 and prepared in accordance with NI 43-101;

(h)  the material change report of EuroZinc dated May 5, 2006 regarding the receipt of approval from the Portuguese government for Empresa de Desevolvimento Mineiro, S.A. to proceed with signing the addendum to the agreement concerning the purchase and sale of the shares of Pirites Alentejanas, S.A.; and

(i)   the material change report of EuroZinc dated August 23, 2006 regarding EuroZinc entering into an agreement with Lundin Mining in respect of the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by EuroZinc with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of the EuroZinc Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Schedule J.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule J to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Schedule J.

EUROZINC MINING CORPORATION

EuroZinc is a natural resource company that focuses its efforts in the acquisition, exploration, development and mining of base and precious metal deposits internationally. EuroZinc's executive office is located at 1601 - 543 Granville Street, Vancouver, B.C. V6C 1X8 and its registered office is located at 2300 - 1055 Dunsmuir Street, Vancouver, B.C. V7X 1J1. For information on the business, structure, operations and financial position of EuroZinc, please refer to the documents listed above which have been incorporated by reference herein.

MINERAL PROPERTY

Information pertaining to the mineral projects of EuroZinc is contained in the AIF and the technical report on the Aljustrel Project in Portugal dated March 31, 2006 and prepared in accordance with NI 43-101, both of which are incorporated by reference herein.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set out in the EuroZinc Information Circular or the appendices thereto, no director or executive officer of EuroZinc, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the EuroZinc Meeting.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of EuroZinc, no person, including associates and affiliates, beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the issued and outstanding EuroZinc Shares.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of EuroZinc as at June 30, 2006:

As at June 30, 2006
	Authorized	(unaudited)
EuroZinc Shares(1)(2)(3)(4)	unlimited	US$166,094,000
(559,830 shares)

Notes:
(1) As at the date hereof, EuroZinc has outstanding EuroZinc Options to acquire 12,146,671 EuroZinc Shares at exercise prices ranging from $0.10 to $3.08 which will entitle the holders thereof to receive Lundin Shares in accordance with the terms and conditions of the Plan of Arrangement.

(2) Following the Arrangement, all the issued and outstanding EuroZinc Shares will be held by Lundin Mining and current EuroZinc Shareholders will hold Lundin Shares.

(3) Following the Arrangement, each outstanding EuroZinc Option will be exercisable for 0.0952 Lundin Shares.

(4) A description of the share capital is included in the EuroZinc Annual Information Form filed March 31, 2006.

EXECUTIVE COMPENSATION

Report on Executive Compensation

Information regarding executive compensation of EuroZinc is contained in the management proxy circular of EuroZinc dated April 11, 2006 relating to the annual and special general meeting of EuroZinc Shareholders held on May 11, 2006, which circular is incorporated by reference herein.

MARKET FOR SECURITIES

The outstanding EuroZinc Shares are listed for trading on the TSX and AMEX under the trading symbol "EZM".

The following table sets out the price range for, and trading volume of, the EuroZinc Shares as reported by the TSX for the periods indicated:

2006		High ($)	Low ($)	Volume

	January	1.62	1.25	90,296,772
	February	1.80	1.38	121,442,212
	March	2.10	1.55	127,647,614
	April	2.75	2.08	130,939,240
	May	3.45	2.08	217,763,768
	June	2.72	2.16	76,389,443
	July	3.05	2.70	82,926,890
	August	3.49	2.84	270,667,010
	September 1 - 18	3.38	2.72	63,975,735

The following table sets out the price range for, and trading volume of, the EuroZinc Shares as reported by AMEX for the periods indicated:

2006		High (US$)	Low (US$)	Volume

	January	1.42	1.10	11,036,700
	February	1.58	1.19	19,435,600
	March	1.83	1.36	18,334,100
	April	2.42	1.77	72,824,100
	May	3.25	1.85	226,748,700
	June	2.50	1.95	75,390,900
	July	2.68	2.38	65,038,800
	August	3.08	2.50	92,763,500
	September 1 - 18	3.05	2.42	29,874,700

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in the EuroZinc Information Circular, there are no material interests, direct or indirect, of any director, executive officer or EuroZinc Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding EuroZinc Shares or any known associate or affiliate of such persons, in any transaction completed prior to the date hereof or in any proposed transaction which has materially affected or would materially affect EuroZinc. For information on interests of experts, refer to "The Arrangement - Interests of Experts" in the EuroZinc Information Circular.

RISK FACTORS

For risk factors associated with the activities of EuroZinc and the ownership of EuroZinc Shares, see "Risk Factors" at pages 15 - 19 of the AIF.

LEGAL PROCEEDINGS

To the knowledge of management, there are no legal proceedings material to EuroZinc to which EuroZinc is a party or of which any of its property is the subject matter, nor are any such proceedings known to EuroZinc to be contemplated.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or as otherwise disclosed in the EuroZinc Information Circular or as otherwise referred to in a document incorporated by reference herein, the only material contract entered into by EuroZinc in the two years immediately prior to the date of the EuroZinc Information Circular that can reasonably be regarded as presently material is the Arrangement Agreement, which is attached as Appendix C to the EuroZinc Information Circular.

ADDITIONAL INFORMATION

Since April 11, 2006 the date of the management proxy circular of EuroZinc relating to the annual and special general meeting of EuroZinc Shareholders held on May 11, 2006, the Resource Capital Fund (which included Resource Capital Fund II LP and Resource Capital Fund III LP) has reduced its percentage holding of EuroZinc Shares from 18.24% to 9.87%.

Management of EuroZinc has been advised that one or more of Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Ltd., private corporations owned by trusts whose settlor is Adolf H. Lundin, holds approximately 4.9% of the current issued and outstanding EuroZinc Shares.

Additional information relating to EuroZinc is available under EuroZinc's profile on the SEDAR website at www.sedar.com. Financial information in respect of EuroZinc and its affairs is provided in EuroZinc's annual audited consolidated financial statements as at and for the financial year ended December 31, 2005 and the interim unaudited financial statements as at and for the period ended June 30, 2006, and the related management's discussion and analysis. Copies of EuroZinc's financial statements and the related management's discussion and analysis are available upon request from EuroZinc by: (i) mail at 1601 - 543 Granville Street, Vancouver, B.C. V6C 1X8; (ii) telephone at (604) 681-1337; or (iii) fax at (604) 681-1339.

SCHEDULE K — INFORMATION RELATING TO LUNDIN MINING

Note to Readers

The disclosure in this Schedule has been prepared prior to giving effect to the Arrangement. Unless otherwise defined herein, all capitalized words and phrases used in this Schedule have the meanings ascribed to such words and phrases under the headings "Glossary" in the Circular.

Corporate Structure

Lundin Mining was incorporated pursuant to the Canada Business Corporations Act under the name "South Atlantic Diamonds Corp." on September 9, 1994. Lundin Mining changed its name to "South Atlantic Resources Ltd." on July 30, 1996. In connection with a one-for-six share consolidation that took effect on April 2, 2002, Lundin Mining changed its name to "South Atlantic Ventures Ltd." on March 25, 2002. The share consolidation and name change were approved by shareholders of the Company on January 23, 2002. In connection with the listing of its common shares on the Toronto Stock Exchange effective August 12, 2004, Lundin Mining changed its name to "Lundin Mining Corporation".

Lundin Mining's registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. Lundin Mining's business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. Lundin Mining also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining and exploration activities.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Lundin Mining's head office at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia (telephone: 604-689-7842) or by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from Lundin Mining's head office at the above-mentioned address and telephone number. Financial information respecting Lundin Mining is provided in Lundin Mining's financial statements and management's discussion and analysis.

The following documents of Lundin Mining, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

a)     Annual Information Form, filed March 31, 2006;

b)     audited consolidated financial statements of Lundin Mining for the years ended December 31, 2004 and December 31, 2005, together with the auditors' reports thereon;

c)     Management Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2005;

d)     unaudited interim consolidated financial statements of Lundin Mining for the six months ended June 30, 2006 and June 30, 2005;

e)     Management Discussion and Analysis of Result of Operations and Financial Condition for the six months ended June 30, 2006 and June 30, 2005;

f)      Management Information Circular prepared in respect of Lundin Mining's May 31, 2006, annual meeting of shareholders, filed May 2, 2006;

g)     Annual Report of Lundin Mining for the year ended December 31, 2005, filed May 4, 2006;

h)     news release of Lundin Mining filed April 10, 2006 announcing drilling results at the Galmoy project in Ireland;

i)      news release of Lundin Mining filed April 27, 2006 announcing financial results for the three months ended March 31, 2006;

j)      news release of Lundin Mining filed June 19, 2006 announcing acquisition of the Toral zinc-lead-silver resource located near Ponferrada, Spain;

k)     news release of Lundin Mining filed June 21, 2006 announcing new resource estimates for Norrliden sulphide deposit and drilling results from the Copperstone project and the Zinkgruvan mine;

l)      news release of Lundin Mining filed June 29, 2006 announcing the signing of a letter of intent to acquire an interest in the Ozernoe zinc/lead project in Russia;

m)    news release of Lundin Mining filed August 14, 2006 announcing the financial results for the six months ended June 30, 2006;

n)    news release of Lundin Mining filed August 15, 2006 announcing plant upgrades at the Zinkgruvan mine; and

o)     material change report of Lundin Mining filed August 31, 2006 in respect of the Arrangement Agreement with EuroZinc;

In addition, certain technical reports of Lundin Mining, which are also available at www.sedar.com, are specifically incorporated into and form an integral part of this Circular. See "Mineral Properties" in this Schedule K.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon, information circulars, annual information forms and business acquisition reports filed by Lundin Mining with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Schedule K.

Business of Lundin Mining Corporation

Lundin Mining is a holding company that holds interests in several base metal, silver and gold mining and mineral exploration properties in Sweden, Finland, Ireland and Spain through Lundin Mining AB, its direct subsidiary, and through various wholly owned subsidiaries of Lundin Mining AB.

The Company owns, indirectly, 100% of the outstanding shares of Zinkgruvan Mining AB. Zinkgruvan Mining AB is engaged in the production of zinc, lead and silver at the Zinkgruvan Mine, which is located approximately 200 kilometers southwest of Stockholm, Sweden. The Zinkgruvan Mine is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857. Lundin Mining also engages in exploration activities within and near to the mine with the objective of adding new mineral resources.

Lundin Mining also owns, indirectly, 100% of the outstanding shares of Galmoy Mines Ltd. ("Galmoy"). Galmoy is an Irish mining and exploration company, the main asset of which is the Galmoy Mine located in County Kilkenny, Ireland. For the year ended December 31, 2004, the most recent year end prior to the acquisition of Galmoy by Lundin Mining, the Galmoy Mine had produced approximately 69,000 MT of zinc in concentrate and approximately 15,000 MT of lead in concentrate. Through its indirect wholly-owned Subsidiary, Lundin Mining Exploration Ltd., Lundin Mining also engages in zinc/lead exploration activities in Ireland including on the Galmoy block licenses and on several prospecting licenses in other parts of Ireland.

Lundin's wholly-owned Subsidiary, Lundin Mining AB, owns 100% of the outstanding shares of North Atlantic Natural Resources AB ("NAN") as at March 31, 2006. NAN engages in mining in Sweden, owns and operates a zinc/copper mine in the Skellefte district of Sweden known as the Storliden Mine, and also has a 90% interest in the Norrliden copper/zinc/silver deposit, also located in the Skellefte mining district, approximately 45 kilometers from the Storliden Mine.

Lundin Mining's indirect wholly-owned Subsidiary, Lundin Mining Exploration AB, is engaged in exploration activities for base and precious metals in Sweden, including in the Bergslagen district of southern Sweden, where the Zinkgruvan mine is located and in the Skellefte district of northern Sweden, where the Storliden mine is located. Lundin Mining Exploration AB also holds a number of exploration permits in Norrbotten County in Northern Sweden near the Kiruna iron mine. Pursuant to an option and joint venture agreement (the "Norrbotten Agreement") entered into on March 31, 2004 between Lundin Mining, Rio Tinto and Anglo American, the Company was granted an option to acquire a 100% interest in the Rakkurijärvi discovery and several other prospects in the Norrbotten district. Exploration has focused on expanding the Rakkurijärvi copper-gold discovery.

Lundin Mining's wholly owned subsidiary, Lundin Mining AB, acquired in June, 2006 through public auction, the Toral zinc/lead/silver property in northwestern Spain. Lundin Mining AB has been granted an exclusive three-year Investigation Permit for the Toral Project by the Territorial Service of Industry, Commerce and Tourism of the Autonomous Community of Castile and León. The 28.5 sq. km, 100% owned Lundin Mining property is located 400 km northwest of Madrid, near to the regional city of Ponferrada. This advanced exploration project has a significant historic zinc/lead/silver resource and was acquired through a public bidding process. The government authority chose Lundin Mining's three-year work proposal as the winning bid.

Mineral Properties

Information pertaining to the mineral projects of Lundin Mining is contained in Lundin Mining's Annual Information Form and in the following technical reports, prepared in accordance with National Instrument 43-101 Standards of Disclosure of Mineral Projects. These technical reports are available through the Internet on the SEDAR website at www.sedar.com. These technical reports are specifically incorporated into and form an integral part of this Circular.

1. "Technical Report on the Norrliden Resource Estimation, Sweden" dated May 2006;

2. "A Technical Review of the Galmoy Mine and Prospecting Licenses Held by ARCON in the Irish Midlands - Republic of Ireland for Lundin Mining Corporation" dated April 22, 2005;

3. "Technical Report on the Storliden Mine, Sweden" dated February 2005;

4. "Updated Technical Review of the Kiruna Area IOCG Projects in Norrbotten County, Sweden for Lundin Mining Corporation" dated February 15, 2005;

5. "Ore Reserves and Mineral Resources of the Zinkgruvan Mine In South-Central Sweden" dated December 31, 2004;

6. "A Technical Review of the Kiruna Area IOCG Projects In Norrbotten County, Sweden, for South Atlantic Ventures Ltd. dated April 27, 2004".

Market for Securities

The Lundin Shares are listed on the TSX under the symbol "LUN" and the Swedish Deposit Receipts are listed on the SSE under the symbol "LUMI". The following table sets forth the high and low prices and trading volumes of the Lundin Shares on the TSX and the SSE for the periods indicated. The quotations reported are from published financial sources.

		Toronto Stock Exchange			Stockholm Stock Exchange
		High	Low	Volume	High	Low	Volume
		(Cdn$)	(Cdn$)	(000s)	(SEK)	(SEK)	(000s)
2006
	September 1 - 18	34.19	29.70	1,913	224.50	198.50	6,307
	August	34.44	31.30	2,424	233.50	198.00	4,625
	July	33.00	28.76	468	217.50	186.00	6,224
	June	32.86	24.37	1,682	218.00	155.00	10,540
	May	42.60	28.28	1,839	293.00	147.00	17,986
	April	36.65	29.00	2,026	249.00	188.00	9,539
	March	28.00	21.25	500	193.00	143.00	9,500
	February	25.30	21.10	830	179.00	141.50	8,195
	January	24.80	17.00	1,996	171.00	111.00	10,047
2005
	October - December	16.85	11.42	2,595	116.00	74.00	8,515
	July - September	13.25	10.20	1,057	86.00	61.50	4,171
	April - June	11.80	9.95	2,452	69.00	57.00	3,869
	January - March	13.25	10.00	5,146	75.00	56.50	7,146

The closing price of the Lundin Shares on August 18, 2006, the last trading day prior to the public announcement of the Arrangement, was Cdn$34.30 on the TSX and SEK215 on the SSE.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Lundin Mining as at June 30, 2006 and the pro forma capitalization of Lundin Mining as at June 30, 2006 assuming the completion of the Arrangement:

		As at June 30, 2006	As at June 30, 2006
	Authorized	(unaudited)	(pro forma)
Lundin Shares (1)(2)	unlimited	$244,109,000	$1,911,247,000
		(40,761,331 shares)	(95,438,770 shares)

Notes:

(1)    As at the date hereof, Lundin Mining has outstanding Lundin Options to acquire 523,000 Lundin Shares at exercise prices ranging from $11.50 to $32.40 (as at June 30, 2006, Lundin Mining had outstanding Lundin Options to acquire 670,000 Lundin Shares at exercise prices ranging from $7.75 to $32.40). Also, EuroZinc has outstanding EuroZinc Options to acquire 12,146,671 EuroZinc Shares at exercise prices ranging from $0.10 to $3.08, which will entitle the holders to acquire Lundin Shares in accordance with the terms and conditions of the Plan of Arrangement

(2)    A description of the share capital is included in the AIF.

Lundin Mining Corporation and Euro Zinc Mining Corporation Following the Arrangement

Shareholders of Lundin Mining following the Arrangement

Assuming that there are 562,796,177 Euro Zinc Shares outstanding as at the Effective Time (which assumes that no EuroZinc Options are exercised prior to such time) and that no EuroZinc Shareholder exercises Dissent Rights, Lundin Mining will issue approximately 53,578,196 Lundin Shares upon the completion of the Arrangement (not including Lundin Shares issuable upon the subsequent exercise of EuroZinc Options). Based upon the foregoing assumptions, upon the completion of the Arrangement, Former EuroZinc Shareholders will own approximately 56.7% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.3% of the then outstanding Lundin Shares, on a non-diluted basis. On a fully-diluted basis, Former EuroZinc Shareholders will own approximately 56.9% of the then outstanding Lundin Shares and Lundin Shareholders will own approximately 43.1% of the then outstanding Lundin Shares.

Directors of Lundin Mining following the Arrangement

If the Lundin New Board Resolution, a full copy of which is attached as Schedule B to this Circular, is approved by the Lundin Shareholders the number of directors of Lundin Mining will be increased from nine to ten. In accordance with the provisions of the Arrangement Agreement five of the directors will be nominees of Lundin Mining and five of the directors will be nominees of EuroZinc.

Interests of Experts

Certain legal matters in connection with the Arrangement will be passed upon by Cassels Brock & Blackwell LLP, McCullough, O'Connor Irwin LLP, Thorsteinssons LLP and Linklaters Advokatbyra on behalf of Lundin Mining. As at the date hereof the partners of each of Cassels Brock & Blackwell LLP, McCullough, O'Connor Irwin LLP, Thorsteinssons LLP and Linklaters Advokatbyra as a group, own directly or indirectly, less than 1% of the EuroZinc Shares and less than 1% of the Lundin Shares.

As at the date hereof, the authors of the technical reports prepared in respect of the Lundin Mineral Properties and incorporated by reference into this Circular (see "Information Relating to Lundin Mineral Properties") and, where applicable, the partners and associates of those authors do not, directly or indirectly, own any EuroZinc Shares or Lundin Shares.

The auditors of Lundin are KPMG LLP, Chartered Accountants, of Toronto, Ontario. Deloitte & Touche LLP, Chartered Accountants of Vancouver, British Columbia provided their auditor's report dated March 23, 2005 in respect of Lundin Mining's financial statements for the year ended December 31, 2004. The auditors of EuroZinc are PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver, British Columbia. KPMG LLP, Chartered Accountants reports that they are independent of Lundin Mining in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. PricewaterhouseCoopers LLP, Chartered Accountants reports that they are independent of EuroZinc in accordance with the Rules of Professional Conduct in British Columbia, Canada. Deloitte & Touche, LLP, Chartered Accountants reports that they were independent of Lundin Mining, during the periods covered by their reports, in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Risk Factors

For risk factors associated with the activities of Lundin Mining, see "Risk Factors" at pages 55 62 of the Annual Information Form, which is incorporated by reference herein.

Description of Share Capital

A description of the authorized share capital of Lundin Mining is included in Lundin Mining's Annual Information Form, which is incorporated by reference herein.

Additional Information

Additional information relating to Lundin Mining is available under Lundin Mining's profile on the SEDAR website at www.sedar.com. Financial information in respect of Lundin Mining and its affairs is provided in Lundin Mining's annual audited consolidated financial statements as at and for the financial year ended December 31, 2005 and the interim unaudited financial statements as at and for the period ended June 30, 2006, and the related management's discussion and analysis. Copies of Lundin Mining's financial statements and the related management's discussion and analysis are available upon request from Lundin Mining by: (i) mail at 2101 - 885 West Georgia Street, Vancouver, B.C., V6C 1X8; (ii) telephone at (604) 689-7842; or (iii) fax at (604) 689-4250.